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As filed with the Securities and Exchange Commission on January 28, 2005

Registration No. 333-120204

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Artemis International Solutions Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	13-4023714 (I.R.S. Employer Identification Number)

4041 MacArthur Blvd, Suite 401, Newport Beach, CA 92660 (949) 660-6500 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert S. Stefanovich
Chief Financial Officer
4041 MacArthur Blvd, Suite 401
Newport Beach, CA 92660
(949) 660-6500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
Robert S. Matlin, Esq. Harvey K. Newkirk, Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022 Telephone: (212) 603-2215

Approximate date of commencement of proposed sale to the public:
As soon as practicable on or after the effective date of this Registration Statement.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Security To be Registered	Amount to be Registered(1)	Offering Price Per Share(2)	Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, $.001 par value	7,977,062 shares	$2.01	$16,033,895	$2,031.49

Common Stock, $.001 par value, Underlying Convertible Note	903,308 shares	$2.01	$1,815,648	$230.04

Common Stock, $.001 par value, Underlying Warrants	156,250 shares	$2.01	$314,063	$39.79

Total	9,036,620 shares		$18,163,606	$2,301.32

(1)
In the event of a stock split, stock dividend, or similar transaction involving common stock of the registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act. This registration statement covers an aggregate of 9,036,620 shares.

(2)
Estimated solely for the purpose of calculating the registration fee as determined in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices per share of common stock as reported on the Over-the-Counter Bulletin Board on November 22, 2004.

(3)
Artemis previously paid $2,301.32 to the SEC for Registration Fees for the original filing, Amendment No. 1 and Amendment No. 2.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2005

PROSPECTUS

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

9,036,620 SHARES OF COMMON STOCK

        The shares of common stock, par value $.001 per share, of Artemis International Solutions Corporation are being offered by this prospectus. The shares covered by this prospectus consist of 7,977,062 shares owned by our parent company, (see the "History" section of the Prospectus Summary, beginning on page two), 903,308 shares issuable upon the conversion of a convertible note, and 156,250 shares issuable upon the exercise of stock warrants. The shares will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares, although we may receive proceeds with respect to the exercise of the stock warrants.

        Our common stock is quoted on the Over-the-Counter Bulletin Board (the "OTC BB") under the symbol "AMSI". On November 22, 2004, the last sale price of our common stock as reported on the OTC BB was $2.00 per share. See "Use of Proceeds," "Selling Shareholders" and Plan of Distribution" for a description of the sales of shares by the selling shareholders.

        Investment in our common stock involves a number of risks. See section titled "Risk Factors" beginning on page 8 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this preliminary prospectus is January 28, 2005.

        You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized any other person to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        In this prospectus, "we," "us," "our company," "the Company," and "our" refer to Artemis International Solutions Corporation and its consolidated subsidiaries unless the context requires otherwise.

i

PROSPECTUS SUMMARY

        You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Our Business

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", "We", or the "Company"), is one of the world's leading providers of investment planning* and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

*
The Company does not provide any investment advisory services as defined under the 1940 Act., and therefore does not believe that its registration as an investment advisor under said Act is appropriate or necessary.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with extensive portfolio and project management needs. Our customers rely on Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the US government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Key Business Focus and Strategy

        Throughout 2003 and the first nine months of 2004 we have focused on refining our experience and understanding of market needs to create a suite of industry optimized solutions that integrate application modules with packaged consulting services to provide to our customers an immediate response to today's business needs.

        Our understanding of the business issues encountered within different market environments has enabled us to fine tune our solutions to address the specific requirements of multiple industry sectors including Automotive, Aerospace and Defense, High Technology, National and local Government, Energy, Telecommunications, Financial Services and Pharmaceuticals.

        Artemis investment planning and control solutions ("Solutions") support value creation for both industry and the public sector by ensuring better alignment of strategy, investment planning and project execution. The Solutions can be deployed throughout the organization to address specific business needs including; IT management and governance, new product development, program management, fleet and asset management, power outage management and detailed project management.

        Artemis markets its Solutions through its own direct sales and service organizations with multiple office locations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and the Pacific Rim. Additionally, an extensive distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        With over 590,000 users worldwide, and a global network covering 47 countries, Artemis offers a unique ability in the portfolio and project management market based on its size, experience, global presence and innovative solutions. Our international presence not only enables us to service global organizations, but provides strong protection against fluctuating market demands that typically affect companies relying on specific geographies for the majority of their business. The international dimension of Artemis is clearly reflected by our new web site (http://www.aisc.com) introduced this year. This site provides consistent information to the world in 10 languages, while enabling individual countries to promote their specific regional focus.

Our Products

        Artemis industry optimized Solutions are built around our two core software products:

        Artemis 7, which replaced Portfolio Director in July 2003, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management. Artemis 7 provides enterprise wide alignment of investments with business strategy without enforcing a single consistent level of process maturity across the entire organization. Artemis 7 includes additional functionality such as Program Management, Project Management, Resource Management and Time Recording and supports a broader spectrum of processes than Portfolio Director. Artemis 7, including its predecessor product Portfolio Director, has had wide acceptance in Western Europe and is now gaining traction in the United States and Asia; and

        Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices. Artemis Views comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting and Project Analytics.

History

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation, a Delaware corporation, prior to the closing of certain share exchange transactions described below. Opus360 was incorporated in August 1998 to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent corporation of the Artemis business organization. Prior to the share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation, whose stock is publicly traded on the Helsinki Stock Exchange. Legacy Artemis was a developer and supplier of comprehensive project and resource collaboration application software products and consulting services.

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation" which refers to Opus360 after the closing of certain share exchange transactions described below.

        Proha acquired Legacy Artemis and transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis in August 2000. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective July 31, 2001 (see below for additional information). Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha, or the date these interests were under the control of Proha. These Contributed

Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis are as follows:

Current Company Name	Location	Contribution Date
Artemis Finland Oy	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

The Proha / Opus360 Share Exchange Transactions

        In April 2001, Opus360 and Proha entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which Opus360 agreed to exchange 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% each of two Finnish subsidiaries of Proha, Intellisoft Oy and Accountor Oy.

        The transaction was structured in two steps (the "Share Exchange Transactions") since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8.0 million new shares to Proha.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Mr. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360 common stock to be voted in favor of the second closing. As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock.

        On July 31, 2001, Opus360 consummated the first phase of the share exchange. In connection with the share exchange Opus360 acquired all of the capital stock of Legacy Artemis in exchange for approximately 3 million shares of common stock of Opus360. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquiror and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The second closing was completed on November 20, 2001 by the filing by Opus360 of a definitive proxy statement with the Securities and Exchange Commission (the "SEC") containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5 million additional shares of its common stock in return for the delivery by Proha of 19.9% of the outstanding common stock of two Proha subsidiaries. At the completion of the second closing, Proha owned approximately 80% of the post-transaction outstanding common stock of the Company.

        As part of the Share Exchange Agreement, the parties executed a Registration Rights Agreement. According to the Registration Rights Agreement, Proha can require the Company to register the securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's Common Stock. On October 30, 2004, Proha gave notice to the Company requesting the registration of its shares.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party, for a pretax gain of approximately $0.7 million.

        In December 2002, the Company sold the operations of ABC Technologies Sarl ("ABC Technologies—France"), a wholly-owned subsidiary of Artemis International Sarl, France, to SAS Institute. The total proceeds from this transaction were approximately $0.4 million.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations to a group of individuals. SPR is now privately owned and separately registered in the state of Delaware as Software Productivity Research, LLC. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was approximately $0.4 million.

Preferred Series A Financing

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date (the "Additional Warrants"). The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 shares of common stock to the Series A Holders.

        The Company filed a registration statement on Form S-1 with the SEC on July 19, 2004 (which was amended in August and October 2004) to register the common stock, which may be issued as described above. The SEC declared such registration statement effective on October 29, 2004.

Laurus Credit Facility

        On August 14, 2003, the Company entered into an agreement with Laurus and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year convertible note (the "Secured Convertible Note") secured by an interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus. In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant (the "Laurus Warrant") to purchase 125,000 shares of the Company's restricted common stock. The estimated fair value of the Laurus Warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the revolving credit facility, unless sooner terminated. The fair value of the Laurus Warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: 5 years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The Laurus Warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends.

        In June 2004, the Company used $2.2 million of the net proceeds of the Preferred Series A Financing to reduce the amount outstanding under the Laurus Facility from $3.5 million to $1.3 million. On July 30, 2004, the Company and Laurus agreed to amend the Laurus Facility by replacing the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (collectively the "Laurus Restructuring"). Effectively contemporaneous to and upon the execution of the Laurus Restructuring documents on July 30, 2004, including the Minimum Borrowing Note issued by Artemis to Laurus, the $1.3 million outstanding under the Laurus Facility was incorporated as monies provided by Laurus to Artemis under the Minimum Borrowing Note. Subsequently, in August 2004, Laurus provided Artemis an additional $0.2 million under the Minimum Borrowing Note, thereby exhausting the maximum amount of funds available to be provided by Laurus to Artemis under the Minimum Borrowing Note.

        The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share, totaling $1.5 million or 722,646 shares of common stock of the Company. The shares underlying this Minimum Borrowing Note are being registered with this registration statement. Loans exceeding $1.5 million may be available to the Company under the Secured Revolving Note, based on the balance of the Company's eligible trade accounts receivable. If the balance on the Minimum Borrowing Note is zero, such portion of the balance of the Secured Revolving Note that exceeds $1.0 million shall be deemed to be simultaneously extinguished on the Secured Revolving Note and transferred to a new serialized Minimum Borrowing Note. Once this new serialized Minimum Borrowing Note reaches the sum of $1.5 million, the Company shall file a subsequent registration statement with the SEC to register the shares underlying the new serialized Minimum Borrowing Note. Thereafter, the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional serialized $1.5 million Minimum Borrowing Note. All of the aforementioned conversion prices are subject to an anti-dilution provision in the form of a price protection clause. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company had no loans outstanding under the Secured Revolving Note as of the date of this registration statement.

        Absent an event of default as defined, the post-February 15, 2004 interest rate on both of the July 2004 amended Laurus notes described above is (except as explained in this paragraph) the greater of the Wall-Street-Journal prime rate plus 0.75% (the "adjustable interest rate") or 5%. After this registration statement on Form S-1 as may be amended from time to time, is declared effective by the SEC (see below), the adjustable interest rate may be periodically reduced based on certain defined differences between the average market price of the Company's common stock and the conversion prices set forth above, provided that such market price is at least 130% of the applicable conversion price. The maximum contractual adjustment would reduce the discounted interest rate to the prime rate minus 1.25%.

        Under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's common stock underlying the Laurus Facility.

The Company was delinquent in filing such registration statement and was subject to potential liquidated damages as a result of this delinquency. As part of the Laurus Restructuring, the Company received a waiver from Laurus with respect to their rights and remedies for the failure to file the registration statement timely. In consideration for such waiver, the Company has agreed to pay a penalty of $75,000.

The Offering

Common stock(1)	7,977,062 shares
Common stock underlying convertible note(2)	903,308 shares
Common stock underlying Laurus warrant(3)	156,250 shares
Common stock to be outstanding after the offering(4)	14,512,779 shares
Maximum common stock to be outstanding after the offering including warrants(5)	14,826,643 shares
Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by selling shareholders and we are not offering any shares for sale under this prospectus, but we may receive proceeds from the exercise of warrants held by the selling stockholders. See "Use of Proceeds."
OTC Bulletin Board symbol	"AMSI"

(1)
Represents 100% of the shares acquired and held by Proha pursuant to the Share Exchange Agreement.

(2)
Represents 125% of the maximum shares issuable upon conversion of the Minimum Borrowing Note as defined above under "Laurus Credit Facility."

(3)
Represents 125% of the maximum shares issuable upon exercise of the Laurus Warrant as defined above under "Laurus Credit Facility."

(4)
Represents common stock outstanding assuming only the conversion of all of the Series A Preferred Stock issued.

(5)
Represents common stock outstanding assuming conversion of all of the Series A Preferred Stock and exercise of the Initial Warrants owned by the Series A Holders, and conversion of debt outstanding under the Minimum Borrowing Note and/or exercise of the Laurus Warrant. The Laurus beneficial ownership of the Company's outstanding common stock is contractually limited to 2.5%.

        This prospectus relates solely to the registration of 9,036,620 shares of our common stock by the selling shareholders. The outstanding share information is based on our shares outstanding as of January 28, 2005 and excludes (except as otherwise stated herein):

  •
  an aggregate of 1,865,444 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our stock option plans;

  •
  an aggregate of 584,311 shares of common stock issuable upon exercise of options reserved for future grant under our stock option plans;

  •
  an aggregate of 409,090 shares of common stock issuable upon the exercise of Initial Warrants underlying the Preferred Series A Financing; and

  •
  an aggregate of 2,492 shares of common stock reserved for issuance upon the exercise of other outstanding warrants.

Risk Factors

        Investing in our common stock involves a high degree of risk. You should carefully review and consider the risks listed in the "Risk Factors" section beginning on page 8 of this prospectus, as well as the other information contained in this prospectus, before deciding to invest in shares of our common stock or to maintain or increase your investment in shares of our common stock. You should also review our 2003 Annual Report filed with the SEC on Form 10-K/A on July 16, 2004, and our subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only onces we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition and operating results. If any of the following risks, or any other risks not described below, actually occur, it is likely that our business, financial condition and operating results could be seriously harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

RISK FACTORS

        The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In that case, the trading price of our common stock could decline and you might lose all or part of your investment.

We have Incurred Significant Losses in the Past, and We May Continue to Incur Significant Losses in the Future. If We Continue to Incur Losses, Our Business Will Be Adversely Affected to a Material Extent.

        The Company has incurred substantial recurring losses from operations since inception, and has a history of negative operating cash flow. At September 30, 2004, the Company's current liabilities exceeded current assets by $3.6 million. In addition, the Company has an accumulated deficit of $91.7 million at September 30, 2004, and experienced negative operating cash flow of approximately $6.3 million during the nine months then ended. The Company will benefit from the funding received as a result of the Preferred Series A Financing transaction as described above. Said transaction, however, entails certain risks of its own, as described more fully below. And, notwithstanding receipt of such funds, the Company may not be able to achieve the level of sales or contain its costs in the long term so as to generate sufficient cash flow to fund its operations.

Our Financial Condition has Raised Substantial Doubt Regarding Our Ability to Continue as a Going Concern

        As discussed elsewhere in this prospectus, we have incurred substantial operating and net losses, as well as (except calendar 2002) negative operating cash flows, since our inception. As a result, the independent auditor's report accompanying our consolidated financial statements starting with our Annual Report on Form 10-K for the year ended December 31, 2001, contains an explanation that our financial statements have been prepared assuming that we will continue as a going concern. Factors such as those described in the preceding risk factor raise substantial doubt about the Company's ability to continue as a going concern. Management has undertaken to significantly reduce costs through a series of actions, including, but not limited to, lowering headcount, reducing operating costs and considering various financing alternatives for its operations. On June 16, 2004, we completed the Preferred Series A Financing transaction described above with a group of accredited investors headed by Emancipation Capital LP. Notwithstanding either the management undertakings to reduce costs or the raising of funds through the private placement, we cannot assure you that management's efforts will lead us to profitability, nor can we provide any assurance that we can continue raising funds on acceptable terms. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. As a result, our ability to continue to operate as a going concern will depend on our ability to raise working capital and further streamline our operations and/or increase sales. Our failure in any of these efforts may materially and adversely affect our ability to continue as a going concern.

The Current Slow Economy or Downturn in other Parts of the World and Stagnant or Reduced Information Technology Spending May Negatively Affect Demand For Our Products And Services Which Would Adversely Affect Future Revenue.

        Recent worldwide economic indicators, including but not limited to gross domestic product and job growth figures in the U.S., reflect a slowdown in economic activity not only in the United States, but globally as well, including Western Europe (e.g., Germany) and Asia. Some parts of the world currently are suffering actual downturns, not just slow growth. This world wide trend is critical, given that approximately 78% of our Company's revenue for the nine months ended September 30, 2004 was from non-U.S. sources. Many reports have indicated either a significant decline or merely maintaining spending at current levels by corporations in the area of information technology, which is the overall market in which we participate. Contributing to the lethargic spending activity are various conflicts throughout the world making headlines virtually every day. While we cannot specifically correlate the impact of macro-economic conditions on our sales activities, we believe that the economic conditions and international conflicts have resulted in decreased demand in our target markets, and in particular, have increased the average length of our sales cycle and decreased the size of our license transactions. To the extent that the current slow growth and/or economic downturn continues or increases in severity, we believe demand for our products and services, and therefore future revenue, will be stagnant or reduced. Even if the current global economy improves and international conflicts diminish, we cannot assure you that corporations will increase their information technology spending in our market or that we will be able to maintain or improve revenue levels.

        Contributing to the uncertainies are also certain trends some analysts have identified, including but not limited to:

  •
  delays in closing software transactions have been more prevelant for small software companies such as ours;

  •
  the software industry is ripe for consolidation, either through (i) mergers and acquistions or (ii) market-share gains by major companies at the expense of smaller companies, as customers standardize on fewer vendors;

  •
  some companies are increasingly purchasing "test copies" of software, not committing to major purchases until they are certain the software works and will improve their systems;

  •
  other companies are experimenting with "open source" software (often, at no cost), and with renting software from Internet-based vendors, in order to avoid large, up-front payments;

  •
  an increased perception by some companies that large software or systems projects are merely "optional," not "essential;"

  •
  Customers concluding that they can extract larger discounts during the last few weeks of a quarter, perceiving that software vendors are eager to meet sales quotas and hit revenue targets; and

  •
  the June 2004 disclosure, as a result of the antitrust trial over Oracle's hostile bid to acquire PeopleSoft, that Oracle was willing to offer an 80% discount off of list price in order to finalize a transaction, thereby making less attractive the lower discounts that are more apt to be offered by smaller software companies.

Our Quarterly Financial Results Are Subject To Significant Fluctuation, And If Our Future Results Are Below The Expectations Of Investors, The Price Of Our Common Stock Would Likely Decline.

        Our operating results have in the past and could in the future vary significantly from quarter to quarter. Our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter and the size of such licensing transactions. Other factors that could affect our quarterly operating results include:

  •
  our ability to attract and retain new customers and sell additional products and services to current customers;

  •
  the renewal or non-renewal of maintenance contracts with our customers;

  •
  the announcement or introduction of new products or services by us or our competitors;

  •
  changes in the pricing of our products and services or those of our competitors;

  •
  variability in the mix of our product and services revenue in any quarter; and

  •
  the amount and timing of operating expenses and capital expenditures relating to the business.

        Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. In addition, we may be unable to accurately forecast our operating results because our business and the market in which we operate are changing rapidly. Such changes could adversely affect our forecasting ability, which currently relies on historical patterns showing that license revenue tends to be concentrated in the third month of each quarter due to traditional buying patters in the software industry. It is possible that, in some future periods, our revenue performance, expense levels, cash usage and/or other operating results will be below the expectations of investors and/or analysts. If this occurs, the price of our common stock might decline.

Our Sales Cycle Is Lengthy, Which Could Delay The Growth Of Our Revenues And/Or Increase Our Expenditures.

        Our software and services are complex, and include some newer products and services that have only recently been released commercially. We may face significant delays in acceptance of our newer products and services. We will not be able to recognize any revenue during the period in which a potential customer evaluates whether or not to purchase these products and/or services, a period which could extend for 6 to 9 months and beyond. The decision of a customer to use any of our products or services may be expensive, time consuming and complex and may require a customer to make a significant commitment of resources. As a result, we will have to expend valuable time and resources to educate interested persons at all levels in these organizations on the use and benefits of our products and services. Our expenditure of substantial time and resources to persuade customers to use our products and services and/or an unexpectedly long sales and implementation cycle for them will have a negative impact on the timing of our revenues.

We Currently Depend On A Small Number Of Major Customers For A Significant Amount Of Our Net Sales And Service Revenues. A Reduction In Business From Any Of These Customers, Or Failure By Any Of These Customers To Timely Pay Amounts Owed To Us, Could Adversely Affect Our Net Revenues And Could Seriously Harm Our Business And Financial Condition.

        During the year ended December 31, 2003, net sales (comprised of software licensing, support and consulting services) to our largest customer, Lockheed Martin Corporation, represented approximately 10% of our total net sales (and for the nine months ended September 30, 2004, represents approximately 7% of our total net sales). We expect that we will continue to be dependent upon this customer for a similarly significant percentage of our revenues for the foreseeable future. We cannot assure you, however, that our net sales generated from this customer will reach or exceed historical levels in any future period. A cessation or reduction of business from this customer could, in the future, harm our business and financial condition. We cannot assure you that, if sales to this customer decline we will be able to replace these sales with sales to existing or new customers in a timely manner, or at all. If we could not replace these sales, our business and financial condition would be adversely affected to a material extent. Further, should this customer fail to timely pay us amounts owed, we would suffer a substantial decline in our cash flow, which would have a material adverse affect on our business, financial condition and/or results of operations.

Integration Of Our Products With The Customer's Existing Systems May Be Difficult, Costly And Time-Consuming, And Customers Could Become Dissatisfied If Such Integration Requires More Time, Expense Or Personnel Than Expected.

        Subsequent to the initial installation of our product, our customers may decide to integrate our product with one or more of their other computer systems and software programs. Our customers may find that the integration of our products into additional computer systems and software programs, if required, may be difficult, costly and time-consuming. Customers could become dissatisfied with our products if such integration requires more time, expense or personnel than they expected. Additionally, our losses could increase if, for customer satisfaction and reputational reasons and when we are engaged in integrating our software into the customer's additional computer systems and software programs, we do not bill our customers for all of the time and expenses we incur in connection with these integration issues, which would adversely affect our operating results.

New Customers May Not Accept Our Software And Services.

        Before making any commitment to use our software and services, potential users will likely consider a wide range of issues, including service benefits, integration with legacy systems, potential capacity, functionality and reliability. Prospective users will generally need to change established project and resource management practices and operate their businesses in new ways. Because some of our products and services represent new, Internet-based approaches for most organizations, those persons responsible for the use or approval of our products and services for our customers will be addressing many new technical and project management issues for the first time. If our newer products and services are not attractive to potential customers, we will fail to generate significant new revenues from these newer products and services. In addition, if software integrators fail to adopt and support our products and services as project and resource management tools, our ability to reach our target customers in this market may be diminished.

If We Are Unable To Introduce New Products Or Product Enhancements On A Timely Basis, Or If The Market Does Not Accept These Products Or Product Enhancements, Our Business Will Suffer.

        The market for certain of our products and services is new and the markets for all of our products and services are likely to change rapidly. Our future success will depend on our ability to anticipate changing customer requirements effectively and in a timely manner and to offer products and services that meet these demands. The development of new or enhanced software products and services is a complex and uncertain process. We may experience design, development, testing and other difficulties that could delay or prevent the introduction of new products or product enhancements and could increase research and development costs. Further, we may experience delays in market acceptance of new products or product enhancements as we engage in marketing and education of our user base regarding the advantages and system requirements for the new products and services and as customers evaluate the advantages and disadvantages of upgrading to our new products or services.

We Depend On Implementation, Marketing And Technology Relationships; If Our Current And Future Relationships Are Not Successful, Our Business Might Be Harmed.

        We rely on implementation, marketing and technology relationships with a variety of companies. Such relationships include those with consulting firms; and third-party vendors of software, such as BEA, Cognos, Intraspect, Changepoint, Concur, Microsoft and Oracle, whose products or technologies, such as reporting engines, search engines, application servers, databases and operating systems, we incorporate into or integrate with our products.

        We depend on these companies to recommend our products to customers, promote our products and/or services, provide our direct sales force with customer leads and provide enhanced functionality to our products and/or services. Some of these relationships are not documented in writing, or are governed by agreements that can be terminated by either party with little or no penalty or prior notice and do not provide for minimum payments to us. Companies with which we have an implementation, marketing or technology relationship may promote products or services of several different companies, including, in some cases, products or services that compete with our products and services. These companies may not devote adequate resources to selling or promoting our products and services. We may not be able to maintain these relationships or enter into additional relationships in the future.

We May Not Become Profitable If We Are Unable To Adapt Our Business Model To Changes In Our Market.

        If we are unable to anticipate changes in the market for project and resource management software and services, we may not be able to expand our business or successfully compete with other companies. Our current business model depends upon continuing to enhance and expand our project management and collaboration solutions. We may be required to further adapt our business model in response to additional changes in the portfolio and project management marketplace, or if our current business model is not successful.

There Is Significant Competition In Our Market, Which Could Make It Difficult To Attract Customers, Cause Us To Reduce Prices And Result In Reduced Gross Margins Or Loss Of Market Share.

        The market for our products and services is highly competitive, dynamic and subject to frequent technological changes. We expect the intensity of competition and the pace of change to at least maintain or increase in the future. We compete not only against industry giants such as Microsoft and SAP and the in-house development efforts of such companies creating individualized solutions, but also against a myriad of other software application vendors offering multiple products. Our current independent software vendor competition includes, among many others, Niku Corporation, Primavera Systems Inc. and ProSight Inc., and these companies may have greater financial, marketing, and/or other resources than our Company.

        A number of companies offer products that provide some of the functionality of our products. We do not believe that any one company has a dominant position in our market as a whole. However, we may not be able to maintain our competitive position against current or potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for our software continues to develop. We may not be able to compete successfully against current and future competitors.

If We Fail To Effectively Manage Our International Operations, Our Revenues May Not Increase. We May Incur Additional Losses.

        Our presence as a world-wide company has placed, and will continue to place, significant strains on our infrastructure, management, internal controls and financial systems. Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate any possible growth of our business, we will need to hire, train and retain appropriate personnel to manage our operations. We will also need to ensure that our financial and management controls, reporting systems and operating systems keep pace with the growth and expansion of our business. We may encounter difficulties in developing and implementing required new systems. If we are unable to manage our expansion and/or growth effectively and maintain the quality of our products and services, our business may suffer.

Any Acquisitions Of Technologies, Products Or Businesses That We Make May Not Be Successful, May Cause Us To Incur Substantial Additional Costs, And/Or May Require Us To Incur Indebtedness Or Issue Equity Securities On Terms That May Not Be Attractive.

        As part of our business strategy, we have in the recent past acquired or invested in technologies, products or businesses that were expected to be complementary to our business and/or may be complementary in the future. The process of integrating any future acquisitions could involve substantial risks for us, including:

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  unforeseen operating difficulties and expenditures;

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  difficulties in assimilation of acquired personnel, operations, technologies and/or products;

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  the need to manage a significantly larger and more geographically-dispersed business;

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  amortization of large amounts of intangible assets;

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  the diversion of management's attention from ongoing development of our business or other business concerns;

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  the risks of loss of employees of an acquired business, including employees who may have been instrumental to the success or growth of that business; and

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  the use of substantial amounts of our available cash or financial resources to consummate the acquisition.

        We may never achieve the benefits that we expect from the combination of the Opus360 and Legacy Artemis businesses or that we might anticipate from any future acquisition. If we make future acquisitions, we may issue shares of our capital stock that dilute existing stockholders, incur debt, assume significant liabilities and/or create additional expenses related to amortizing intangible assets, any of which might reduce our reported earnings (or increase our net losses) and cause our stock price to decline. Any financing that we might need for future acquisitions may only be available to us on terms that materially dilute existing shareholders, restrict our business and/or impose costs on us that would reduce our net income or increase our net losses.

International Activities Expose Us To Additional Operational Challenges That We Might Not Otherwise Face.

        For the nine months ended September 30, 2004, revenue from non-U.S. sources represented approximately 78% of total revenue. (We do not hedge foreign currency risk, and approximately 58% of operating expenses in this nine-month period were denominated in foreign currencies.) As we operate internationally, we are exposed to operational challenges that we would not face if we conducted our operations only in the United States. These include:

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  foreign currency exchange rate fluctuations, particularly if we sell our products in denominations other than U.S. dollars;

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  longer sales cycles in international markets;

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  seasonal fluctuations in purchasing patterns in other countries, particularly declining sales during summer months in European markets;

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  tariffs, export controls and other trade barriers;

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  difficulties in collecting accounts receivable in foreign countries;

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  the burdens of complying with a wide variety of foreign laws;

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  political disruptions or coups and terrorist attacks;

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  reduced protection for intellectual property rights in some countries, particularly Asia; and

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  the need to develop internationalized versions of our products and foreign language marketing and sales materials.

We May Become Subject To Burdensome Government Regulations And Legal Uncertainties Affecting The Internet, Which Could Increase Our Expenses And/Or Limit The Scope Of Our Operations.

        Legal uncertainties and new regulations relating to the use of the Internet could increase our cost of doing business, prevent us from delivering our products and services over the Internet or slow the growth of our business. To date, governmental regulations have not materially restricted use of the Internet in our markets. However, the legal and regulatory environment relating to the Internet is uncertain and may change. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover several issues, which include:

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  user privacy;

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  civil rights and employment claims;

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  consumer protection;

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  libel and defamation;

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  copyright, trademark and patent infringement;

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  pricing controls;

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  characteristics and quality of products and services;

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  sales and other taxes; and

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  other claims based on the nature and content of Internet materials.

        In addition, any imposition of state sales and/or use taxes on the products and services sold over the Internet may decrease demand for some of our products and services. The United States Congress has passed legislation which limits the ability of states to impose any new taxes on Internet-based transactions. If Congress does not renew this legislation, any subsequent imposition of state taxes on Internet-based transactions could limit the demand for our products and services and/or increase our expenses.

Defects In Our Products Could Result In Loss Of Or Delay In Revenue, Failure To Achieve Market Acceptance And/Or Increased Costs.

        Products as complex as those we offer or are developing frequently contain undetected defects or errors. Despite internal testing and testing by our customers or potential customers, defects or errors may occur in our existing or future products and services. From time to time in the past, versions of our software that have been delivered to customers have contained errors. In the future, if we are not able to detect and correct errors prior to release, we may experience a loss of or delay in revenue, failure to achieve market acceptance and/or increased costs to correct errors, any of which could significantly harm our business.

        Defects or errors could also result in tort or warranty claims. Warranty disclaimers and liability limitation clauses in our customer agreements may not be enforceable. Furthermore, our errors and omissions insurance may not adequately cover us for claims. If a court were to refuse to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, our business could be harmed.

We May Experience Reduced Revenue And Harm To Our Reputation If Any System Failures Result In Unexpected Network Interruptions.

        Any system failure that we may experience, including network, software or hardware failures, that causes an interruption in the delivery of our products and services or a decrease in responsiveness of our services could result in reduced use of our services and damage to our reputation. Our servers and software must be able to accommodate a high volume of traffic by organizations and individual users. There can be no assurance, however, that our systems will be able to accommodate our growth. We rely on third-party Internet service providers to provide our clients with access to our Internet-based services. We have experienced on several occasions service interruptions as a result of systems failures by these Internet service providers, which have lasted between four to eight hours. We believe that these interruptions will occur from time to time in the future. In addition, from time to time the speed of our system has been reduced as a result of increased traffic through our Internet service provider.

We may not be able to expand and adapt our network infrastructure at a pace that will be commensurate with the additional traffic increases that we anticipate will occur.

If We Fail To Protect Our Patents, Trademarks, Copyrights Or Other Intellectual Property Rights, Other Parties Could Appropriate Our Proprietary Properties, Including Our Technology.

        The technology and software we have developed which underlies our products and services is very important to us. Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer it to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these safequards, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. The copyright, trademark and trade secret laws, which are a significant source of protection for our intellectual property, offer only limited protection. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in software are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright and trade secret protection may not be available in every country in which our products are distributed or made available.

        If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws described above.

        In addition, the laws and/or administrative proceedings of certain foreign countries in which our products are or may be licensed (e.g., Asia) may not protect our intellectual property rights to the same extent as laws of the United States. Relatedly, patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's recent voidance of Pfizer's Viagra patent which was awarded by that country in September, 2001.

Third Parties Might Bring Infringement Claims Against Us Or Our Customers That Could Harm Our Business.

        In recent years, there has been significant litigation in the United States involving patents, trademarks, copyrights and other intellectual property rights, particularly in the software industry. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services increasingly overlap with competitive offerings. In addition, as part of our product licenses, we agree to indemnify our customers against claims that our products infringe upon the intellectual property rights of others. These claims, even if not meritorious, could be expensive and divert management's attention from operating our business. We could incur substantial costs in defending ourselves and our customers against infringement claims. If we become liable to third parties for infringement of their intellectual property rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain one or more licenses for us and our customers from third parties or cease selling the products that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license at a reasonable cost, or at all.

We May Not Be Able To Access Third Party Technology, Which We Depend Upon To Conduct Our Business And As A Result We Could Experience Delays In The Development And Introduction Of New Products and Services Or Enhancements Of Existing Products and Services.

        If we lose the ability to access third party technology which we use, are unable to gain access to additional products or are unable to integrate new technology with our existing systems, we could experience delays in our development and introduction of new products and services and related improvements or enhancements until equivalent or replacement technology can be accessed, if available, or developed internally, if feasible. If we experience these delays, our revenues could be substantially reduced. We license technology that is incorporated into our products and services from third parties. In light of the rapidly evolving nature of technology, we may increasingly need to rely on technology licensed to us by other vendors, including providers of development tools that will enable us to quickly adapt our technology to new products and services. Technology from our current or other vendors may not continue to be available to us on commercially reasonable terms, or at all.

Proha Effectively Controls the Company. This Will Severely Limit Your Ability To Influence Corporate Matters.

        As of January 10, 2005, Proha Plc, a Finnish company, beneficially owned approximately 55% of our outstanding common stock after giving effect to the conversion of the Series A Preferred Stock and the exercise of the Additional Warrants. As a result, Proha controls the outcome of any corporate transaction or other matter submitted to Company stockholders for approval, including share exchanges, consolidations and the sale of all or substantially all of the Company's assets, and also could prevent or cause a change in control. The interests of Proha may sometimes differ from the interests of the Company's other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire the Company because of this concentration of ownership. Relatedly, four of the seven members of the Company's Board of Directors are Proha nominated directors. Holders of the Series A Preferred Stock hold voting rights under the Preferred Series A Financing transaction as described above, to the extent each holder has the right to convert the Series A Preferred Stock into common stock. Still, Proha would maintain control as a majority shareholder, even after factoring in such conversion rights, assuming Proha does not sell any of its shares of the Company's common stock that are subject to this prospectus to the extent that such transactions would reduce Proha's ownership to less than majority status.

Proha Had Expressed an Intention to Possibly Purchase Some or All of Our Common Stock Not Already Owned by Proha. Any Such Offer Could Increase the Volatility in the Market Price of Our Common Stock.

        On July 7, 2003, the Company received a "Request for Records" letter from Proha, dated July 3, 2003, (the "Request Letter"). In the Request Letter, representatives of Proha demand, pursuant to Section 220 of the General Corporation Law of the State of Delaware, the right to inspect and copy various records including but not limited to: (i) lists of Artemis' stockholders, including names and addresses of each stockholder as of the date of the letter, and (ii) copies of all daily transfer sheets showing changes in names and addresses of the Artemis stockholders through September 30, 2003. Artemis management had been informed that the purpose of the inspection was to facilitate a possible offer by Proha or an affiliate thereof to purchase some or all of the shares of Artemis not already owned by Proha. However, the Company recently was verbally informed by Proha that it currently does not intend to extend any such offer. Subsequent to said verbal communications, Proha provided its written notice to the Company on October 30, 2004, that the Company register the securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's Common Stock, which could serve as an indicator that Proha might intend to sell some or all of its shares of our Common Stock, not purchase more. Should Proha revert to its originally stated intention and move forward with an offer to purchase our Common Stock, you risk increased volatility in the market price of our common stock, not knowing what effect (if any) that such an offer might have on the market price.

The Market Price For Our Common Stock Is Volatile And Could Result In A Decline In The Value Of Your Investment.

        The market price of our common stock, like that of many other technology companies, is extremely volatile. The market price of our common stock has ranged from 20 cents per share to $12.25 per share since the second quarter of 2001, and typically has a low trading volume. For the nine months ended September 30, 2004, the daily trading volume of the Company's common stock ranged from nil to approximately 45,600 shares and averaged approximately 2,900 shares. We cannot predict the extent to which investor interest in our stock will create or sustain an active trading market. If such a market were to develop, the market price of our common stock may continue to be highly volatile. The sale of a large block of shares could depress the price of our common stock to a greater degree than a company that typically has a higher volume of trading in its securities. The value of your investment in our common stock could decline due to the impact of any of the following factors upon the market price of our common stock:

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  variation in our quarterly operating results, including our inability to increase revenues;

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  announcements of new product or service offerings by our competitors;

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  announcement of new customer relationships by our competitors;

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  changes in market valuations of comparable companies;

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  additions to, or departures of, our executive officers; and

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  conditions and trends in the Internet and electronic commerce industries.

        Further, the stock exchanges and markets have experienced substantial price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of these companies.

We Do Not Intend To Pay Dividends

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. However, we do not intend to declare dividends on our common stock in the foreseeable future. In addition, as described elsewhere herein, we are currently prohibited from paying any cash dividends under certain circumstances.

We Are Uncertain Of Our Ability To Obtain Additional Financing For Our Future Capital Needs.

        We believe that cash from operations and existing cash will be sufficient to meet our working capital and expense requirements for at least the next twelve months. However, we may need to raise additional funds in order to fund our business, expand our sales activities, develop new or enhance existing products and/or respond to competitive pressures. As of September 30, 2004, we had cash and cash equivalents of approximately $6.4 million. On September 30, 2004 we had certain letters of credit secured by various assets of the Company. Additional financing may not be available on terms favorable to us, or at all.

You Will Experience Dilution If We Raise Funds Through The Issuance Of Additional Equity And/Or Convertible Debt Securities.

        If we raise additional funds through the issuance of equity securities or convertible debt securities, you will experience dilution of your percentage ownership of our Company. This dilution may be substantial. In addition, these securities may have powers, preferences and rights that are senior to the holders of our common stock and may further limit our ability to pay dividends on our common stock.

The Completion of the Preferred Series A Financing Subjects You To Potential Dilution and May Limit Our Ability in the Future Either To Raise Additional Funding Or To Pay Dividends on Our Common Stock.

        On June 16, 2004, we completed the Preferred Series A Financing transaction as described above. In connection with the financing, we issued 4,090,909 shares of preferred stock, priced at $2.20 per share, each of which is convertible into one share of common stock. In addition, we issued to the Series A Holders 5-year warrants to purchase 409,090 shares of common stock at an exercise price of $2.64 per share. The Series A Holders are also privy to price protection through December 13, 2004. Through said time period, should the closing price of our common stock fall below $2.20 per share for any 15 consecutive day period, the Series A Holders will be able to exercise additional warrants at one cent per share of common stock, as the price protection extends to a diminution in price of our common stock to no lower than $1.75 per share. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 shares of common stock to the Series A Holders. With the conversion of the preferred stock or the exercise of any of these warrants, if you are a current holder of common stock and you are not a Series A Holder, you will experience dilution of your percentage ownership of our Company.

        In addition, the Series A Holders have certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction), without the prior express written consent of not less than a majority of the Series A Holders.

A Delay in The Company Having This Registration Statement Declared Effective by the SEC by The Contractual Deadline as Required by The Laurus Registration Rights Agreement May Cause The Company to be Subject to a Significant Liquidated Damages Claim, Depending on the Duration of the Delay Period.

        In conjunction with the Laurus Facility, the Company entered into a registration rights agreement, by which the Company is obligated to file and and have declared effective by the SEC a registration statement on Form S-1 (the "Laurus Facility Registration Statement"). The Company met its obligation to file the Laurus Facility Registration Statement when it filed Amendment No. 1 to the Form S-1 Registration Statement with the SEC on August 24, 2004. As a result of such registration statement undergoing a review by the SEC, the effectiveness deadline for the Laurus Facility Registration Statement was extended to November 29, 2004. Since the Company failed to meet such deadline, the Company is subject to a liquidated damage claim equal to 2.0% for each thirty day period (prorated for partial periods) of $1,500,000 (the amount currently outstanding under the Minimum Borrowing Note). This equates to approximately $30,000 for any such thirty-day delay.

We May Have Potential Liability for Possible Violations of Section 5 of the Securities Act Arising from the Potential Integration of Certain 2004 Financings with this Offering.

        It is possible that the transaction involving the Laurus Restructuring may be integrated with the Series A Preferred Financing and may be in violation of Section 5 of the Securities Act of 1933, as amended. We and our counsel believe that each of these transactions was exempt from registration and should not be integrated. If it were ultimately determined that the amended Laurus transaction is required to be integrated with the Preferred Series A offering, Laurus may have the right to rescind such transaction and we may be liable for penalties and/or damages.

Our Common Stock has a Small Public Float and Future Sales of Our Common Stock May Negatively Affect the Market Price of Our Common Stock.

        As of September 30, 2004, there were approximately 10.0 million shares of our common stock outstanding. As a group, our officers, directors, all preferred shareholders with common stock conversion rights and all other persons who beneficially own more than 10% of our total outstanding shares, beneficially own on an as-converted basis an aggregate of approximately 12.7 million shares of our common stock (excluding the Additional Warrants issued under the Series A Preferred Financing transaction). On an as-converted basis, our common stock would have a public float of approximately 4.0 million shares, which are shares in the hands of public investors, and which, as the term "public float" is defined by Nasdaq, excludes shares that are held directly or indirectly by any of our officers or directors or any other person who is the beneficial owner of more than 10% of our total shares outstanding. The as-converted public float described in the preceding sentence assumes that Proha continues to beneficially own more than 10% of our outstanding common stock. The shares currently in the public float are held by a relatively small number of shareholders of record (approximately 740). We cannot predict the effect, if any, that future sales of shares of our common stock into the market will have on the market price of our common stock. Such future sales may include, for example: (i) those shares sold (if any) by Proha subject to registration under this prospectus; (ii) those shares sold (if any) that are first acquired by the possible conversion of preferred shares into common shares; (iii) those shares sold (if any) that are first acquired by the possible conversion of shares underlying the Laurus convertible note and/or the Laurs Warrant, also subject to this prospectus; and (iv) those shares sold (if any) that are first acquired upon the exercise of stock options and other warrants. Regardless of the origin of ownership of shares sold in the future, any such future sales of substantial amounts of common stock, or even the perception that such transactions are occurring, may materially and adversely affect prevailing market prices of our common stock.

If the Ownership of Our Common Stock Continues to be Highly Concentrated, it May Prevent You and Other Shareholders From Influencing Significant Corporate Decisions and May Result in Conflicts of Interest That Could Cause Our Stock Price to Decline.

        As of November 30, 2004 our executive officers, directors, major shareholders, and all Holders of Series A Preferred Stock (as described above) collectively beneficially own or control on an as-converted basis approximately 86% of our outstanding shares of common stock (after giving effect to the exercise of all outstanding vested options owned by directors and executive officers and warrants exercisable within 60 days from November 30, 2004). If these persons or entities were to act collectively in whole or in part or if Proha, as the majority shareholder decides to act on its own (as described elsewhere above, they could control the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions. Some of these persons or entities may have interests different than yours. For example, these persons or entities could act to delay or prevent a change of control of us, even if such a change of control would benefit our other shareholders, or these persons or entities could pursue strategies that are different from the wishes of other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

        Currently, the persons or entities as identified above are not bound to act in concert with the following exception. On June 16, 2004, the Series A Holders of the Series A Preferred Stock entered into a letter agreement with Proha Plc, our current majority shareholder, agreeing that for a period of two years commencing June 16, 2004, a nominating committee shall be the exclusive process by which independent directors are to be nominated for election to our board of directors. Each party agreed, either (i) to vote directly or indirectly in favor of a candidate so nominated by our board of directors through its nominating committee, or (ii) not to oppose either directly or indirectly any such candidate.

Provisions of Delaware Law, Our Amended Certificate of Incorporation and Bylaws, Certain Voting Agreements and the Concentration of Stock Ownership Could Delay or Prevent a Change of Control

        Provisions of Delaware law, our amended certificate of incorporation and bylaws, certain voting agreements of our stockholders and the concentration of ownership of our stock could have the effect of delaying or preventing a change in control, even if a change in control would be beneficial to our stockholders. These provisions include:

  •
  allowing our board of directors, subject to certain restrictions arising from the Preferred Series A Financing transaction described above in this prospectus, to authorize issuance of one or more classes or series of preferred stock without stockholder approval.

  •
  prohibiting cumulative voting in the election of directors;

  •
  with respect to certain provisions of our amended certificate of incorporation, requiring a vote of at least two-thirds of the outstanding shares to approve amendments;

  •
  prohibiting stockholder actions by written consent;

  •
  prohibiting a private transaction without shareholder approval involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book value or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of the shares of common stock or 20% or more of the voting power outstanding before the issuance; and

  •
  prohibiting a private transaction without shareholder approval involving the sale, issuance or potential issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the shares of common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock.

Because the Market for and Liquidity of Our Shares is Volatile and Limited, and Because We Are Subject to the "Penny Stock" Rules, the Level of Trading Activity in Our Stock May be Reduced.

        Effective June 29, 2001, our common stock was delisted from the Nasdaq National Market and is now quoted on the Over-the-Counter Bulletin Board ("OTC BB") (Symbol AMSI). The OTC BB is generally considered to be a less efficient market than the established exchanges or the Nasdaq markets. While we anticipate seeking to be relisted on the Nasdaq National Market at some time in the future, it is impossible at this time to predict when, if ever, such application will be made or whether such application will be successful. While our common stock continues to be quoted on the OTC BB, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our common stock, compared to if our securities were traded on Nasdaq or a national exchange. In addition, our common stock is subject to certain rules and regulations relating to "penny stocks" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent bid and offer quotations for the penny stock held in the account, and certain other restrictions. If the broker-dealer is the sole market maker, the broker-dealer must disclose this, as well as the broker-dealer's presumed control over the market. For as long as our securities are subject to the rules on penny stocks, the liquidity of our common stock could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future.

Future Revenue Could Suffer Because of Our Significant Head Count Reductions, Efforts to Reduce Our Expenses May Not Achieve Desired Results, and Could Diminish Our Ability to Retain and/or Recruit Employees.

        During the last few years, we have made great efforts to reduce our operating and other expenses, including but not limited to significantly reducing our head count. We cannot assure you that these expense reductions will have the desired result of enabling us to achieve profitability or that they will not have adverse affects on the Company in the ability to execute its operating plan. If planned revenue stability does not materialize, our business, financial condition and results of operation may be materially harmed. To manage operations effectively, we must continue to improve our operational, financial and other management processes and systems. Our success also depends on our ability to maintain high levels of employee utilization, project and instructional quality and competitive pricing for our software and services. We cannot assure you that we will be successful either in maintaining the required levels of revenue or in properly executing our planned operations with the current number of employees.

        Our success will depend in large part on our ability to retain and, as needed, recruit qualified information technology professionals and sales and marketing personnel. Our future success depends in large part on our ability to attract, develop and retain highly skilled information technology professionals, particularly project managers, consultants, software engineers and programmers. As a result of our focus on reducing operating expenses over the past several years, we are dependent upon a smaller number of employees for our operations. If we are unable to recruit additional technical employees, we may be unable to adequately service current projects and/or bid for new projects or sales. If we are unable to recruit additional technical personnel when needed, we may not be able to expand or grow our business. We compete for the services of information technology professional with other consulting firms, software vendors and consumers of information technology services, many of which have greater financial resources than we have. We may not be successful in retaining and, as needed, hiring a sufficient number of information technology professionals to staff our projects. To attract qualified technical employees, we may need to substantially increase the compensation, bonuses, stock options or other benefits we offer to employees. These additional costs may negatively affect our business and operating results.

We Recently Experienced a Leadership Transition and Our Future Success May Depend Upon Retaining Key Employees

        We recently experienced a change in our leadership. Michael J. Rusert resigned as Presdient and Chief Executive Officer effective January 16, 2004. Patrick Ternier was hired as the new President and Chief Executive Officer, effective January 23, 2004. If the transition is not completed successfully and/or if any of our key employees leave the Company, our business could be adversely affected. While a number of our key employees are under employment agreements, there is no guarantee these employees will remain with the Company.

Attacks by International Terrorists Could Cause Massive Disruptions to the World Economy or Regional Economies, Thereby Adversely Affecting Demand for Our Products and Adversely Impacting Our Revenue Streams.

        The attack on the World Trade Center in New York City, and in Washington, D.C. on September 11, 2001 caused an immediate negative affect on the global economy. While we cannot predict whether such massive acts of terror will occur again in the future, you should be cautioned that any similar or smaller acts of terrorism could have a material adverse affect on either the global economy or on at least regional economies throughout the world. This could adversely affect demand for our products and services and could severely diminish our revenue streams, which could cause the price of our common stock to significantly decline.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are not statements of historical fact but rather reflect our current expectations, estimates and predictions about future results and events. These statements may use words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project" and similar expressions as they relate to us or our management. When we make forward-looking statements, we are basing them on our beliefs and assumptions, using information currently available to us. These forward-looking statements are subject to risks, uncertainties and assumptions, including but not limited to, risks, uncertainties and assumptions discussed in this prospectus. Factors that can cause or contribute to these differences include those described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus that would cause actual results to differ before making an investment decision.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock because they are being offered by the selling shareholders and we are not offering any shares for sale under this prospectus. We may receive proceeds from the exercise of the warrants held by one of the selling stockholders. We will apply such proceeds, if any, toward working capital.

DIVIDEND POLICY

        During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. We do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements, general business conditions, restrictions imposed by financing arrangements, legal and regulatory restrictions on the payment of dividends and other factors that our Board of Directors deems relevant.

        In August 2003, the Company obtained a revolving credit facility with Laurus. Under the Security Agreement executed in connection with the revolving credit facility, the Company may not directly or indirectly declare, pay or make any dividend or other distribution on any class of its stock, except for indebtedness subordinated to Laurus.

        On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot, directly or indirectly, redeem, declare or pay any cash dividend or other distribution on, the common stock without the prior express written consent of the holders of at least a majority of the Series A Preferred Stock.

PRICE RANGE OF COMMON STOCK

        Our common stock was listed on the NASDAQ National Market ("Nasdaq") under the symbol "OPUS" from April 4, 2000 to June 28, 2001. Since June 29, 2001, the Company's stock has been quoted on the over-the-counter bulletin board administered by Nasdaq. Effective November 25, 2001, the trading symbol on the OTCBB was changed to "AISC". Subsequent to the Company's one for twenty-five reverse stock split on February 7, 2003, the trading symbol was changed to "AMSI". Except for certain disclosures relative to the Proha/Opus360 Share Exchange Transactions discussed above, all information regarding common stock, stock options, warrants and related per share amounts has been restated within this registration statement to reflect the February 7, 2003 reverse stock split.

        Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a "penny stock". Subject to certain exceptions, a penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. The market price of our common stock on the OTCBB during the twenty-one months ended September 30, 2004 has ranged between a high of $3.15 and a low of $1.35 per share, and our common stock is thus deemed to be penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could severely impair the liquidity of our common stock in the secondary market.

        At September 30, 2004, the number of stockholders of record was approximately 740 (excluding beneficial owners and any shares held in street name or by nominees). The following table sets forth the quarterly high and low sales prices based on bid quotations per share, as retroactively adjusted for the aforementioned reverse stock split.

	High	Low
YEAR ENDING DECEMBER 31, 2004
First Quarter	$2.00	$1.35
Second Quarter	3.15	1.35
Third Quarter	2.50	1.90
YEAR ENDED DECEMBER 31, 2003
First Quarter	2.20	1.00
Second Quarter	2.05	1.35
Third Quarter	2.45	1.50
Fourth Quarter	2.00	1.35
YEAR ENDED DECEMBER 31, 2002
First Quarter	1.53	0.78
Second Quarter	1.00	0.20
Third Quarter	2.38	0.25
Fourth Quarter	1.75	0.75

        On November 22, 2004, the last sales price of our common stock was $2.00 per share.

        The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

        The following table provides information about the Company's common stock that may be issued upon the exercise of options under all of our existing equity compensation plans as of December 31, 2003. See Notes 1 and 15 to the Company's annual consolidated financial statements included elsewhere herein.

Plan category	Number of shares of common stock to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding shares in the first column)
Equity compensation plans approved by shareholders(1)	949,350	$21.22	457,336
Equity compensation plans not approved by shareholders	92,433	134.25	—

Total	1,041,783	31.25	457,336

(1)
Excludes approximately 891,000 and 133,000 options granted under the amended and restated 2000 Stock Option Plan and the 2000 Non-Employee Director Stock Option Plan, respectively, that were approved by the stockholders on November 30, 2004.

        The following table provides summary consolidated financial data of our Company for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED FINANCIAL DATA

		Year Ended December 31,			Nine Months Ended December 31, 2000(a)(b)	Year Ended March 31, 2000
	Nine Months Ended September 30, 2004
		2003	2002	2001
	(in thousands, except per share data)
Summary of operations data
Revenues	$38,056	$57,291	$68,664	$67,646	$34,822	$49,303
Operating income (loss)	(7,770)	(8,092)	(3,746)	(66,483)	(11,398)	42
Net income (loss)	(8,665)	(7,891)	(3,948)	(59,764)	(10,797)	1,060
Basic earnings (loss) per common share:	(0.87)	(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing basic earnings (loss) per common share	9,965	9,965	9,965	8,816	7,689	7,426
Diluted earnings (loss) per common share:	(0.87)	(0.79)	(0.40)	(6.78)	(1.40)	0.14
Shares used in computing diluted earnings (loss) per common share	9,965	9,965	9,965	8,816	7,689	7,525
Balance sheet data:
Cash and cash equivalents	6,399	2,593	7,766	5,081	3,200	1,199
Working capital deficiency	(3,608)	(9,016)	(4,964)	(5,432)	(2,823)	(2,477)
Total assets	24,821	28,358	39,005	38,570	103,488	23,421
Long-term debt, including amounts due within one year	1,986	676	1,185	2,618	5,546	9,384
Total stockholders' equity (deficit)	(3,028)	(3,173)	4,721	9,582	60,905	(996)

(a)
On August 24, 2000, Proha purchased all of the outstanding common stock of Legacy Artemis. The purchase was structured as a share exchange whereby Proha issued shares of its publicly traded common stock to Legacy Artemis equity holders in exchange for all of Legacy Artemis common stock. As a result of the transaction Legacy Artemis recorded goodwill of approximately $30.7 million. Legacy Artemis also recorded approximately $32.3 million of identifiable intangible assets and an expense of $2.3 million attributed to in-process research and development.

(b)
During the nine months ended December 31, 2000, Legacy Artemis paid a cash dividend of $140,000. No other cash dividends were declared or paid since Legacy Artemis's inception.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "expects", "anticipates", "plans", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements.

        The following discussion should be read in conjunction with the accompanying unaudited condensed interim Consolidated Financial Statements and related Notes thereto and the audited Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus.

    Overview

        The Company is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with the most extensive portfolio and project management needs. Companies trust Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the United States government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of long-lived and intangible assets and the amortization of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

  •
  Revenue recognition;

  •
  Valuation of long-lived and intangible assets;

  •
  Amortization of intangible assets;

  •
  Valuation of deferred tax assets; and

  •
  Estimation of the allowance for doubtful accounts receivable.

  Revenue recognition

        The Company has adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition, which supersedes SOP 91-1, Software Revenue Recognition, as well as SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, which amends SOP 97-2 and supercedes SOP 98-4. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair market values of each of the elements. The fair value of an element must be based on vendor-specific objective evidence ("VSOE") of fair value. Software license revenue allocated to a software product is recognized upon delivery of the product, or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products which do not require significant customization to or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

  Valuation of long-lived and intangible assets

        The Company's business combinations were accounted for using the purchase method of accounting. In connection with the reverse acquisition of Opus360, the adoption of SFAS No. 141, Business Combinations resulted in the allocation of negative goodwill in the amount of approximately $10.5 million as a direct reduction of the acquired Opus360 non-current assets. At December 31, 2001, the Company recorded an impairment charge which resulted in the complete write-off of goodwill and a partial write-off of its identifiable intangible assets. As a result of the complete write off of goodwill at December 31, 2001, the adoption of SFAS No. 144 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, had no impact on the amortization expense during 2002.

        In accordance with SFAS No. 144, we assess intangible assets and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable through the estimated undiscounted future cash flows resulting from the use of the assets. If we determine that the carrying value of any such assets may not be recoverable, we measure impairment by using the projected discounted cash-flow method in accordance with SFAS No. 144.

  Amortization of intangible assets

        Intangible assets at December 31, 2003 consist of acquired customer bases and current core technology. Customer bases acquired directly are valued at cost, which approximates estimated fair value at the time of purchase. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which is 42 months from January 1, 2002.

  Valuation of deferred tax assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

  Allowance for doubtful accounts receivable

        We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Significant Recent Accounting Pronouncements

        SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," was issued in June 2002 and is effective for exit and disposal activities initiated after December 31, 2002. The Company is complying with SFAS No. 146.

        SFAS No. 147 relates exclusively to certain financial institutions, and thus does not apply to the Company.

        In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements became applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45. The other requirements of this pronouncement did not materially affect the Company's consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this pronouncement amends the disclosure requirements of SFAS 123 to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is complying with the disclosure requirements of SFAS No. 148.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities: the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any VIEs, and there is no impact on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The interim-period disclosure requirements which became effective on January 1, 2004 were adopted by the

Company on that date. The Company is presently evaluating the other effects of SFAS No. 132-R on its annual and interim-period financial statement disclosures.

        SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method.

        The Company is required to apply SFAS No. 123-R as of the first interim reporting period that begins after June 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2005 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC, did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Results of Operations

        The following table sets forth the percentage of total revenues represented by certain items in our consolidated statements of operations for the periods indicated:

	Nine Months Ended September 30,				Year ended December 31,
	2004	% of Revenue	2003	% of Revenue	2003	% of Revenue	2002	% of Revenue	2001	% of Revenue
	(in millions)
Revenue:
Software	$8.5	22	$10.1	23	$13.3	23	$15.1	22	$15.1	22
Support	12.8	34	12.8	30	16.6	29	15.7	23	15.5	23
Services	16.7	44	20.4	47	27.4	48	37.9	55	37.0	55

	38.0	100	43.3	100	57.3	100	68.7	100	67.6	100
Cost of revenue:
Software	0.1	—	0.5	1	0.7	1	1.7	2	2.5	4
Support	4.3	11	3.9	9	5.1	9	6.4	9	6.7	10
Services	13.4	35	15.3	35	20.3	35	24.6	36	23.9	35

	17.8	47	19.7	45	26.1	45	32.7	47	33.1	49
Gross margin	20.2	53	23.6	55	31.2	55	36.0	53	34.5	51
Operating expenses
Selling and marketing	10.6	28	12.2	28	15.9	28	12.5	18	16.8	25
Research and development	5.8	15	6.1	14	8.2	14	7.9	11	9.9	15
General and administrative	6.5	17	8.3	19	11.1	19	15.2	22	10.9	16
Amortization expense	3.1	8	3.1	8	4.1	7	4.1	6	18.8	28
Impairment charge	—	—	—	—	—	—	—	—	43.4	64
Management fees	—	—	—	—	—	—	—	—	0.8	1
Acquisition costs	—	—	—	—	—	—	—	—	0.4	1
Restructing charge	2.0	6	—	—	—	—	—	—	—	—

	28.0	74	29.7	69	39.3	68	39.7	57	101.0	150
Operating loss	(7.8)	(21)	(6.1)	(14)	(8.1)	(13)	(3.7)	(4)	(66.5)	(99)
Non operating (income) expense
Interest expense, net	0.4	1	0.1	—	0.2	—	0.2	—	0.8	1
Equity in net loss of unconsolidated affiliates	—	—	—	—	0.3	1	0.4	1	0.4	1
Gain on sale of subsidiary and investee	—	—	—	—	(0.4)	(1)	(1.0)	(1)	—	—
Other expense, net	(0.2)	—	(0.2)	—	0.1	—	0.5	1	1.7	3
Foreign exchange (gain) loss	0.4	1	(0.2)	—	(0.7)	(1)	(0.4)	(1)	0.2	—

Non operating (income) expense, net	0.6	2	(0.3)	—	(0.5)	(1)	(0.3)	—	3.1	5
Income tax expense (benefit)	0.3	1	0.5	1	0.3	1	0.5	1	(9.7)	(14)

Net loss	$(8.7)	(23)	$(6.3)	(15)	$(7.9)	(13)	$(3.9)	(5)	$(59.9)	(90)

Nine months ended September 30, 2004 and 2003

        Revenue

Software Revenue

	Nine Months Ended September 30,		Change
	2004	2003	$	%
Americas	$1,816	$1,832	$(16)	-1%
EMEA	5,422	6,913	(1,491)	-22%
Japan	800	1,035	(235)	-23%
Asia	475	366	109	30%

	$8,513	$10,146	$(1,633)	-16%

        Software revenue represents fees earned for granting customers licenses to use our software products. For the nine months ended September 30, 2004, software revenue decreased by 22% in EMEA, primarily due to the lack of sales in the UK, and by 23% in Japan compared to the same period in 2003. Software revenue for the Americas remained flat for the nine months ended September 30, 2004 compared to last year with an increase of 37% during the third quarter of 2004 compared to the third quarter of 2003. Software revenue in Asia increased by 30% reflecting increased revenue from channel partners.

Support Revenue

	Nine Months Ended September 30,		Change
	2004	2003	$	%
Americas	$3,703	$4,056	$(353)	-9%
EMEA	7,568	7,161	407	6%
Japan	1,325	1,296	29	2%
Asia	220	240	(20)	-8%

	$12,816	$12,753	$63	0%

        Support revenue consists of fees for providing software updates and technical support for our software products. For the nine months ended September 30, 2004, support revenue increased in EMEA and Japan, which was more than offset by decreases in the Americas and Asia. The increase in support revenue in EMEA for the nine months ended September 30, 2004 is primarily a result of favorable foreign currency exchange rate variances compared to the same period in 2003. The Americas experienced some attrition in support contract renewals that more than offset the additional support revenues resulting from recent software sales.

Services Revenue

	Nine Months Ended September 30,		Change
	2004	2003	$	%
Americas	$2,841	$6,082	$(3,241)	-53%
EMEA	11,843	11,627	216	2%
Japan	1,595	2,426	(831)	-34%
Asia	448	296	152	51%

	$16,727	$20,431	$(3,704)	-18%

        Services revenue consists of fees for consulting and training services generated by our personnel and through subcontracted third party arrangements. Services revenue for the nine months ended September 30, 2004 declined compared to the same period in 2003. The comparable 2003 period included the recognition of approximately $1.0 million pertaining to a professional services agreement with a prior OPUS360 customer; there was no comparable transaction in the September 2004 period. The overall decline in services revenue of current operations is in part due to the shift in software revenue to our new software platform, Artemis 7, which has faster implementation cycles that our other software platforms. The Americas services revenue was further impacted by the completion of large consulting assignments at two clients in the US during early 2003. As these relationships have matured, the level of consulting and training services required by those customers has significantly decreased. In addition, slower software sales as well as the timing of such software sales have further reduced the level of consulting services provided during the first nine months of 2004 compared to the same period in 2003.

  Cost of Revenue

	Nine Months Ended September 30,		Change
	2004	2003	$	%
Americas	$3,546	$5,334	$(1,788)	-34%
EMEA	12,446	12,140	306	3%
Japan	1,512	1,854	(342)	-18%
Asia	346	360	(14)	-4%

	$17,850	$19,688	$(1,838)	-9%

        Cost of revenue consists primarily of salaries and third-party expenses principally related to consulting, software maintenance services and training services. The decrease in cost of revenue in the Americas is primarily a result of a decrease in services revenue and a reduction in the number of internal consultants. In addition, the Company increased efficiencies in the delivery of support and services. Since the majority of our costs of revenue are directly related to our support and service revenues, this had a significant impact on overall costs of revenues. Cost of revenue for software sales decreased, largely due to a shift in product mix towards Artemis 7, software for which we incur no third-party royalties.

  Gross Margin

        Total gross margin for the nine months ended September 30, 2004 was $20.2 million, a decrease of $3.4 million or 15%, from $23.6 million for the same period of 2003. In the comparable 2003 period there were no costs associated with the revenue of $1.0 million recognized under an OPUS360 professional services contract. The gross margin percentage for services remained at a low level as a result of the relatively fixed cost base for our internal consulting practice. Management has taken action to reduce this cost basis by decreasing the number of internal consultants while still keeping the skill set required for our implementation and consultancy in house.

  Operating Expenses

  Selling and Marketing expenses

        Selling and marketing expenses consist primarily of the personnel related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, promotional materials and customer conferences. Total selling and marketing expenses for the nine months ended September 30, 2004 was $10.6 million, a decrease of $1.6 million or 13%, from

$12.2 million for the same period of 2003. The decrease was primarily due to a reduction in headcount and a concerted effort to match expenses with expected revenue streams.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. Total research and development expenses for the nine months ended September 30, 2004 were $5.8 million, a decrease of $.3 million or 6%, from $6.1 million for the same period of 2003.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development will remain at current levels during the remainder of 2004. We continue to outsource certain tasks to third parties and are creating Artemis-specific development capabilities within these third parties that can be utilized when needed.

  General and administrative

        General and administrative expenses consist primarily of personnel salaries and wages and related costs for general corporate functions including executive, legal, finance, accounting, human resources and information systems. Total general and administrative expenses for the nine months ended September 30, 2004 were $6.5 million, a decrease of $1.8 million or 22%, from $8.3 million for the same period of 2003. The decrease is in part a result of the restructuring action taken in the first nine months of 2004.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing identifiable intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002.

  Restructuring expense

        The Company's restructuring charges are comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) relocation costs resulting from organizational realignments; and (iii) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS No. 146. The termination costs recorded by the Company are not associated with nor do they benefit continuing activities.

        As part of the restructuring actions carried out during the nine months end September 30, 2004, the Company has reduced its workforce by a total of 58 employees, from 396 to 338 (which includes scheduled terminations and voluntary resignations) or approximately 15% of its workforce. The restructuring charge has affected corporate positions and certain operational positions in the Americas, EMEA and the Asia/Japan segments in the approximate amounts of $0.8 million, $0.9 million and $0.4 million, respectively. This follows a similar reduction (8% of the workforce) in the last quarter of 2003, whereby these reductions were based on discretionary restructuring actions. Approximately $0.9 million of the total restructuring charge is included in current liabilities in the accompanying September 30, 2004 condensed consolidated balance sheet. The restructuring charge recorded in the third quarter of 2004 results from the Company's decision to shut down one of its offices in Germany and to move its German headquarters to Munich. The resulting annual costs savings are expected to exceed $0.9 million.

        In October 2004, the Company reduced the size of its product operations organization by nine employees resulting in annual cost savings of approximately $1.0 million. The related severance costs of approximately $0.2 million will be recorded as a restructuring charge in the fourth quarter of 2004.

        Inherent in the estimation of the costs related to the Company's restructuring efforts are assessments related to the most likely expected outcome of the significant actions to accomplish the restructuring. Changing business conditions may affect the assumptions related to the timing and/or extent of the Company's restructuring activities. The Company reviews the status of restructuring activities on a quarterly basis and, if appropriate, records changes to its restructuring obligations based on management's most current estimates.

  Non-operating (income) expenses, net

        Non-operating income and expenses consist of (i) net interest expense, (ii) other income, and (iii) foreign exchange gains or losses. During the nine months ended September 30, 2004, the Company incurred $0.4 million of net interest expense, compared to less than $0.1 million during the same period of 2003. Other income for the nine months ended September 30, 2004 included the write-off of certain old trade accounts payable and the release of accruals that were no longer necessary. The foreign exchange loss reported for the nine months ended September 30, 2004 was primarily due to European currency exchange fluctuations. Foreign exchange gains and losses result from changes in the exchange rates of the currencies used in the foreign countries in which Artemis operates.

  Foreign currency exchange rates

        The effect of changes in foreign currency exchange rates for the nine months ended September 30, 2004 compared to the same period in 2003 resulted in an increase in revenues of approximately $3.3 million and a decrease in operating loss of approximately $0.1 million.

  Trade accounts receivable

        Our trade accounts receivable decreased approximately $3.4 million from $13.6 million at December 31, 2003 to $10.2 million at September 30, 2004 because of (i) the timing and amount of fees billed during the third quarter of 2004 as compared to the fourth quarter of 2003, (ii) management's general effort to accelerate the rate of collections and (iii) the collection of maintenance contract retainers which were billed in advance during December 2003 for services to be provided during 2004.

  Liquidity and Capital Resources

        Our operating activities used approximately $6.3 million in cash during the nine months ended September 30, 2004. Our net loss of $8.7 million was the major component that reduced operating cash flow. Operating cash flow was further reduced by a net decrease in accounts payable and other liabilities of $4.6 million. The effects of these items on cash were offset by factors such as (i) a decrease in trade accounts receivable of $3.4 million, (ii) non-cash expenses of $3.6 million in depreciation and amortization related to our fixed assets and identifiable intangible assets and (iii) a decrease in prepaid expenses and other assets of $0.7 million.

        Our financing activities provided $10.3 million during the nine months ended September 30, 2004. During the first quarter of 2004 our wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. During the second quarter of 2004, we completed the sale of convertible preferred stock resulting in net proceeds of $8.7 million, of which $2.2 million was used to reduce the amount owed under the Laurus Facility. At September 30, 2004, we had unused credit lines including over advance capabilities of $3.5 million based on the Laurus Facility.

        Our principal sources of liquidity are cash and cash equivalents, our expected cash flows from operations and our lines of credit. Cash requirements through the end of fiscal year 2004 are primarily to fund operations at approximately the same levels as fiscal year 2003 offset by restructuring actions as described above. In the future, we may need to raise additional funds through public and/or private financings, or other arrangements to fund operations, strengthen our global presence or for potential acquisitions, if any. Such additional equity financing may be dilutive to our existing stockholders. Our capital requirements depend on numerous factors, including the rate of market acceptance of our products and services, our ability to service customers, our ability to maintain and expand our customer base, the level of resources required to maintain or expand our marketing and sales organization, research and development activities and other factors. The Company cannot be assured that any financings or other arrangements will be available in amounts or on terms acceptable to the Company or at all, and any new financings or other arrangements could place operating or other restrictions on the Company. Our inability to raise additional capital, if and when needed, could seriously harm the growth of our business and results of operations.

        Our near and long-term operating strategies focus on promoting our new and existing solution offerings to increase revenue and cash flow while better positioning the Company to compete under current market conditions.

        In addition to securing the $5.0 million credit facility with Laurus in 2003, we have also taken steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. We initiated certain discretionary actions in late 2002 and throughout 2003 to streamline the Company's operations and focus on our core expertise in enterprise portfolio and project management. This entailed reducing the work force and selling off certain non-core assets. During the first nine months of 2004, and following the change in management, a number of non-discretionary restructuring actions have been taken to further reduce the cost base of the Company. The objective of those actions is to assure an improvement in operating margin on a moving forward basis. The target is to rebalance the revenue mix of the Company toward higher software license and support revenues, as well as to simplify and reduce the global infrastructure.

        On June 16, 2004 (the "Closing Date"), we completed a private placement of $9.0 million of unregistered convertible preferred stock. In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) five-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share that vest and became exercisable on the issuance date and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date. As of December 15, 2004, the Six Month price was $1.98 per share, which resulted in the issuance of 456,853 shares of common stock to the Series A Holders.

        Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet. $2.2 million of the net proceeds were transferred on behalf of Artemis directly to Laurus to pay certain over-advances due at the Closing Date. In addition, approximately $2.3 million of the net proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in an escrow agreement with the Series A Holders. The Company has met these conditions and has received the funds held in escrow.

        We have experienced net losses in each of the three years in the period ended December 31, 2003. At September 30, 2004, we reported an accumulated deficit of approximately $91.7 million and our current liabilities exceeded current assets by approximately $3.6 million. Our independent public accountants have included a going concern paragraph in their audit report on the Company's December 31, 2003 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Subsequent Events

        In December 2004, the Company entered into a definitive agreement (the "AMS Agreement") with Advanced Management Solutions Inc. ("AMS"), a company providing Enterprise Project and Resource Management solutions, whereby (i) the Company obtained the worldwide exclusive right to use, market and grant sub-licenses with respect to certain software developed by AMS (the "AMS Software), (ii) AMS will provide additional development services under direction of the Company, and (iii) the Company has obtained the right to purchase the AMS Software outright through November 30, 2006.

        The initial term of the software license is three years and ends November 30, 2007, and is renewable for one additional three-year term. The Company has agreed on certain minimum royalty payments to secure worldwide exclusivity. Also as part of the transaction, the Company has agreed to pay AMS $0.5 million to secure the option to purchase the AMS Software. This option fee is non-recoverable on the condition that the initially delivered AMS Software must meet generally accepted industry standards. Further, the Company has agreed to fund the additional development work with $0.5 million to be paid in five installments. The purchase price for the AMS Software is $2.5 million and is payable in two annual installments, should the Company elect to exercise such option.

        On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first installment was paid on the due date and the Company expects to make all payments according to the Payment Agreement.

Calendar 2003 compared to Calendar 2002

    Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue decreased $1.8 million or 12% to $13.3 million during 2003 from $15.1 million during 2002. The decrease in software sales of $1.1 million in the US and $.7 million in Germany was due, in part, to spending constraints imposed on capital expenditures by our existing customer base. However, we are currently seeing an increase in customer funding for projects previously planned. In addition, with the additional functionality of Artemis 7 (formerly Portfolio Director) and the Views 7 release, we are able to meet the needs of our clients on a much wider range, thus speeding up the sales cycle. Therefore, management expects an increase in software sales in 2004.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.9 million or 6% to $16.6 million during 2003 from $15.7 million during 2002. This increase in support revenue was due to a steady increase in revenues generated by our foreign subsidiaries such as a 30% increase in Germany, 9% increase in Italy, 19% increase in Finland and a 47% increase in Asia. The increase in support revenues in these countries was partially offset by a decrease in support revenue in the US by 8%. The Company has also put a renewed emphasis on cultivating the existing customer base by focusing on customer satisfaction.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue decreased $10.5 million or 28% to $27.4 million during 2003 from $37.9 million during 2002. The decrease in service revenue is a direct result of the near completion of two very large consulting assignments at two large clients that had licensed products in prior periods. These two clients generated $16 million in service revenue in 2002 compared to $5 million in 2003.

  Deferred Revenue

        The balance of deferred revenue decreased $0.8 million to $7.2 million at December 31, 2003 from $8.0 million at December 31, 2002. The decrease is due to the following:

  1.
  Liability for prepaid consulting and support services totaling $1.0 million was released by one United States customer. Therefore, the Company was able to recognize all of the deferred revenue in the third quarter of 2003. This was a significant decrease to the deferred revenue balance.

  2.
  The prepaid software and services totaling $0.5 million by a United Kingdom customer in 2002 was released in 2003 after the services were rendered and the software criterion was accepted. This lowered the deferred revenue balance.

  3.
  A few large supported customers, who renewed in December 2003, increased the deferred revenue by $0.3 million.

    Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. The majority of these costs of revenue are directly related to our support and service revenue. Total cost of revenue decreased $6.7 million or 20% to $26.0 million during 2003 from $32.7 million during 2002. Cost of revenue as a percentage of total revenue decreased to 45% during 2003 from 47% during 2002 primarily because the Company licensed a higher proportion of products with low or no associated royalty costs and due to more efficient use of staff in delivering services. Also contributing to the decrease was that third party consultants were used less, reflective of the lower service revenue base.

    Gross Margin Percentage

        The primary reasons for the increased gross margin on total revenue are improved efficiencies in the support organization and a reduction in third-party royalties through the shift in product mix toward Artemis 7. This was partially offset by a decrease in gross margin on services revenue due to a sharp decline in services revenue in 2003 compared to 2002. This lowered the utilization rate of internal consultants and reduced the retention of higher-margin external consultants.

    Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses increased $3.4 million or 27% to $15.9 million during 2003, from $12.5 million during 2002. During 2002, management reduced discretionary selling and marketing expenses in response to forecasts, which predicted that a challenging economy would cause our customers to delay spending on enterprise wide technology deployments. In the latter portion of 2002 management predicted a gradual recovery in the market for software. In response to this and to support the introduction of our Portfolio solution products, management increased the Company's marketing efforts.    In addition, during 2003 the Company realigned its marketing organization. Part of this change included the creation of a new Solutions Marketing Team, which focuses on key vertical markets to help provide more relevant and complete business solutions to customers. The increase also in part, reflects a change in the classification of key executive salaries and related expenses in accordance with a change in job emphasis from administration to selling and marketing (please also see General and administrative below).

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses increased $0.3 million or 3.6% to $8.2 million during 2003 from $7.9 million during 2002. This increase is primarily due to increased salaries and small increases in travel expenses as we endeavor to bring our customers further into the product delivery process. In early 2004, we changed the leadership of our product development organization and consolidated our Product Management, Development and Tier II Support functions under a single structure, Product Operations. Our restructuring will also include a relocation of our Californian development facility to less costly premises. The main purposes in our restructuring activity were threefold: (1) to align resources with the strategic goal of unifying and further integrating interrelated products; (2) to add to our development capacity a variable component for adaptation to dynamic conditions; and (3) to bring our development processes closer to our customers, fully committing to a customer-centric model for solutions development.

        Specific customer-centric methodological modifications for research and development have continued to include the shortening of internal software development cycles, an iterative planning and testing practice, and movement of the feature prioritization process out of development and closer to customers.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development in 2004 will remain flat except for cost savings resulting from the restructuring activities described above. Our primary focus for 2004 is to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses decreased $4.0 million or 26% to $11.1 million during 2003, from $15.2 million during 2002.

        The decrease was primarily due to the following (i) a decrease in insurance fees due to a reduction in coverage, (ii) a reduction in office space occupied, including the closure of our Exton, Pennsylvania facility in 2002, (iii) the elimination of payments on former OPUS360 lease agreements through expiration or settlement, (iv) the elimination of commitments under long-term phone service contracts due to settlement, (v) a change in the classification of key executive salaries and related expense in accordance with a change in job emphasis from administration to selling and marketing and (vi) the elimination of salaries paid to duplicative OPUS360 personnel who left Artemis in 2002.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002. Amortization expense remained substantially the same in 2003 as compared to 2002.

Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in net losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) other (income) expense and (v) gain on sale of subsidiary and investee. The Company earned net non-operating income of approximately $0.5 and $0.3 million during 2003 and 2002, respectively.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net loss of unconsolidated affiliates of $0.3 million and $0.4 million in 2003 and 2002 respectively.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to an unrelated party. In December 2002, the Company sold its interest in ABC Technologies—France to an unrelated party. Other income for the year ended December 31, 2002 includes pretax gains of $0.7 million and $0.3 million on the sales of our interests in Accountor Oy and ABC Technologies—France, respectively.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations. Total consideration for the sale of SPR was $0.4 million.

        Changes in the rate of exchange for British Pound Sterling to United States dollars resulted in foreign exchange income of $0.9 million and $0.5 million in 2003 and 2002, respectively.

Changes in Foreign Currency Exchange Rates

        The effect of changes in foreign currency exchange rates for the year ended December 31, 2003 compared to 2002 was an increase in revenues and a reduction in operating loss of approximately $5.5 million and $0.1 million, respectively.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.3 million for the year ended December 31, 2003. The income tax expense on the pre-tax loss of approximately $7.6 million is principally the result of foreign income tax on the Company's profitable non-US subsidiaries.

2002 compared to 2001

Revenue

  Software Revenue

        Software revenue represents fees earned for granting customers licenses to use our software products. Software revenue remained flat at $15.1 million during 2002 and 2001. Many customers responded to uncertain economic and political conditions in 2001 by delaying or curtailing their technology capital spending. In addition, customers restricted their software purchases to essential requirements and reduced investments in software designed to accommodate projected customer growth. Consequently, our software revenues declined in the second half of 2001 and the first half of 2002. However, during the second half of 2002, our software revenues started to recover as (1) our customers began to increase their investment purchases and (2) our newer products such as our Portfolio Director and Viewpoint gained acceptance in certain European countries, particularly the UK, France, Germany and Italy.

  Support Revenue

        Support revenue consists of fees for providing software updates and technical support for our software products. Support revenue increased $0.2 million or 1% to $15.7 million during 2002 from $15.5 million during 2001. The increase in support revenues was primarily due to the recovery in our software license sales in the latter portion of 2002. That is to say, as the number and size of software licenses increased during the latter portion of 2002, our customers' requirements for technical support and updates of software increased accordingly.

  Services Revenue

        Services revenue consists of fees for consulting and training generated by our personnel and through subcontracted third-party arrangements. Services revenue increased $0.9 million or 2% to $37.9 million during 2002 from $37.0 million during 2001. The Company has been able to maintain its service revenues despite weak economic conditions through several large follow-on consulting assignments with clients who had licensed our products in prior periods.

  Deferred Revenue

        The balance of deferred revenue increased $2.2 million to $8.0 million at December 31, 2002 from $5.8 million at December 31, 2001. The increase is due to the following:

  1.
  In September 2002 the Company announced the signing of a $3 million contract for providing the Artemis Portfolio Director software solution to plan, monitor and control investment projects with eight of the United Kingdom's Regional Development Agencies. At December 31, 2002, the Company recorded $1.7 million of deferred revenue related to the contract.

  2.
  Approximately $0.2 million of the increase is due to changes in foreign currency exchange rates.

Cost of Revenue

        Cost of revenue consists primarily of salaries and commissions paid to employees and third-party expenses principally related to consulting, software maintenance services and training services. To a lesser extent, cost of revenue includes royalty payments to third parties. The majority of these costs of revenue are directly related to our support and service revenue. Total cost of revenue decreased $0.4 million or 1% to $32.7 million during 2002 from $33.1 million during 2001. Cost of revenue as a percentage of total revenue decreased to 47% during 2002 from 49% during 2001 because the Company licensed a higher proportion of products with low or no associated royalty costs and due to more efficient use of staff in delivering services.

Gross Margin

        Total gross margin for 2002 was $36.0 million, an increase of $1.5 million or 4%, from $34.5 million for 2001. Gross margin for 2002 also increased approximately 2 percentage points, to 53% from 51% for 2001, reflecting the aforementioned revenue increases and cost of revenue efficiencies.

Operating Expenses

  Selling and marketing expenses

        Selling and marketing expenses consist primarily of personnel related costs of our direct sales force and marketing staff and the cost of third party marketing programs, including advertising, trade shows, promotional materials and customer conferences. Selling and marketing expenses decreased $4.3 million or 26% to $12.5 million during 2002, from $16.8 million during 2001. The decrease was the result of management's concentrated efforts to reduce discretionary marketing expenses in a challenging economy.

  Research and development

        Research and development expenses consist primarily of salaries and related costs associated with the development of our products. These expenses decreased $2.0 million or 20% to $7.9 million during 2002 from $9.9 million during 2001. This decrease is primarily due to increased efficiencies and reduction and reallocation of personnel, as we reacted to general economic conditions during the latter part of 2001 and the first half of 2002. In particular, we changed the leadership of our product development organization and separated our development, product management, and support leadership. Our restructuring also included a reduction in headcount and the closure of our Exton, Pennsylvania facility. The main purposes in our restructuring activity were threefold: (1) to align resources with the strategic goal of unifying and further integrating interrelated products; (2) to add to our development capacity a variable component for adaptation to dynamic conditions; and (3) to bring our development processes closer to our customers, fully committing to a customer-centric model for solutions development. Specific customer-centric methodological modifications for research and development have included the shortening of internal software development cycles, an iterative planning and testing practice, and movement of the feature prioritization process out of development and closer to customers.

        We believe that continued investment in research and development is critical to attaining our strategic objectives and, as a result, we expect that spending on research and development will remain at current levels during the first six months of 2003. Our primary focus for 2003 was to continue the process of evolving our development methodology and to invest in product functionality in the following three ways: (1) adding significant new capability; (2) integrating key new architectural features and technology; and (3) bringing our suite of interrelated products together into a unified solution.

  General and administrative

        General and administrative expenses consist primarily of salaries, wages and related costs for general corporate functions, including executive, legal, accounting, human resources and information systems. General and administrative expenses increased $4.2 million or 39% to $15.2 million during 2002, from $10.9 million during 2001. The increase was primarily a result of (1) the inclusion of Opus360 related costs for the full year of 2002 as opposed to five months in 2001, (2) costs incurred to enhance the quality of our administrative functions by adding experienced accountants, legal counsel and management executives and (3) costs incurred as the Company built its corporate infrastructure by integrating and consolidating operations after the reverse acquisition of Artemis in July 2001.

        Legal and accounting fees increased by approximately $0.6 million during 2002 as compared to 2001. Fees paid to accountants and auditors increased by $0.5 million and investor relations costs increased by $0.1 million. The increase in legal fees represented (1) severance payments made to the Company's former legal counsel and (2) costs incurred in the Company's successful defense of shareholder lawsuits. The increase in accountant's fees represents costs incurred to gain the assistance of accountants in establishing proper account balances for the newly merged Company in conjunction with the audit of the Company's 2001 results and the filing of the Company's annual report. Accountants also assisted in the development of policies and procedures to support accounting and reporting in the Company.

        In response to the changes in corporate form brought about by the merger of Opus360 and Legacy Artemis management undertook an analysis of risks surrounding the Company's business and determined that certain insurance coverage needed to be expanded. In addition, the Company incurred increased insurance costs as result of change in the underlying insurance markets.

  Amortization expense

        Amortization expense represents the financial statement effect of amortizing intangible assets acquired in conjunction with Proha's purchase of Legacy Artemis in August 2000. These assets are being amortized on a straight-line basis over the remaining life of 42 months commencing January 1, 2002. Amortization expense decreased $14.6 million or 78% to $4.1 million during 2002, from $18.8 million during 2001. The decrease is due to the reevaluation and write-off, in December 2001, of a portion of the intangible assets arising from the pushdown accounting of Proha's August 2000 acquisition of Legacy Artemis.

Non-operating (income) expenses, net

        Non-operating income/expenses consist of (i) net interest expense, (ii) equity in net losses of unconsolidated affiliates, (iii) foreign exchange gains or losses, (iv) other expense and (v) minority interest in the operations of an unconsolidated subsidiary. The Company earned net non-operating income of approximately $0.3 million during 2002 and incurred net non-operating expense of approximately $3.0 million during 2001.

        The decrease in net interest expense to $0.2 million during 2002 from $0.8 million during 2001 was due to a decrease in borrowings under the Company's line of credit with Foothill Capital Corporation and a decrease in the Company's note payable to Proha.

        The Company accounts for certain investments in other companies under the equity method of accounting. The Company recorded equity in net loss of unconsolidated affiliates $0.4 million for the years 2002 and 2001.

        In 2001 approximately $0.4 million of costs, which were previously capitalized in conjunction with the purchase of Legacy Artemis, were determined to be non-deferrable. Accordingly, the costs were recorded as other expense, net. There were no similar costs during 2002. In November 2002, the Company sold its 19.9% interest in Accountor Oy to an unrelated party. In December 2002, the

Company sold its interest in ABC Technologies—France to an unrelated party. Other income for the year ended December 31, 2002 includes pretax gains of $0.7 million and $0.3 million on the sales of our interests in Accountor OY and ABC Technologies—France, respectively. There were no comparable transactions in 2001.

        Favorable changes in the rate of exchange for British Pound Sterling to United States dollars increased foreign exchange income to $0.4 million in 2002 compared to a foreign exchange loss of $0.2 million in 2001.

Provision for Income Taxes

        The Company recorded income tax expense of approximately $0.5 million for the year ended December 31, 2002. The income tax expense on the pre-tax loss of approximately $3.5 million is the result of book to tax permanent differences for the amortization of intangible assets acquired in the Proha acquisition of Legacy Artemis. The valuation allowance for deferred tax assets was reduced by approximately $0.6 million from 2001 to 2002 as a result of a reduction in deferred tax assets, primarily tax net operating loss carry forwards.

Liquidity and Capital Resources

  Cash flows for the year ended December 31, 2003 and 2002

        At December 31, 2003, we had cash of $2.6 million compared to $7.8 million at December 31, 2002. Net cash used in operating activities was $4.4 million in 2003 compared to net cash provided by operating activities of $2.1 million in 2002. The net cash used in operating activities in 2003 was primary attributable to the net loss reported for the year of $7.9 million. Operating cash was further reduced by (i) a $0.7 million decrease in deferred revenue, (ii) a non-cash gain of $0.4 million from sales the sale of non-core operations of the Company, the proceeds of which are reported as an investing activity, and (iii) a net decrease in accounts payable and other liabilities of $1.4 million. The effects of these items on cash was offset by factors such as (i) non-cash expenses of $5.1 million in depreciation and amortization related to our fixed assets and intangible assets and (ii) a $1.0 million decrease in trade accounts receivable. Our net loss of $3.9 million in 2002 was the primary component that reduced operating cash flow. Operating cash was further reduced by (i) the $3.1 million increase in accounts receivable and (ii) a non-cash gain of $1.0 million from sales of our interests in certain affiliates, the proceeds of which are reported as an investing activity. The effects of these items on cash was offset by factors such as (i) non-cash expenses of $6.2 million in depreciation and amortization related to our fixed assets and intangible assets, (ii) an increase of $2.1 million in deferred revenues and (iii) a net increase in accounts payable and other liabilities of $1.4 million.

        Net cash used in investing activities was $0.2 million, with capital equipment purchases of approximately $0.5 million being partially offset by proceeds from the divestiture of non-core operations of the Company. Investing activities in 2002 provided cash of approximately $0.2 million. Our capital equipment purchases, $1.0 million during 2002, represented cash used in investing activities, offset by $1.1 million in cash proceeds received from the sale of our interests in certain affiliates in 2002.

        Net cash used in financing activities consisted of $0.4 million of borrowings against our line of credit, which was offset by principal payments totaling $0.8 million. The Company uses lines of credit to fund temporary operating cash requirements and certain financial obligations. Our financing activities in 2002 provided cash of approximately $0.9 million. Fundings under our line of credit, net of repayments were $2.4 million during the year ended December 31, 2002. In addition, we repaid $1.2 million in debt to lenders and $0.3 million on behalf of Proha during the year ended December 31, 2002.

  Liquidity and Going Concern Considerations

        The Company's continued existence is dependent upon several factors including the Company's ability to sell and successfully implement its software solutions.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2003 is as follows:

	Year ending December 31,
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-term debt Obligations	$676	$352	$35	$20	$269
Capital Lease Obligations	78	78	—	—	—
Operating Lease Obligations	7,727	3,136	4,553	38	—
Other Long Term Liabilities	2,834	—	—	—	2,834

	$11,315	$3,566	$4,588	$58	$3,103

        The Company's principal sources of liquidity are cash and cash equivalents, as well as expected cash flows from operations and the Company's line of credit. Cash requirements through the end of fiscal year 2004 are primarily to fund operations at approximately the same levels as fiscal year 2003 offset by restructuring actions as described further below. The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products and services, the Company's ability to service its customers, the Company's ability to maintain and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, research and development activities and other factors.

        On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet.

        The Company's near and long-term operating strategies focus on promoting its new and existing software and services to increase its revenue and cash flow while better positioning the Company to compete under current market conditions. At December 31, 2003, the Company had unused credit lines including overadvance capabilities of $1.5 million based on the facility with Laurus.

        In August 2003, the Company negotiated the aforementioned $5.0 million credit facility with Laurus, the terms of which are considered more favorable to the Company than the Foothill Facility; see the above discussion of this new borrowing arrangement. In addition to securing a new facility, management has also taken steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. During 2002, management initiated restructuring activities to streamline the Company's operations and to focus on its core expertise in enterprise portfolio and project management. This entailed reducing the work force infrastructure and selling certain non-core assets. Management believes that cash generated from operations as well as its current credit facilities will be sufficient to support the Company's liquidity requirements through December 31, 2004, depending on operating results and its short-term financing.

        During the first quarter of 2004, and following the change in management, a number of restructuring actions have been taken to further reduce the cost base of the Company. The target of those actions is to assure an operating margin breakeven on a moving forward basis from Q2 2004 even if revenue levels remained at 2003 levels. The target is to rebalance the revenue mix of the Company towards higher software license and support revenues.

        The Company has experienced net losses in each of the three years in the period ended December 31, 2003. At December 31, 2003, the Company has an accumulated deficit of $83.0 million and its current liabilities exceeded current assets by approximately $9.0 million. The Company's independent public accountants have included a going concern paragraph in their audit report on the December 31, 2003 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Transactions with Related Parties

        At December 31, 2003 and 2002, the Company had no receivables due from Proha and at December 31, 2001 had $0.2 million due from Proha, which owned approximately 80% of the Company's outstanding common stock at such dates. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of the $3.1 million provided to the financial institution as collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first installment was paid on the due date and the Company expects to make all payments according to the Payment Agreement.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a fee of $395,000 for management services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002, and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

Quantitative And Qualitative Disclosure About Market Risk

        At December 31, 2003, the majority of our cash balances were held primarily in the form of short- term highly liquid investment grade money market funds of major financial institutions. Due to the short-term nature of our investments and the fact that they are marked to market daily, we believe that we are not subject to any material interest or market rate risks.

        The Company utilizes lines of credit to fund operational cash needs. The Company's outstanding balance under its line of credit at December 31, 2003 was approximately $3.4 million. The weighted average interest rate for the Company's lines of credit during 2003 was 5.6%. We do not believe that we have material interest rate risk, however some of our lines of credit have variable interest rates which are based on commonly used bank interest indices. We do not believe an immediate 10% increase or decrease in interest rate would have a material effect on our consolidated financial position.

        We conduct a significant portion of our business in currencies other than the United States dollar. For the year ended December 31, 2003, approximately 73% of our revenues and approximately 52% of our operating expenses were denominated in currencies other than our functional currency, the United States dollar. These foreign currencies are primarily Euros, British Pounds, and Japanese Yen. Changes in the value of major foreign currencies relative to the value of the United States dollar could potentially adversely affect revenues and operating results. We do not hedge foreign currency risk. As a result, we will continue to experience foreign currency exchange gains and losses.

BUSINESS

Overview

        The Company is one of the world's leading providers of investment planning and control software and services. Since 1976 we have been helping organizations improve their performance through portfolio, project and resource management. Improved performance requires continuous alignment of investments with strategic business goals, consequently the ability to effectively select, plan, budget and control investment projects becomes the key for optimizing corporate resources. We believe this creates an even greater requirement for integrated investment planning and control solutions to support the needs of value creation, visibility, governance and compliance.

        The Company has a 28-year history of successfully delivering enterprise and project management solutions to Global 2000 customers with extensive portfolio and project management needs. Our customers rely on Artemis' software to manage their business-critical processes. Customers use our software in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter Program for the US government.

        Our corporate offices are located at 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660 and our telephone number at that address is (949) 660-6500.

Key Business Focus

        Throughout 2003 and the first nine months of 2004, we have focused on refining our experience and understanding of market needs into a suite of industry optimized solutions that integrate application modules with packaged consulting services to provide an immediate response to today's business needs.

        Our in depth understanding of the business issues encountered within different market environments has enabled us to fine tune our solutions to address the specific requirements of multiple industry sectors including Automotive, Aerospace and Defense, High Technology, National and local Government, Energy, Telecommunications, Financial Services and Pharmaceuticals.

        Artemis investment planning and control solutions ("Solutions") support value creation for both industry and the public sector by ensuring better alignment of strategy, investment planning and project execution. The Solutions can be deployed throughout the organization to address specific business needs including; IT management and governance, new product development, program management, fleet and asset management, power outage management and detailed project management

        Artemis industry optimized Solutions are built around our two core software products:

  •
  Artemis 7, which replaced Portfolio Director in July 2003, is a fully web-based product representing a true merger of investment planning, prioritization and control, and portfolio and organizational budgeting with operational project and resource management. Artemis 7 provides enterprise wide alignment of investments with business strategy without enforcing a single consistent level of process maturity across the entire organization. Artemis 7 includes additional functionality such as Program Management, Project Management, Resource Management and Time Recording and supports a broader spectrum of processes than Portfolio Director. Artemis 7, including its predecessor product Portfolio Director, has had wide acceptance in Western Europe and is now gaining traction in the United States and Asia; and

  •
  Artemis Views, a web and client server product designed to manage project based work in organizations with well-established project management practices. Artemis Views comprises a series of core modules including: Project Management, Advanced Planning and Resourcing, Earned Value Management, Time Reporting and Project Analytics.

Selling and Marketing

        Artemis markets its Solutions through its own direct sales and service organizations with multiple office locations in the United States, the United Kingdom, France, Finland, Germany, Italy, Japan and Asia. Additionally, an extensive distributor network provides sales and service capabilities in other European countries, Australia, Asia Pacific and Latin America.

        With over 590,000 users worldwide, and a global network covering 47 countries, Artemis offers a unique ability in the portfolio and project management market based on its size, experience, global presence and innovative solutions. Our international presence not only enables us to service global organizations, but provides strong protection against fluctuating market demands that typically affect companies relying on specific geographies for the majority of their business. The international dimension of Artemis is clearly reflected by our new web site (http://www.aisc.com) introduced this year. This site provides consistent information to the world in 10 languages, while enabling individual countries to promote their specific regional focus.

        In addition to this strong global presence, Artemis marketing and sales efforts are supported by:

Marketing Communications

        To succeed in its overall vertical marketing and sales strategy, Artemis pursues a very focused approach to marketing communications. It participates in vertically-oriented trade shows, events, local seminars, works with industry specific publications and collaborates regularly with industry analysts who cover the Portfolio and Project Management sectors. All marketing communications activities are designed to support the solution selling process.

Customer Referrals

        Our large installed customer base, and the strength and high profile nature of Artemis' referenceable customers is an essential ingredient in the Company's vertical marketing strategy. Satisfied customers are unique sources of qualified leads and help when securing sales in competitive situations.

Expansion and Strategic Alliances

        From a sales perspective, Artemis will seek to continue to consolidate its leadership throughout Western Europe, while increasing sales in North America. Artemis intends to establish a program for growth in the Japanese market, and selectively extend its presence in emerging markets such as China and Australia. To support our growth within specific industry market segments we have established strategic alliances with a number of specialized consulting companies and software integrators. These include, among others, Unilog, Fujitsu Consulting, DMR Conseil (Quebec), Robbins Gioia., Conseillen and Agilense. Our technology focused alliances include companies like IBM Corporation, Oracle Corporation, Microsoft Corporation, BAE Systems, Citrix Systems, Sun Microsystems, Categoric Software and Toshiba Corporation.

Customers

        Artemis provides mission-critical software solutions to hundreds of organizations worldwide, such as ABN AMRO Bank N.V., AMI Semiconductor, Inc., BAE Systems, The Boeing Company, CSC, Deutsche Bank, EADS, Exelon, France Telecom, First Union National Bank, The Goldman Sachs Group Inc., The Goodyear Tire and Rubber Company, Lockheed Martin, Italy's Ministry of

Infrastructure, Michelin, Nokia, Pfizer Inc., Sun Microsystems Inc., Toshiba, the UK Regional Development Agencies, Union Carbide and Unisys.

        Artemis has added a significant number of names to its customer base during 2003 reflecting the success of our new solutions in the public sector, pharmaceuticals and corporate IT management. These include, among others, AIG, AXA, Bordeaux District Council, Chicago Mercantile Exchange, Telecom Italia, La Poste, McData, Carbon Trust, CSK Japan, UK Metropolitan Police, Generali, Osaka Gas, and Sara Lee Branded Apparel.

        Artemis has also consolidated its role as a major provider in the traditional enterprise program and project management sector with some of the world's leading organizations including, Bell Augusta Aerospace, Lockheed Martin, Michelin, British Airports Authority, BAE Systems, Telenor, Sandvik, CSC, Comliet Group, Philips, EADS, Liebherr, T Systems, Toyota and VR-Track.

Intellectual properties

        Our proprietary products are not protected by patents. However, to protect our intellectual property rights, we license our software products and require our customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, we seek to avoid disclosure of our trade secrets through a number of means, including, but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. In addition, we protect our software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and/or financial condition. As a result, ultimately, we may be unable, for financial or other reasons, to enforce our rights under the various intellectual property laws as described above.

        In addition, the laws of certain foreign countries (particularly in Asia) in which our products are or may be licensed may not protect our products and intellectual property rights to the same extent as laws of the United States. Patent protection within the World Trade Organization appears to permit substantial discretion to member countries. A notable example is China's recent voidance of Pfizer's Viagra patent which was awarded by that country in September, 2001.

        We believe that our products do not infringe upon any valid existing proprietary rights of third parties.

Competition

        Competition comes mainly from the portfolio and project management software market, which includes companies such as Niku, Primavera and Prosight. Enterprise Resource Planning vendors also offer capabilities that can answer some requirements of our target customers, but such solutions still lag behind our solutions in terms of depth. Microsoft continues to offer tools in the project management domain that organizations primarily adopt and use for internal developments to answer some company wide requirements.

Employees

        As of September 30, 2004, Artemis directly employs approximately 338 persons on a worldwide basis; 76 in the United States of America, 217 in Europe, 30 in Japan, and 15 in Asia. Our employees are not represented by labor unions or collective bargaining agreements, except as may be required by the laws of certain foreign jurisdictions. We have not experienced any work stoppages anywhere, and consider our relations with our employees worldwide to be good.

Worldwide Revenues

        Our revenue is segmented by geographic region and is based upon management responsibility for such operations. The following table presents information about the Company's revenue (net of eliminations) by geographic area for each of the three years in the period ended December 31, 2003.

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Americas	$15,642	$28,074	$26,583
EMEA	34,423	32,640	32,179
Japan	6,073	6,335	7,247
Asia	1,153	1,615	1,637

Total Revenue	$57,291	$68,664	$67,646

        We incurred research and development expenses of approximately $8.2 million, $7.9 million and $9.9 million, respectively for the years ended December 31, 2003, 2002 and 2001.

Company History

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation, a Delaware corporation, prior to the closing of certain share exchange transactions described below. Opus360 was incorporated in August 1998 to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent corporation of the Artemis business organization. Prior to the share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation. Legacy Artemis was a developer and supplier of comprehensive project and resource collaboration application software products and consulting services.

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation" which refers to Opus360 after the closing of certain share exchange transactions described below.

        Proha acquired Legacy Artemis and transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis in August 2000. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective July 31, 2001 (see below for additional information). Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha, or the date these interests were under the control of Proha. These Contributed Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis are as follows:

Current Company Name	Location	Contribution Date
Artemis Finland Oy	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

The Proha / Opus360 Share Exchange Transactions

        In April 2001, Opus360 and Proha entered into a share exchange agreement (the "Share Exchange Agreement"), pursuant to which Opus360 agreed to exchange 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% each of two Finnish subsidiaries of Proha, Intellisoft Oy and Accountor Oy.

        The transaction was structured in two steps (the "Share Exchange Transactions") since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8 million new shares to Proha in satisfaction of the 80% requirement.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Mr. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360 common stock to be voted in favor of the second closing. As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock.

        On July 31, 2001, Opus360 consummated the first phase of the share exchange. In connection with the share exchange Opus360 acquired all of the capital stock of Legacy Artemis in exchange for approximately 3 million shares of common stock of Opus360. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquiror and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The second closing was completed on November 20, 2001 by the filing by Opus360 of a definitive proxy statement with the SEC containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5 million additional shares of its common stock in return for the delivery by Proha of 19.9% of the outstanding common stock of two Proha subsidiaries. At the completion of the second closing, Proha owned approximately 80% of the post-transaction outstanding common stock of the Company.

        As part of the Share Exchange Agreement, the parties executed a Registration Rights Agreement. According to the Registration Rights Agreement, Proha can require the Company to register the securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's Common Stock. On October 30, 2004, Proha gave its notice to the Company requesting the registration of its shares.

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party, for a pretax gain of approximately $0.7 million.

        In December 2002, the Company sold the operations of ABC Technologies-France, a wholly-owned subsidiary of Artemis International Sarl, France, to SAS Institute. The total proceeds from this transaction were approximately $0.4 million.

        In October 2003, the Company sold the assets of its Software Productivity Research ("SPR") operations to a group of individuals. SPR is now privately owned and separately registered in the State of Delaware as Software Productivity Research, LLC. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was approximately $0.4 million.

Properties

        Artemis leases all of its United States and international facilities pursuant to leases that expire from a month-to-month basis to February 28, 2008. Two of these leases have single renewal options. Artemis' corporate headquarters are currently located at 4041 MacArthur Blvd, Suite 401, Newport Beach, California. The Company also maintains facilities at 1811 Pike Road, Longmont, Colorado, where the Company occupies approximately 10,000 square feet of office space. In addition, the Company maintains facilities in various other locations across the United States, Europe and Asia. The Company's facilities comprise a total of 29,000 square feet in the United States and 36,000 square feet in Europe and Asia. We believe our current facilities are sufficient for our needs.

Legal Proceedings

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Executive Officers and Directors

  Directors and Executive Officers of the Registrant

        The following table sets forth the names, ages and positions of all directors and named executive officers. A summary of the background and experience of each of these individuals is set forth after the table.

NAME	AGE	POSITION	COMMITTEE
Patrick Ternier(1)	48	President and Chief Executive Officer
Robert Stefanovich	40	Executive Vice President and Chief Financial Officer
Charles F. Savoni	46	Senior Vice President, General Counsel and Secretary
Bengt Algevik	55	Director
David Cairns	58	Director	Nominating and Audit
Joseph Liemandt	36	Director	Nominating and Compensation
Michael Murphy	46	Director	Audit and Compensation
Olof Odman	61	Director	Audit, Compensation and Nominating
Pekka Pere	46	Director
Steven Yager	50	Chairman of the Board of Directors

(1)
Effective January 23, 2004, Patrick Ternier replaced Michael J. Rusert as President and Chief Executive Officer of the Company, who had resigned.

        MR. TERNIER was named President and Chief Executive Officer of the Company on January 23, 2004. He has held several senior management positions within the Company since 1985. From 1992 to January 2004, Mr. Ternier was a Director for both Artemis International Sarl France and Artemis International GmbH. From 1989 to 1991, he served as the Country Manager for Artemis International Sarl France. From 1985 to 1988, he served as the Sales and Marketing Manager for Artemis International Sarl France.

        MR. STEFANOVICH was appointed as Executive Vice President and Chief Financial Officer of the Company on September 27, 2002. Prior to joining Artemis, he held several senior positions, including Chief Financial Officer for a publicly traded medical device company and Vice President for Administration at Science Applications International Corporation, a Fortune 500 company. Mr. Stefanovich was also a member of the Software Advisory Group and an Audit Manager with Price Waterhouse LLP's (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA.

        MR. SAVONI was appointed as Vice President, General Counsel and Secretary of the Company on March 18, 2002. From 1994 to 2002, he served as Corporate Attorney, Senior Corporate Attorney and Assistant General Counsel for Canon Computer Systems, Inc.

        MR. ALGEVIK was elected a director of the Company on June 16, 2004. Mr. Algevik is the President of Algevik Management AB, a management-consulting firm, having served in that capacity since September 2000. Prior to founding Algevik Management AB, he was the CEO of SYSteam AB beginning in May 1997, comprised of 900 consultants providing IT-based solutions to mid-sized companies. Since 1995, Mr. Algevik has also been a board member of Swedish public company Jeeves Information System AB.

        MR. CAIRNS was elected a director of the Company on November 30, 2004. Mr. Cairns has been the CEO and a board member of Global Logistics Technologies Inc., a US headquartered supply-chain software company, since April, 2003. He has also seved as non executive Chairman of Prism Technologies Ltd., a UK software infrastructure company since 2001. Mr. Cairns was appointed to the board of Shiwana Inc. (a US company operating in the software and telecoms sector) in July 2004 and chairs the Audit Committee.

        MR. LIEMANDT was elected a director of the Company on June 16, 2004. Mr. Liemandt is the President, CEO, and Chairman of the Board of Directors of Trilogy, Inc. He founded Trilogy, a leading provider of industry-specific enterprise software, in 1989. Mr. Liemandt also holds other management and board positions in various privately held Trilogy-controlled entities.

        MR. MURPHY was elected a director of the Company on March 17, 2003. Mr. Murphy is currently the CEO of InQuira, Inc., having srved in that capcity since January 2001. Prior to joining InQuira, Mr. Murphy served as an executive at Cambridge Technology Partners ("CTP"), where he ran the Western Region. Mr. Murphy later oversaw the sales, marketing, alliances and partner programs of CTP.

        MR. ODMAN was elected a director of the Company in July 2001. Since December 1999, he has been a member of the Board of Directors of Proha Plc., and is currently Chairman of the Proha Plc Board of Directors. Mr. Odman is also Chairman of the Board of Directors of Swedish public companies Jeeves Information System AB and LightLab AB. In addition, Mr. Odman is Chairman of the Board of Directors of Safran AS, Norway, LightLab Asia Corp, Taiwan, Transaction Network Services AB, Sweden, Cobnet AB, Sweden, Kyssinge Golf AB, Sweden and Golf de Pierpoint, Begium. Mr. Odman is also a board member of Dovre AS, Norway and Bright Europe AB, Sweden.

        MR. PERE was elected a director of the Company in July 2001. He has been President and Chief Executive Officer of Proha Plc since 1984 and is also the founder of Proha Plc. Mr. Pere is also the Chairman of the Board of Directors of Federation of the Finnish Information Industries, and is either a board member or the chairman of several other information technology related companies. Mr. Pere was Chairman of the Board of Directors of Proha Plc from 1984 until 1999, where he has since remained a board member.

        MR. YAGER was elected as a director of the Company in July 2001 and was its Chief Executive Officer and President from August 2001 to January 2002. On April 14, 2003, Mr. Yager was elected as Chairman of the Board. From March 1, 2002, to the present, Mr. Yager has served as Managing Director, Mergers & Acquisitions, of Gores Technology Group. Prior to joining the Company in August 2001, Mr. Yager served for four years as President and CEO of Artemis International Corporation, which combined with OPUS360 Corporation in July 2001, to form Artemis International Solutions Corporation.

Board of Directors

        Our directors are elected annually to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified.

        Our board of directors has created a Compensation Committee and an Audit Committee. In addition, from time to time our board has created other sub-committees in order to address specific needs of our Company.

        The Compensation Committee is authorized to review and make recommendations to the board of directors on all matters regarding the remuneration of our executive officers, including the administration of our compensation plans. The Compensation Committee is intended to be comprised of at least three members. Currently, the Compensation Committee is comprised of: Mr. Odman, Mr. Liemandt and Mr. Murphy.

        The Audit Committee is responsible for making recommendations to the board of directors as to the selection and independence of our external auditor, maintaining communication between the board of directors and the independent auditor, reviewing the annual audit report submitted by the independent auditor and determining the nature and extent of problems, if any, presented by such audit warranting consideration by our board of directors. The current members of the Audit Committee are Messrs. Odman, Murphy and Cairns. Membership on the Audit Committee is intended to be restricted to directors who are independent of management and free from any relationship that, in the opinion of the board of directors, could interfere with the exercise of independent judgment as a committee member. In this regard, the Company has established a fully independent Audit Committee as required under Nasdaq rules.

        Pursuant to and consistent with the Preferred Series A Financing transaction as described above, the Board has created a Nominating Committee. Any candidate nominated to serve as an independent director on the Company's board of directors, including with respect to the next election of the Company's board of directors, shall be nominated by the Nominating Committee. Membership on the Nominating Committee is restricted to directors who are independent under the standards as may be promulgated by the Nasdaq stock market from time to time. One member of the Nominating Committee shall be designated by a majority of the Series A Holders, while a second member of the Nominating Committee shall be designated by Proha. Currently, the Nominating Committee is comprised of the Series A Holders' Board designee, Mr. Liemandt, Proha's Board designee, Mr. Odman, and Mr. Cairns, who was mutually agreed upon by Messrs. Odman and Liemandt, and subsequently approved by the Board.

Compensation Committee Interlocks and Insider Participation

        No interlocking relationships exist between the members of the Company's Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. None of the members of the Compensation Committee has ever been an officer or employee of the Company at any time.

Audit Committee Financial Expert

        Under the definition of "independence" in Nasdaq Marketplace Rule 4350, the Company currently has a fully independent Audit Committee, consisting of Messrs. Odman, Murphy and Cairns. In addition, in the opinion of the Company's board of directors, Mr. Cairns qualifies as an "audit committee financial expert" (as the term is defined by the SEC), and has been so designated.

Code of Ethics

        The Company has adopted a Code of Ethics for its "Senior Financial Officers" (the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and others performing similar functions), as well as a Code of Business Conduct and Ethics for all its employees. The Company shall, without charge, provide to any person, upon request, a copy of its Code of Ethics for Senior Financial Officers. All such requests should be mailed to: Artemis International Solutions Corporation, 4041 MacArthur Blvd., Suite 401, Newport Beach, CA 92660, Attention: Robert Stefanovich, EVP/CFO.

        As required by SEC rules, the Company will report within five business days the nature of any change or waiver of its Code of Ethics for Senior Financial Officers.

Director Compensation

        We do not currently have any directors who are also salaried officers or employees of our Company. If we did, he or she would not receive special or additional compensation for serving on our

Board of Directors or any of its committees. Effective as described below, each director who is not a salaried officer or employee of our Company (the "Non-Employee Director") receives the following compensation:

  Cash Compensation

        Effective in 2004, each Non-Employee Director receives a retainer of $15,000 per year, paid on a quarterly basis, provided that the individual Non-Employee Director attends at least 60% of the board meetings held during the year. In addition, and also effective in 2004, each Non-Employee Director who is also a member of the Audit Committee, Compensation Committee, or any other committee as may be established by the Board of Directors receives $5,000 per year for membership on each respective committee, paid on a quarterly basis, provided that the Non-Employee Director attends at least 60% of the applicable committee's meetings held during the year. The Board of Directors may decide, at its discretion, to defer such cash payments based on the Company's performance and financial condition.

  Option Grants

        Each Non-Employee Director who is appointed to the Board after February 24, 2004, is entitled to an initial annual grant of options to purchase 15,000 shares of common stock with 50% to be vested as of the date of grant and 50% to vest after one year, if the future attendance by the respective Non-Employee Director is not less than 60% of the Board meetings held each year. Each subsequent year and for those Non-Employee Directors in 2004 who were directors as of February 24, 2004, each Non-Employee Director is entitled to receive an option grant to purchase an additional 7,500 shares of common stock, which shall vest fully after one year, if the future attendance by the respective Non-Employee Director is not less than 60% of the Board meetings held during that year. In addition, each Non-Employee Director who is also a member of the Audit Committee, Compensation Committee, or any other committee as may be established by the Board, is entitled to an annual option grant to purchase 3,500 shares of common stock for membership on each respective committee which shall vest fully after one year, if the future attendance by the Non-Employee Director is not less than 60% of the applicable committee's meetings held during that year. Options granted to Non-Employee Directors have an exercise price equal to the market value of the underlying common stock on the date of grant.

Executive Compensation

COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION

        The following table sets forth for each of the Company's last three completed fiscal years, the compensation of the Company's President and Chief Executive Officer ("CEO") as of December 31, 2003, and the two most highly compensated executive officers other than the CEO as of the same fiscal year end (collectively, the "Named Executive Officers"). As defined by the SEC's rules, no other person was a "most highly compensated executive officer" of the Company at December 31, 2003 or during the year then ended.

SUMMARY COMPENSATION TABLE

	ANNUAL COMPENSATION						LONG TERM COMPENSATION
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)		OTHER ANNUAL COMPENSATION ($)	NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	ALL OTHER COMPENSATION ($)
Michael J. Rusert, Former President and Chief Executive Officer(1)	2003 2002 2001	$ $	283,333 256,857 —	$ $	25,200 163,800 —	* * —	— 250,000 —	— —
Robert Stefanovich, Executive Vice President. Chief Financial Officer(2)	2003 2002 2001	$ $	173,333 68,095 —	$ $	8,820 36,156	— — —	— 20,000 —	— — —
Charles F. Savoni, Senior Vice President, General Counsel, Secretary(3)	2003 2002 2001	$ $	147,833 98,961 —	$ $	5,670 31,378 —	— — —	— 7,000 —	— — —

*
The value of personal benefits provided was less than the minimum amount required to be reported.

(1)
Mr. Rusert was appointed to the position of President and Chief Executive Officer effective January 25, 2002. He resigned from the Company effective January 16, 2004.

(2)
Mr. Stefanovich became Chief Financial Officer effective on September 27, 2002.

(3)
Mr. Savoni became an executive officer of the Company effective March 18, 2002.

        Pursuant to the Separation Agreement and Mutual Release that the Company executed with Mr. Rusert effective January 22, 2004, the Company is required to: (i) provide Mr. Rusert with severance payments over twelve months, for a total of $285,000; and (ii) pay on Mr. Rusert's behalf the automobile lease payments for fifteen months for a total of $19,000.

        Pursuant to the Employment Agreement in effect between the Company and Mr. Stefanovich, should Mr. Stefanovich be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company would provide Mr. Stefanovich with severance payments over twelve months, which would currently total $196,000, as well as a continuation of medical benefits for the same twelve month period. Pursuant to the Employment Agreement currently in effect between the Company and Mr. Savoni, should Mr. Savoni be terminated without cause (or should he otherwise resign for a variety of reasons including but not limited to a change-in-control of the Company), then the Company would provide Mr. Savoni with a lump sum severance payment totaling the equivalent of nine months of his base salary, which would currently total $116,000.

SUMMARY OF OPTIONS GRANTS

        The Company made no grants of stock options during the fiscal year ended December 31, 2003 to any of the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

        The following table sets forth information concerning exercises of stock options during the year ended December 31, 2003, by each of the Named Executive Officers and the value of in-the-money unexercised options at December 31, 2003.

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT FISCAL YEAR END
				VALUE OF UNEXERCISED IN-THE MONEY OPTIONS AT FISCAL YEAR END
	SHARES ACQUIRED ON EXERCISE (#)
NAME		VALUE REALIZED ($)(1)	EXERCISABLE/ UNEXERCISABLE (#)	EXERCISABLE/ UNEXERCISABLE ($)(2)
Michael J. Rusert	0	$0.00	124,999/125,001	$16,250/$16,250
Robert Stefanovich	0	$0.00	6,667/13,333	$2,533/$5,067
Charles F. Savoni	0	$0.00	2,334/4,666	$887/$1,773

(1)
Value realized is based on estimated fair market value of common stock on the date of exercise minus the exercise price.

(2)
Value is based on estimated fair market value of common stock as of December 31, 2003 ($1.63) minus the exercise price.

        None of our Named Executive Officers exercised any of their options during 2003.

Employment Agreements and Change-in-Control Arrangements

        We have an employment agreement with Mr. Stefanovich, Executive Vice President and Chief Financial Officer. Mr. Stefanovich is entitled to receive an annual base salary of currently $196,000 and is eligible for an annual bonus of up to $70,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2004). If the agreement is terminated for cause, Mr. Stefanovich is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Stefanovich would be entitled, (i) to receive payment continuation of his base salary for a twelve month period, (ii) to receive a continuation of Company provided medical benefits at the same level he was receiving prior to termination for the same twelve month period, and (iii) to receive any incentive bonus payment earned but not paid as of the termination date pro-rated for the quarter in which any such termination would take effect based on the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company in its sole discretion may grant to Mr. Stefanovich stock options to purchase shares of Common Stock, consistent with the policy pertaining to executive officers.

        We have an employment agreement with Mr. Savoni, Senior Vice President, General Counsel and Secretary. Mr. Savoni is entitled to receive an annual base salary of currently $155,000 and is eligible for an annual bonus of up to $45,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2004). If the agreement is terminated for cause, Mr. Savoni is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Savoni would be entitled, (i) to a lump sum payment equivalent to his base salary for a nine month period, and (ii) to receive any incentive bonus payment earned but not paid as of the termination date pro-rated for the quarter in which any such termination would take effect based on the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company in its sole discretion may grant to Mr. Savoni stock options to purchase shares of Common Stock, consistent with the policy pertaining to executive officers.

        On January 23, 2004, the Company announced the appointment of Patrick Ternier as President and Chief Executive Officer. We have an employment agreement with Mr. Ternier, who is entitled to receive a targeted annual base salary of currently $285,000 and is eligible for a targeted bonus of up to $200,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2004). In addition, Mr. Ternier is entitled to receive an annual car allowance of up to $18,000. If the agreement is terminated for cause, Mr. Ternier is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Ternier would be entitled, (i) to receive payment continuation of his base salary for a twelve month period, and (ii) to receive any incentive bonus payment earned but not paid as of the termination date pro-rated for the quarter in which any such termination would take effect based on the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition. Additionally, the Company has granted Mr. Ternier in his first year of employment as President and Chief Executive an Initial Grant of 250,000 stock options to purchase shares of Common Stock at an exercise price equal to the fair market value of the Common Stock as of the grant date. One third of the Initial Grant of options vested on the grant date and the balance vest in equal increments on the first two successive anniversaries of the grant date. Commencing in the second year, Mr. Ternier is eligible to receive additional option grants (which may have a a different vesting schedule), based on meeting certain annual performance criteria as recommended by the Compensation Committee and approved by the Board.

401(k) Plan

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to $13,000 of their annual base salaries. Employer contributions vest to the participants incrementally over a period of five years. The Company did not contribute to the Plan during 2003 or 2002.

Stock Option and Other Employee Incentive Plans

        The Company has granted options to purchase the Company's common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions, and the related stock options continue in full force and effect. Even though Legacy Artemis is the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 0.2 million options. Options granted, exercised or cancelled under the plan are 0.2 million, 35,500 and 0.2 million, respectively, leaving approximately 0.2 million options available under the plan and 40,000 outstanding as of December 31, 2003. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000 it provided for the issuance of 0.3 million options. However, the 2000 Plan included scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock, to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. However, 0.2 million options granted under the 1998 Plan and subsequently cancelled were made available for grant under the 2000 Plan. In addition, options granted, exercised and cancelled under the 2000 Plan were zero, 619 and 360,000 respectively, leaving 460,000 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 900,000 options outstanding, as of December 31, 2003. Effective November 30, 2004, the 2000 Plan was amended and restated. The amended and restated 2000 Plan provides for the issuance of 2,000,000 options, with scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock, up to a maximum of 5,000,000 options.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") originally provided for automatic, non-discretionary grants of up to 45,000 non-qualified stock options to Non-Employee board members. Approximately 1,000 options had been cancelled and 41,000 options granted under the Non-Employee Directors Plan remained outstanding at December 31, 2003. Effective November 30, 2004, the Non-Employee Directors Plan was amended and restated. The amended and restated Non-Employee Directors Plan provides that each Non-Employee Director who is elected or appointed to the Board after February 24, 2004, shall receive an initial grant of options to purchase 15,000 shares of our Common Stock. For each Non-Employee Director serving on the Board as of February 24, 2004, he or she received a grant of options on February 24, 2004, to purchase 7,500 shares of our Common Stock, unless the Non-Employee Director was provided a special initial grant greater than 7,500 shares. Thereafter, commencing in 2005, each continuing Non-Employee Director shall receive a grant of options on his or her Board anniversary date to purchase up to 7,500 shares of Common Stock. With respect to directors serving on committees, each Non-Employee Director who, on or after February 24, 2004, is elected or appointed as, or was already, a member of the Audit, Compensation and/or the Nominating Committee, shall receive a grant of options to purchase 3,500 shares of our Common Stock for membership on each respective committee. Thereafter, each Non Employee Director who continues to serve on any such committee upon his or her applicable committee anniversary date shall be automatically granted an Option on such anniversary date to purchase up to 3,500 shares of Common Stock.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2003, approximately 4,000 of the options with a weighted average exercise price of $146.25 remained outstanding.

PRINCIPAL SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The following table sets forth information with respect to beneficial ownership of the Company's common stock as of January 28, 2005, for (i) each person known by the Company to beneficially own more than 5% of each class; (ii) each director and nominee for director; (iii) each Named Executive Officer; and (iv) all of the Company's executive officers and directors as a group. The number of shares outstanding gives effect to the conversion of the Series A Preferred Stock. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Artemis International Solutions Corporation, 4041 MacArthur Boulevard, Suite 401, Newport Beach, CA 92660.

	PRIOR TO OFFERING(11)		AFTER THIS OFFERING(11)(12)
NAME OF BENEFICIAL OWNERS	TOTAL AMOUNT OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF COMMON STOCK OWNED	TOTAL AMOUNT OF SHARES BENEFICIALLY OWNED(1)	PERCENTAGE OF COMMON STOCK OWNED
Proha Plc (2) Maapallonkuja 1 A FIN-02210 Espoo	7,977,062	55%	—	—
Emancipation Capital LP(7)	1,678,984	14%	1,678,984	14%
Trilogy Capital Holdings Corporation	1,376,904	12%	1,376,904	12%
Directors and Executive Officers
Bengt-Åke Älgevik	7,500	*	7,500	*
David Cairns	7,500	*	7,500	*
Joseph Liemandt(8)(9)	7,500	*	7,500	*
Michael Murphy	7,500	*	7,500	*
Olof Odman(3)(4)(5)	480	*	480	*
Pekka Pere(3)(4)(5)	480	*	480	*
Charles F. Savoni(5)	13,417	*	13,417	*
Robert Stefanovich(5)	53,333	*	53,333	*
Patrick Ternier(4)(5)	85,733	*	85,733	*
Steven Yager(4)(5)	40,000	*	40,000	*
All directors and executive officers as a group (10 persons)(6)	223,443	2%	223,443	2%

*
Less than 1%

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based upon information contained in a Form 13D/A dated November 20, 2001, filed with the SEC by Proha Plc on behalf of itself and related entities, such entities own 7,977,062 shares of common stock.

(3)
This individual also serves on the board of directors for Proha Plc.

(4)
Director or Executive Officer disclaims beneficial ownership of 7,977,062 shares held by Proha Plc, except to the extent of his stock holding interests in Proha Plc.

(5)
Includes the number of shares that could be acquired within 60 days of November 30, 2004, pursuant to outstanding stock options, as follows: Mr. Odman, 480 common shares; Mr. Pere 480 common shares; Mr. Liemandt 7,500 shares; Mr. Murphy 7,500 shares; Mr. Algevik 7,500 shares; Mr. Cairns 7,500 shares; Mr. Yager 40,000 common shares; Mr. Stefanovich 53,333 common shares; Mr. Ternier 85,733 common shares; Mr. Savoni 13,417 common shares, and of the group 223,443 common shares.

(6)
The shares beneficially owned by Proha Plc (7,977,062) are not included in this total as the respective directors disclaimed beneficial ownership per footnote (4) above.

(7)
The principal address of Emancipation Capital LP, or EC, is 153 East 53rd Street, Suite 26B, New York, NY 10022. Emancipation Capital LLC acts as the general partner of EC and has voting and dispostive power over the securities held by EC. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Capital LLC and Mr. Frumberg disclaim beneficial ownership of the securities held by EC, except for ther pecuniary interest therein. The total shares beneficially owned by EC of 1,678,984 includes 136,364 shares of common stock currently issuable to EC upon exercise of the Initial Warrants that were fully vested and exerciseable on the issuance date and 152,284 shares of common stock issued upon exercise of the Additional Warrants.

(8)
Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.) is wholly owned by Trilogy, Inc. Mr. Liemandt is Chairman of the Board, President and CEO of Trilogy, Inc.

(9)
Director disclaims beneficial ownership of 1,376,904 shares held by Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.)

(10)
The total shares beneficially owned by Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment Inc.) of 1,376,904, includes 113,636 shares of common stock currently issuable upon exercise of the Initial Warrants that were fully vested and exerciseable on the issuance date and 126,904 shares of common stock issued upon exercise of the Additional Warrants.

(11)
Laurus, which is one of the selling security holders, is contractually limited to a beneficial ownership of no more than 2.5% of the Company's outstanding Common Stock, and therefore is not included in this table.

(12)
Assumes that Proha sells all of its registered shares immediately after this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During the fourth quarter of 2003, the Company engaged Bengt Algevik to perform certain business consultancy functions for which he received consideration, including travel and other expenses, of approximately $200,000. Mr. Algevik completed his assignment in May 2004 and was appointed as a director of the Company effective June 16, 2004.

        At December 31, 2003 and 2002, the Company had no receivables due from Proha and in 2001 had $0.2 million due from Proha, which, if you factor in the common stock conversion rights of the Series A Holders of the Series A Preferred Stock arising from the Preferred Series A Financing transaction as described above, owns approximately 57% of the Company's outstanding common stock, post conversion of the Series A Preferred Stock. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's property and assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of the $3.1 million provided to the financial institution as collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first installment was paid on the due date and the Company expects to make all payments according to the Payment Agreement.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a fee of $395,000 for management services provided by Proha.

  •
  Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002, and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

  •
  Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

SELLING SECURITY HOLDERS

        The selling security holders may sell from time to time under this prospectus up to 8,699,708 shares of our Common Stock, and up to 125,000 shares of our Common Stock issuable upon exercise of the Laurus Warrant. The total number of shares of Common Stock covered by this prospectus includes: (i) the total number of securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's Common Stock, as more fully described above under the heading, "Prospectus Summary;" and (ii) 125% of the shares that may become issuable upon both the conversion of the Minimum Borrowing Note (which was fully funded in August 2004) and the exercise of the Laurus Warrant in accordance with the Registration Rights Agreement that the Company entered into in connection with the Laurus Facility, totaling 1,059,558 shares of the Company's Common Stock, also as more fully described above under the heading, "Prospectus Summary."

        The following table sets forth, to our knowledge, certain information about Proha and Laurus as of November 22, 2004. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying convertible securities held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. To our knowledge, except as described below, Proha and Laurus have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Common Stock & Warrants Beneficially Owned Prior to the Offering		Shares Issuable/ Registered Hereunder	Common Stock & Warrants Beneficially Owned After the Offering(b)
Name of Beneficial Owner(a)
	Number	Percent	Number	Number	Percent
Laurus Master Fund, Ltd.	125,000	0.8%	847,646	—	—
			x125%

Registered shares—Laurus			1,059,558
Proha, Plc.	7,977,062	80.1%	7,977,062	—	—

Registered shares—Total			9,036,620

(a)
The natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held by the beneficial owners are as follows: for Laurus Master Fund, Ltd — Mr. David Grin and Mr. Eugene Grin.

  None of the selling security holders named in the preceding paragraph is a reporting company under Section 13 or 15(d) of the Exchange Act, a registered investment company, a registered broker-dealer, or an affiliate of a registered broker-dealer.

(b)
Assumes that Laurus exercises the Laurus Warrant, and that Laurus and Proha sell all of their registered beneficially owned shares immediately after this offering.

PLAN OF DISTRIBUTION

        The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest, may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

  •
  transactions to cover short sales;

  •
  broker-dealers may agree with the selling security holder to sell a specified number of shares at a stipulated price per share;

  •
  a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

        The sale price to the public may be:

  •
  the market price prevailing at the time of sale;

  •
  a price related to the prevailing market price;

  •
  at negotiated prices; or

  •
  a price the selling security holder determines from time to time.

        Subject to the applicable securities laws, the shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

        The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities or derivative securities of our company and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to a broker under the margin provisions of customer agreements. If the selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling security holder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        The selling security holders, alternatively, may sell all or any part of the shares offered under this prospectus through an underwriter. To our knowledge, the selling security holders have not entered into any agreement with a prospective underwriter, and we cannot assure you as to whether any such agreement will be entered into. If a selling security holder informs us that it has entered into such an agreement or agreements, any material details will be set forth in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        For the period a holder owns the warrants, the holder has the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon exercise of those derivative securities. The terms on which we could obtain additional capital during the period in which those derivative securities remain outstanding may be adversely affected. The holders of the derivative securities are most likely to voluntarily exercise those derivative securities when the conversion price or exercise price is less than the market price for our common stock. However, we cannot assure you as to whether any of those derivative securities will be exercised.

DESCRIPTION OF OUR CAPITAL STOCK

        The securities being registered are shares of Artemis's common stock. The holders of common stock:

  •
  have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors;

  •
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

  •
  do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

  •
  are entitled to one non-cumulative vote per share on all matters which shareholders may vote on at all meetings of shareholders.

        On July 31, 2001, Opus360 Corporation ("Opus360") merged with Artemis International Corporation ("Legacy Artemis"), a wholly owned subsidiary of Proha, under the terms of a Share Exchange Agreement. Pursuant to that agreement (including a contemporaneously executed registration rights agreement), Proha can require the Company to register the securities that Proha acquired in that transaction, totaling 7,977,062 shares of the Company's Common Stock (as more fully described above under the heading, "Prospectus Summary").

        The Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing") on June 16, 2004 (the "Closing Date"). In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date (the "Additional Warrants"). The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 shares of common stock to the Series A Holders.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        Each of the exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrant by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrant for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        On July 30, 2004, the Company amended its $5.0 million revolving credit facility (the "Laurus Facility") originally entered into on August 14, 2003, and replaced the three-year convertible note underlying the Laurus Facility with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note"). In conjunction with the original transaction, Laurus also received a ten-year transferable warrant (the "Laurus Warrant") to purchase 125,000 shares of the Company's common stock. The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share, totaling $1.5 million or 722,646 shares of common stock of the Company. The shares underlying this Minimum Borrowing note are being registered with this registration statement. Loans exceeding $1.5 million may be available to the Company under the Secured Revolving Note, based on the balance of the Company's eligible trade accounts receivable. If the balance on the Minimum Borrowing Note is zero, such portion of the balance of the Secured Revolving Note that exceeds $1.0 million shall be deemed to be simultaneously extinguished on the Secured Revolving Note and transferred to a new serialized Minimum Borrowing Note. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company had no loans outstanding under the Secured Revolving Note as of the date of this registration statement. The Laurus transactions are more fully explained below under "Convertible Debentures" and Note 19 to the Company's annual consolidated financial statements included elsewhere herein.

        The following general summary of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation. See "Where You Can Find More Information" for a description of the documents incorporated by reference.

General

        We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share and 25,000,000 shares of preferred stock, par value of $0.001 per share without designation. As of November 22, 2004, 9,965,018 shares of common stock and 4,090,909 shares of preferred stock were issued and outstanding.

Common Stock

        Each share of our common stock is entitled to one vote at all meetings of shareholders. All shares of common stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights associated with our common stock. In the event that we liquidate, dissolve, or wind up, holders of our common stock will be entitled to receive, on a pro rata basis, all of our assets remaining after satisfaction of all our liabilities and all liquidation preferences granted to holders of our preferred stock.

        We have not paid any cash dividends on our common stock since 2000 and do not intend to do so in the foreseeable future.

Preferred Stock

        Subject to certain restrictions arising from the Preferred Series A Financing transaction our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our amended certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. We have no current intention to issue any shares of preferred stock other than the Series A Preferred Stock issued to the Series A Holders described in this propectus.

        One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

  •
  restricting dividends on the common stock,

  •
  diluting the voting power of the common stock,

  •
  impairing the liquidation rights of the common stock, and/or

  •
  delaying or preventing a change in control without further action by the stockholders.

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of our common stock. Such rights include, but are not limited to, by way of example, the potential payment of a dividend. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the common stock without the prior express written consent of at least a majority of the Series A Holders. One other example of such rights relates to possibly raising additional capital via the issuance of additional equity or convertible debt securities in the future. So long as at least 30% of the Series A Preferred Stock is outstanding, the Company cannot issue any additional preferred shares other than to the Series A Holders and the Company cannot issue any other securities or incur any indebtedness exceeding that which existed on June 16, 2004, except in accordance with the Equity Exclusion and the Debt Exclusion (as each term is defined in the Certificate of Designations, which can be reviewed in our Form 8-K filed with the SEC on June 18, 2004, relating to the Preferred Series A Financing transaction,) without the prior express written consent of not less than a majority of the Series A Holders. Other preferences and/or rights held by the Series A Holders include, but are not limited to:

  •
  liquidation preferences (including a liquidation value of $2.20 per share) over common stockholders in the event the Company experiences a liquidation, dissolution or winding up;

  •
  the right to one vote for each share of common stock into which such Series A Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote; and

  •
  the right to acquire—upon the same terms that common stock holders may obtain the right to purchase stock, warrants, securities or other property ("Purchase Rights")—the aggregate Purchase Rights which such Series A Holder could have acquired if he or she had held the number of shares of common stock acquirable upon complete conversion of the Series A

    Preferred stock (without taking into account any limitations or restrictions on the convertibility of the Series A Preferred Stock) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of common stock are to be determined for the grant, issue or sale of such Purchase Rights.

Convertible Debenture

Laurus Credit Facility

        On August 14, 2003, the Company entered into an agreement with Laurus and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year convertible note (the "Secured Convertible Note") secured by an interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus. In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant (the "Laurus Warrant") to purchase 125,000 shares of the Company's common stock. The estimated fair value of the Laurus Warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the revolving credit facility, unless sooner terminated. The fair value of the Laurus Warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: 5 years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The Laurus Warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends.

        In June 2004, the Company used $2.2 million of the net proceeds of the private placement of $9.0 million of convertible preferred stock (the "Preferred Series A Financing") completed on June 16, 2004 to reduce the amount outstanding under the Laurus Facility from $3.5 million to $1.3 million. On July 30, 2004, the Company and Laurus agreed to amend the Laurus Facility by replacing the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (collectively the "Laurus Restructuring"). Effectively contemporaneous to and upon the execution of the Laurus Restructuring documents on July 30, 2004, including the Minimum Borrowing Note issued by Artemis to Laurus, the $1.3 million outstanding under the Laurus Facility was incorporated as monies provided by Laurus to Artemis under the Minimum Borrowing Note. Subsequently, in August 2004, Laurus provided Artemis an additional $0.2 million under the Minimum Borrowing Note, thereby exhausting the maximum amount of funds available to be provided by Laurus to Artemis under the Minimum Borrowing Note.

        The Minimum Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share, totaling $1.5 million or 722,646 shares of common stock of the Company. The shares underlying this Minimum Borrowing Note are being registered with this registration statement. Loans exceeding $1.5 million may be available to the Company under the Secured Revolving Note, based on the balance of the Company's eligible trade accounts receivable. If the balance on the Minimum Borrowing Note is zero, such portion of the balance of the Secured Revolving Note that exceeds $1.0 million shall be deemed to be simultaneously extinguished on the Secured Revolving Note and transferred to a new serialized Minimum Borrowing Note. Once this new serialized Minimum Borrowing Note reaches the sum of $1.5 million, the

Company shall file a subsequent registration statement with the SEC to register the shares underlying the new serialized Minimum Borrowing Note. Thereafter, the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional serialized $1.5 million Minimum Borrowing Note. All of the aforementioned conversion prices are subject to an anti-dilution provision in the form of a price protection clause. Under the terms of the related agreement, absent an event of default as defined, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable under the Laurus Warrant that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company had no loans outstanding under the Secured Revolving Note as of the date of this registration statement.

        Absent an event of default as defined, the post-February 15, 2004 interest rate on both of the July 2004 amended Laurus notes described above is (except as explained in this paragraph) the greater of the Wall-Street-Journal prime rate plus 0.75% (the "adjustable interest rate") or 5%. After this registration statement on Form S-1 as may be amended from time to time, is declared effective by the SEC (see below), the adjustable interest rate may be periodically reduced based on certain defined differences between the average market price of the Company's common stock and the conversion prices set forth above, provided that such market price is at least 130% of the applicable conversion price. The maximum contractual adjustment would reduce the discounted interest rate to the prime rate minus 1.25%.

        Under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's common stock underlying the Laurus Facility. The Company was delinquent in filing such registration statement and was subject to potential liquidated damages as a result of this delinquency. As part of the Laurus Restructuring, the Company received a waiver from Laurus with respect to their rights and remedies for the failure to file the registration statement timely. In consideration for such waiver, the Company has agreed to pay a penalty of $75,000.

Warrants

        As of January 28, 2005 there were warrants to purchase approximately 537,000 shares of Company common stock outstanding and exercisable. Warrant holders do not have the rights or privileges of our shareholders.

Transfer Agent

        The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

        Our counsel, Thelen Reid & Priest LLP, New York, New York, has passed on the legality of the shares to which this prospectus relates.

EXPERTS

        The Company's consolidated financial statements as of December 31, 2003, 2002, and 2001 and for each of the years then ended included in this Registration Statement have been so included in reliance on the report of Squar, Milner, Reehl and Williamson, LLP, independent registered public accountants given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our Amended and Restated By-laws provide that a director shall not be liable to us or our shareholders for damages for any breach of duty in such capacity except for liability in the event that:

  •
  a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he was not legally entitled, or

  •
  such director's acts violated Section 719 of the Business Corporation Law of the State of Delaware.

        Our Amended and Restated By-laws provide that we shall indemnify directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit, or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of our company, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of our company, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers, and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

        Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

        As of November 22, 2004, 9,965,018 shares of our common stock were issued and outstanding. Approximately 2.0 million of our outstanding shares are freely tradable without restriction or further registration under the Securities Act before giving effect to this prospectus. After giving effect to this prospectus, assuming that all Series A Holders convert their Series A Preferred Stock and exercise their Initial Warrants, that Laurus converts the debt outstanding under the Minimum Borrowing Note and exercises the Laurus Warrant (subject to the Laurus ownership limitation described above), and that Proha does not sell any of our common stock which it owns as of November 22, 2004, approximately 2.1 million additional common shares will be freely tradeable subject to certain restrictions under applicable securities laws.

        As of November 22, 2004, options to purchase approximately 1,865,000 shares of common stock under our stock option plans were granted (net of cancellations and expirations) and are outstanding. Approximately 841,000 of the shares underlying these options have been registered with the SEC and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market. Approximately one million shares underlying these options have not yet been registered with the SEC.

        On July 31, 2001, Opus360 Corporation ("Opus360") merged with Artemis International Corporation ("Legacy Artemis"), a wholly owned subsidiary of Proha Plc ("Proha"), under the terms of a Share Exchange Agreement whereby Opus360 exchanged 80% of its post transaction common stock for all the capital stock of Legacy Artemis and a 19.9% interest in two other subsidiaries of Proha. On November 20, 2001, Opus360 changed its name to Artemis International Solutions Corporation (which is now "the Company," as identified throughout this prospectus). As part of the merger under the Share Exchange Agreement, the parties executed a Registration Rights Agreement. According to the Registration Rights Agreement, Proha can require the Company to register the securities that Proha acquired pursuant to the Share Exchange Agreement, totaling 7,977,062 shares of the Company's Common Stock. On October 30, 2004, Proha provided its notice to the Company requesting the registration of said shares as described herein.

        In general, under Rule 144 of the Securities Act as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  •
  one percent of the number of shares of common stock then outstanding, or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. However, pursuant to the rules and regulations promulgated under the Securities Act, the OTC Bulletin Board, where our common stock is quoted, is not an "automated quotation system" referred to in Rule 144(e). As a consequence, this market-based volume limitation allowed for securities listed on an exchange or quoted on Nasdaq is unavailable for our common stock.

        Sales under Rule 144 are also subject to requirements with respect to manner-of-sale requirements, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

        Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with the specific restrictions of Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common shares sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should reference the registration statement and its exhibits for further information with respect to us and our common shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its web site.

        You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC's public reference facilities located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and also at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and the Citicorp Center at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

        If you are a shareholder, you may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

  Artemis International Solutions Corporation
  4041 MacArthur Blvd, Suite 401
  Newport Beach, CA 92660
  Attention: Mr. Robert Stefanovich
  (949) 660-6500

        For further information about us and our common shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits. Statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to the copy of such document filed as an exhibit to the registration statement.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Artemis International Solutions Corporation and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Artemis International Solutions Corporation and Subsidiaries (the "Company") as of December 31, 2003, 2002, and 2001 and the related consolidated statements of operations, shareholders' equity (deficit) and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has negative working capital of approximately $9.0 million and an accumulated deficit of approximately $83.0 million at December 31, 2003, and experienced negative operating cash flow for fiscal 2003. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As more fully described in Note 9 to the accompanying consolidated financial statements, the Company's previously issued December 31, 2002 consolidated balance sheet and its consolidated statement of stockholders' equity and comprehensive loss for the year then ended did not reflect the additional minimum liability associated with the Company's defined benefit pension plan (the "pension plan"). The accompanying financial statements described in the preceding sentence have been restated to report such liability in the approximate amount of $1,060,000. This retroactive adjustment has been charged directly to stockholders' equity in accordance with accounting principles generally accepted in the United States of America. The Company has also revised certain disclosures relating to (a) the funded status of the pension plan and (b) the December 31, 2003 fair value of the pension plan's assets. These differences principally resulted from the combination of a mathematical error and misapplication of certain financial-statement disclosure requirements. The amended disclosures did not effect the accompanying consolidated financial statements. In addition, as more fully described in Note 12 to the accompanying consolidated financial statements, the Company has restated its comprehensive loss for the year ended December 31, 2003 to reduce such loss by approximately $357,000 in order to correct the foreign currency translation adjustment relating to its investment in an unconsolidated joint venture. None of the adjustments or disclosure revisions discussed in this paragraph affected the previously reported net loss for any year presented in the accompanying consolidated statements of operations.

/s/ SQUAR, MILNER, REEHL & WILLIAMSON, LLP

Newport Beach, California

March 2, 2004 (except for the fifth paragraph of this audit report, Note 9, and the last paragraph of Note 12, as to which the date is July 6, 2004.)

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002	2001
	(As Restated) (in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,593	$7,766	$5,081
Trade accounts receivable, net of allowance for doubtful accounts of approximately $299 at December 31, 2003, $296 at December 31, 2002 and $223 at December 31, 2001	13,628	14,593	11,465
Other accounts receivable	839	320	952
Prepaid expenses	1,123	1,351	2,404
Other current assets	694	1,647	392

Total current assets	18,877	25,677	20,294

Property and equipment, net of accumulated depreciation and amortization of $7,775, $7,197 and $5,194 at December 31, 2003, 2002 and 2001, respectively	1,192	1,588	2,725
Intangible assets, net of accumulated amortization of $8,235, $4118 and zero at December 31, 2003, 2002 and 2001, respectively.	6,520	10,637	14,755
Investment in affiliates and other assets	1,769	1,103	796

Total assets	$28,358	$39,005	$38,570

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$5,024	$4,468	$5,292
Accrued liabilities	5,222	6,925	5,954
Accrued payroll and related taxes	6,682	6,838	6,325
Deferred revenue	7,227	7,974	5,848
Line of credit, net	3,386	3,486	1,062
Current portion of long-term debt	352	950	1,245

Total current liabilities	27,893	30,641	25,726
Accrued pension and other liabilities	2,834	2,608	1,342
Deferred taxes	480	800	547
Long-term debt, less current portion	324	235	1,373

Total liabilities	31,531	34,284	28,988
Commitments and contingencies
Stockholders' (deficit) equity:
Preferred stock, $0.001 par value, 25,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $0.001 par value, 500,000,000 shares authorized, 9,965,018, 9,964,767 and 9,964,767 shares issued and outstanding at December 31, 2003, 2002 and 2001, respectively.	10	10	10
Additional paid-in capital	81,070	80,833	80,187
Accumulated deficit	(82,991)	(75,100)	(71,152)
Accumulated other comprehensive income (loss)	(1,262)	(1,022)	537

Total stockholders' (deficit) equity	(3,173)	4,721	9,582

Total liabilities and stockholders' (deficit) equity	$28,358	$39,005	$38,570

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Revenue:
Software	$13,286	$15,070	$15,105
Support	16,568	15,690	15,512
Services	27,437	37,904	37,029

	57,291	68,664	67,646

Cost of revenue:
Software	677	1,734	2,522
Support	5,102	6,389	6,705
Services	20,250	24,587	23,870

	26,029	32,710	33,097

Gross margin	31,262	35,954	34,549
Operating expenses:
Selling and marketing	15,942	12,544	16,782
Research and development	8,152	7,868	9,894
General and administrative	11,142	15,171	10,879
Amortization expense	4,118	4,117	18,832
Impairment charge	—	—	43,430
Management fees	—	—	806
Acquisition costs	—	—	409

	39,354	39,700	101,032

Operating (loss)	(8,092)	(3,746)	(66,483)
Interest expense, net	192	194	826
Equity in net loss of unconsolidated affiliates	318	392	362
Gain on sale of subsidiaries and investee	(393)	(977)	—
Other expense, net	91	495	1,680
Foreign exchange (gain) loss	(708)	(382)	178

	(500)	(278)	3,046

Loss before income taxes and minority interest	(7,592)	(3,468)	(69,529)
Income tax expense (benefit)	299	480	(9,670)

Loss before minority interest	(7,891)	(3,948)	(59,859)
Minority interest in net losses of unconsolidated subsidiary	—	—	95

Net (loss)	$(7,891)	$(3,948)	$(59,764)

Loss per common share:
Basic	$(0.79)	$(0.40)	$(6.78)

Diluted	$(0.79)	$(0.40)	$(6.78)

Weighted average common shares used in computing loss per common share
Basic	9,965	9,965	8,816

Diluted	9,965	9,965	8,816

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
COMPREHENSIVE INCOME (LOSS)
For the Period January 1, 2000 to December 31, 2003

	Common Stock		Investment in Stock of Parent Company			Accumulated Other Comprehensive Income (Loss)
				Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount					Total
						(As Restated)
	(in thousands)
Balance January 1, 2000	7,977	$8	$(2,783)	$74,570	$(11,388)	$498	$60,905
Cancellation of stock in Proha	—	—	2,783	(2,783)	—	—	—
Capital contributions—Proha	—	—	—	425	—	—	425
Shares of Opus360 outstanding prior to reverse acquisition deemed acquired	1,988	2	—	7,975	—	—	7,977
Net loss	—	—	—	—	(59,764)	—	(59,764)
Foreign currency translation adjustment	—	—	—	—	—	39	39
Comprehensive loss	—	—	—	—	—	—	(59,725)

Balance December 31, 2001	9,965	10	—	80,187	(71,152)	537	9,582
Net loss	—	—	—	—	(3,948)	—	(3,948)
Foreign currency translation adjustment	—	—	—	—	—	(500)	(500)
Adjustment related to pension plan accounting	—	—	—	—	—	(1,059)	(1,059)
Comprehensive loss (as restated)	—	—	—	—	—	—	(5,507)
Adjustment related to the reverse acquisition of Opus 360	—	—	—	646	—	—	646

Balance December 31, 2002	9,965	10	—	80,833	(75,100)	(1,022)	4,721
Net loss	—	—	—	—	(7,891)	—	(7,891)
Foreign currency translation adjustment (as restated)	—	—	—	—	—	(240)	(240)
Comprehensive loss (as restated)	—	—	—	—	—	—	(8,131)
Warrants issued	—	—	—	237	—	—	237

Balance December 31, 2003	9,965	$10	$—	$81,070	$(82,991)	$(1,262)	$(3,173)

The accompanying notes are an integral part of these consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Cash flow from operating activities:
Net (loss)	$(7,891)	$(3,948)	$(59,764)
Adjustments to reconcile net loss to net cash provided by or used in operating activities:
Depreciation and amortization	5,077	6,213	22,380
Minority interest	—	—	(95)
Equity in net loss of unconsolidated affiliates	273	392	362
Gain on sale of subsidiaries and investee	(393)	(977)	—
Deferred income taxes and other	—	—	(10,371)
Loss on impaired assets	—	—	43,430
Gain on disposition of assets	(91)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	965	(3,128)	7,095
(Increase) decrease in prepaid expenses and other assets	(173)	13	(1,755)
Increase (decrease) in deferred revenue	(747)	2,127	(4,402)
Increase (decrease) in accounts payable and other liabilities	(1,397)	1,388	(5,615)

Net cash provided by (used in) operating activities	(4,377)	2,080	(8,735)

Cash flow from investing activities:
Capital expenditures, net	(473)	(959)	(841)
Proceeds from sale of subsidiaries and investee	289	1,121	—
Cash provided by former parent contribution of subsidiaries	—	—	1,048
Cash provided from acquisitions	—	—	14,535

Net cash provided by (used in) investing activities	(184)	162	14,742

Cash flow from financing activities:
Net borrowings on lines of credit	226	2,424	2,747
Payments of debt and capital leases	(598)	(1,481)	(6,332)

Net cash provided by (used in) financing activities	(372)	943	(3,585)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(240)	(500)	(542)

Net (decrease) increase in cash and cash equivalents	(5,173)	2,685	1,880
Cash and cash equivalents at the beginning of the year	7,766	5,081	3,201

Cash and cash equivalents at the end of the year	$2,593	$7,766	$5,081

See accompanying notes to consolidated financial statements for discussion of non-cash transactions and disclosure of cash paid for interest and income taxes.
The accompanying notes are an integral part of these consolidated financial statements.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

        Artemis International Solutions Corporation and Subsidiaries, ("Artemis" or the "Company") is a provider of enterprise-based portfolio, project and resource management software solutions. Artemis' solutions consist of scalable client/server and Web-based applications, and are supported by consulting services and an international distribution network of 50 offices in 47 countries. Artemis services key vertical markets such as (i) Aerospace and Defense, (ii) Energy and Telecom, (iii) Pharmaceuticals, (iv) Government, (v) Financial Services (vi) Automotive and (vii) High Technology.

        As used herein:

  •
  "Opus360" refers to Opus360 Corporation prior to the closing of certain share exchange transactions described below. Opus360 Corporation was incorporated on August 17, 1998 under the laws of the State of Delaware to provide an integrated web-based service to streamline the procurement and management of professional services.

  •
  "Legacy Artemis" refers to Artemis Acquisition Corporation, a Delaware corporation and the former parent corporation of the Artemis business organization. Prior to certain share exchange transactions described below, Legacy Artemis was a wholly owned subsidiary of Proha Plc ("Proha"), a Finnish corporation. Legacy Artemis was a developer and supplier of comprehensive, project and resource collaboration application software products and consulting services. Proha acquired Legacy Artemis on August 24, 2000, and subsequently contributed its interests in the entities listed in the table below to Legacy Artemis (the "Contributed Businesses").

  •
  In November 2001 the Company changed its name to "Artemis International Solutions Corporation", which refers to Opus360 Corporation after the closing of certain share exchange transactions described below.

        On August 24, 2000 Proha purchased all of the outstanding common stock of Legacy Artemis. The purchase was structured as a share exchange whereby Proha issued shares of its publicly traded (Helsinki Exchange) common stock to Legacy Artemis' equity holders in exchange for all of Legacy Artemis' common stock. The purchase price was $50 million, less post-closing adjustments of approximately $6 million. The purchase price adjustments were determined subsequent to the effective date of the transaction, and as a result, Legacy Artemis' former shareholders were required to contribute to Legacy Artemis $6 million of the Proha stock. These contributions have been recorded on a net of tax basis, as additional paid-in capital and as an offsetting reduction in stockholders' equity, similar to treasury stock, as an investment in the stock of the parent company. Subsequent to the receipt of the Proha shares, Legacy Artemis sold a portion of these shares, resulting in a gain of $518,000, net of taxes of $304,000, which has been recorded as additional paid-in capital. At December 31, 2000, the Company held 392,036 shares of Proha, recorded at $2,783,000, net of deferred income taxes of $1,634,000. In 2001, Proha cancelled these shares, which was treated as a reduction of additional paid in capital.

        As a result of the transaction described in the preceding paragraph, Legacy Artemis recorded goodwill of approximately $30.7 million with a corresponding increase in additional paid-in capital. Legacy Artemis also recorded approximately $32.3 million of identifiable intangible assets and $2.3 million of in-process research and development ("R&D") expense. The aforementioned intangible assets were pushed down to the financial statements of Legacy Artemis, with a corresponding increase of additional paid-in capital. The in-process R&D expense recorded during the nine months ended December 31, 2000 resulted from an allocation of purchase price to the two projects under development by the Company in August 2000; such projects were not considered to have reached technological feasibility at that date. Such R&D expense was also pushed down to the financial statements of Legacy Artemis. As a result of the contribution by Proha to the Company of Proha's interest in several foreign companies, goodwill and identifiable intangible assets of approximately $10.2 million and $7.7 million, respectively, were also recorded during the nine months ended December 31, 2000.

        As noted above, Proha acquired Legacy Artemis in August 2000. Proha subsequently transferred its interests in several companies based in Europe, Asia and the United States to Legacy Artemis. In addition, Proha contributed its directly held interests in several companies to Artemis in conjunction with the share exchange transactions effective December 2000. Each of the "Contributed Businesses" is reflected as having been contributed by Proha as of the later of the date Legacy Artemis was acquired by Proha or the date these interests were under the control of Proha, Legacy Artemis' parent. These Contributed Businesses are included in the results of Artemis as of the effective date a majority interest was transferred to Artemis.

        The active Contributed Businesses and the effective dates of their contribution to Legacy Artemis by Proha were as follows:

Current Company Name	Location	Contribution Date
Artemis Finland OY	Finland	August 24, 2000
Artemis International Solutions Ltd.	United Kingdom	August 24, 2000
Artemis International Limited	Japan	August 24, 2000
PMSoft Asia Pte. Ltd.	Singapore	December 1, 2000
Artemis International S.p.A.	Italy	December 1, 2000
Enterprise Management Systems Sarl	Italy	December 1, 2000
Artemis International Sarl	France	December 1, 2000
Solutions International	France	December 1, 2000
Artemis International GmbH	Germany	December 1, 2000

The Proha/Opus 360 Share Exchange Transactions

        In April 2001, Opus360 and Proha entered into a share exchange agreement ("the Share Exchange Agreement") pursuant to which, upon completion of the transactions contemplated under such agreement ("the Share Exchange Transactions"), Opus360 exchanged 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% of two Finnish subsidiaries of Proha, Accountor OY (see Note 2) and Intellisoft OY. As a result of the Share Exchange Transactions, Proha owns 80% of the outstanding common stock of Artemis.

        The transaction was structured in two steps since the number of authorized Opus360 shares needed to be increased to allow for the issuance of 8.0 million new shares to Proha. Despite its two step structure, the transaction was accounted for upon the consummation of the first closing because Proha gained a majority controlling interest and the voting agreements discussed below effectively "locked in" phase two of the transaction.

        In connection with the Share Exchange Agreement, Proha entered into two voting agreements, one with Ari B. Horowitz, (cofounder of Opus360 and member of the Artemis Board of Directors), and one with Opus360. Pursuant to these agreements, Ari B. Horowitz agreed among other things to cause all of his 133,000 shares of Opus360 common stock to be voted in favor of the second closing. Also, Proha agreed among other things to cause all of its 3.0 million shares of Opus360's common stock to be voted in favor of the second closing.

        As a result of the above voting agreements, there were commitments to vote in favor of the second closing representing approximately 62% of the outstanding common stock. Accordingly, the transaction was not treated as a step acquisition since Proha obtained a majority controlling and voting interest upon consummation of the first closing.

        On July 31, 2001, Opus360 consummated the first phase of the transaction contemplated by the Share Exchange Agreement. In connection with this Agreement, Opus360 acquired all of the capital stock of Legacy Artemis, in exchange for approximately 3.0 million shares of Opus360's restricted common stock. As a result of this exchange, Proha obtained a controlling ownership and management interest in Opus360. Accordingly, the transaction was accounted for as a reverse acquisition with Legacy Artemis treated as the accounting acquirer and accounted for under the purchase method of accounting in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations. The second closing was completed November 20, 2001 by Opus360's filing of a definitive proxy statement with the Securities and Exchange Commission ("SEC") containing the required disclosures and financial information of the combined and consolidated companies. At the second closing, Opus360 delivered approximately 5.0 million additional shares of its restricted common stock in return for the delivery by Proha of 19.9% of the outstanding shares of the two Proha subsidiaries. Upon completion of the second closing, Proha owned approximately 80% of the post-transaction outstanding common stock of the Company.

        All information regarding equity instruments and related per share amounts has been restated within this annual report to reflect the effects of the reverse merger transaction described above.

Basis of Presentation

        Accounting principles generally accepted in the United States of America ("GAAP") require in certain circumstances that a company whose shareholders retain the majority voting interest, governing body and senior management in the combined business to be treated as the acquiror for financial reporting purposes. As a result of the Share Exchange Transactions, Proha, the former shareholder of Legacy Artemis, holds a majority interest in the Company, governing body and senior management in the combined Company. Accordingly, for accounting purposes the transaction has been treated as a reverse acquisition in which Legacy Artemis is deemed to have purchased Opus360, although Opus360 (which changed its name to Artemis International Solutions Corporation on November 20, 2001) remains the legal parent company and the registrant for SEC reporting purposes.

        The consolidated financial statements included herein represent the historical financial statements of Legacy Artemis, as the accounting acquirer, and the acquisition of Opus360 has been accounted for under the purchase method of accounting. The assets acquired and liabilities assumed of Opus360, as the legally acquired entity, are recorded at their estimated fair values at July 31, 2001. The excess of the estimated fair values of the identifiable net assets over the purchase price is treated as negative goodwill. Negative goodwill is first applied to reduce the assigned value of identifiable non-current assets other than long-term investments in marketable securities and deferred tax assets, until those assets are reduced to zero.

Liquidity and Going Concern Considerations

        The Company's continued existence is dependent upon several factors including the Company's ability to sell and successfully implement its software solutions. The Company has experienced net losses in each of the three years in the period ended December 31, 2003. At December 31, 2003, the Company has an accumulated deficit of $83.0 million and its current liabilities exceeded current assets by approximately $9.0 million.

        A summary of the Company's future contractual obligations and commercial commitments as of December 31, 2003 is as follows:

	Year ending December 31,
	2004	2005	2006	2007	2008- thereafter	Total
	(in thousands)
Long-term debt	$352	$19	$8	$8	$289	$676
Obligations under non-cancellable operating leases	3,136	2,783	1,611	159	38	7,727

	$3,488	$2,802	$1,619	$167	$327	$8,403

        Other cash requirements through the end of fiscal year 2004 are primarily to fund operations at approximately the same levels as fiscal year 2003. On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock. Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet.

        The Company's near and long-term operating strategies focus on promoting its new and existing software and services to increase its revenue and cash flow while better positioning the Company to compete under current market conditions At December 31, 2003, the Company had unused credit lines and overadvances of $1.1 million. The Company generated negative operating cash flow for the quarter and year ended December 31, 2003.

        Effective June 30, 2003 the Company paid off its Note Payable and $2.0 million Line of Credit (the "Foothill Facility") held with Wells Fargo Foothill and obtained a bridge loan of $3.5 million from Proha to cover short-term cash needs until the Company was able to enter into a new asset-based lending facility. In August of 2003, the Company negotiated a new $5.0 million credit facility, the terms of which are considered more favorable to the Company than the Foothill Facility; see Note 19 for a detailed discussion of the terms of this new borrowing arrangement. In addition to securing a new facility, management has also taken some immediate steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. During 2002, management initiated discretionary restructuring activities to streamline the Company's operations and to focus on its core expertise in enterprise portfolio and project management. This entailed reducing the work force and selling certain non-core assets. Further restructuring activities are expected to focus on increasing efficiencies within the Company's global infrastructure. The Company may also seek additional capital resources to fund strategic initiatives and further strengthen its global presence. Such additional equity financing may be dilutive to the Company's stockholders. The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's products and services, the Company's ability to service its customers, the Company's ability to maintain and expand its customer base, the level of resources required to expand the Company's marketing and sales organization, research and development activities and other factors. Management believes that cash generated from operations as well as its current credit facilities will be sufficient to support the Company's liquidity requirements through December 31, 2004, depending on operating results and the level of acceptance of its products, its costs and its short-term financing.

        The Company's independent public accountants have included a going concern paragraph in their report on the December 31, 2003 consolidated financial statements which have been prepared assuming that the Company will continue as a going concern (based upon management's plans discussed above), which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Reverse Stock Split

        On February 7, 2003, the Company effected a one for twenty-five reverse stock split of its outstanding common stock. All information regarding common stock, stock options, warrants and related per share amounts has been restated within this annual report to reflect the reverse stock split, except for certain disclosures relating to Proha/Opus 360 Share Exchange Transactions discussed above.

Reclassifications

        Certain prior period information has been reclassified to conform to the current period presentation.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Artemis International Solutions Corporation and its majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence over (either individually or in concert with its parent, Proha) are accounted for using the equity method. Investments in which the Company owns less than 20% and is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

Use of Estimates

        The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of deferred tax assets, allowance for uncollectible accounts receivable, revenue recognition, valuation and useful economic lives of intangible assets, accrued pension liabilities and certain other liabilities.

Revenue Recognition

        The Company has adopted Statement of Position, or SOP, 97-2, Software Revenue Recognition, which supersedes SOP 91-1, Software Revenue Recognition, as well as SOP, 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, which amends SOP 97-2 and supercedes SOP 98-4. SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative estimated fair market value of each of the elements. The estimated fair value of an element must be based on vendor-specific objective evidence ("VSOE"). Software license revenue allocated to a software product is recognized upon delivery of the product or deferred and recognized in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Maintenance and support revenue is recognized ratably over the maintenance term. First-year maintenance typically is sold with the related software license and renewed on an annual basis thereafter. Estimated fair values of ongoing maintenance and support obligations are based on separate sales of renewals to other customers or upon renewal rates quoted in the contracts. For such arrangements with multiple obligations, we allocate revenue to each component of the arrangement based on the estimated fair value of the undelivered elements. Fair value of services, such as consulting or training, is based upon separate sales of these services. The Company at times may enter into multiple-customer contracts in which the Company allocates revenue based on the number of specified users at each customer, and recognizes revenue upon customer acceptance and satisfying the other applicable conditions of the above described accounting policy.

        Services revenue is recognized as the service is performed assuming that sufficient evidence exists to estimate the fair value of the services. Consulting and training services are billed based on contractual hourly rates and revenues are recognized as the services are performed. Consulting services primarily consist of implementation services related to the installation of the Company's products which do not require significant customization to or modification of the underlying software code.

        Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Cost of Revenues

        Cost of software revenue primarily reflects the manufacture expense and royalties to third party developers, which are recognized upon delivery of the product or in future periods to the extent that an arrangement includes one or more elements that are to be delivered at a future date and for which VSOE has not been established. Cost of support includes (i) sales commissions and salaries paid to employees who provide first and second level support to clients and (ii) fees paid to consultants, which are recognized as the services are performed. Sales commissions are expensed as incurred. The costs incurred for implementation, customer support and training of the Company's clients using internal or external resources are recorded as cost of services revenue when the services are performed.

Software Development Costs

        The costs incurred to develop computer software products to be sold or otherwise marketed are charged to expense until technological feasibility of the product has been established. Once technological feasibility of related software products has been established, computer software development costs are capitalized and reported at the lower of amortized cost or estimated net realizable value. When a product is ready for general release, its capitalized costs are amortized using the straight-line method of amortization over a period not to exceed three years. Company management believes that technological feasibility is not established until a beta version of the product exists. Historically, costs incurred during the period from when a beta version is available until general release have not been material. Accordingly, during the years ended December 31, 2003, 2002 and 2001 no software costs have been capitalized.

Allowance for Doubtful Accounts Receivable

        We establish our allowance for doubtful accounts receivable based on our qualitative and quantitative review of credit profiles of our customers, contractual terms and conditions, current economic trends and historical payment, return and discount experience. We reassess the allowance for doubtful accounts each period. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the shorter of the estimated useful lives of the related assets, generally ranging from three to five years, or the remaining lease term when applicable. Gains and losses on disposals are included in results of operations at amounts equal to the difference between the book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and leasehold improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Intangible Assets

        Intangible assets at December 31, 2003 consist of acquired customer bases and current core technology. Customer bases acquired directly are valued at cost, which approximates estimated fair value at the time of purchase. The costs assigned to intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which is 42 months from January 1, 2002. Management believes that the straight-line method is appropriate for the Company's customer list, given the caliber and nature of its customer relationships. Substantially all intangible assets remaining at December 31, 2003 will be fully amortized by July 2005, assuming no impairment adjustments or future changes in their estimated useful lives.

        Intangible assets are reviewed at least annually for impairment to ensure they are appropriately valued. Conditions that may indicate an impairment issue exists include an economic downturn or a change in the assessment of future operations. Where applicable, an appropriate interest rate is utilized, based on appropriate economic factors, risk and cost of capital.

        For additional information, see the discussion of SFAS No. 144 in "Impairment of Long-Lived Assets" immediately below.

Impairment of Long-Lived Assets

        The Company periodically evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, Reporting the Effects of the Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation of a subsidiary of which control is likely to be temporary. The Company adopted SFAS No. 144 commencing January 1, 2002, and it did not have a material effect on the financial position or results of operations.

        SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations, including amortizable intangible assets when indicators of impairment are present. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent appraisals. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or estimated fair market value, less cost to sell. During the year ended December 31, 2001, the Company recorded impairment charges of approximately $43 million. No such impairment charges were recorded during the years ended December 31, 2003 or December 31, 2002. (See Note 5).

Translation of Foreign Currencies

        Artemis uses the U.S. dollar as it functional currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average rates prevailing during the year or other period presented. In accordance with SFAS 52, Foreign Currency Translation, translation adjustments are included as a component of stockholders' equity/deficit. The Company recorded a foreign exchange gain of $0.7 million and $0.4 million, and a foreign exchange loss of $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse (See Note 10).

Valuation of Deferred Tax Assets

        The Company records an estimated valuation allowance on its significant deferred tax assets when, based on the weight of available evidence (including the scheduled reversal of deferred tax liabilities, projected future taxable income or loss, and tax-planning strategies), it is more likely than not that some or all of the tax benefit will not be realized.

Stock-Based Employee Compensation

        The Company has several stock-based employee compensation plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the accompanying statements of operations as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. For disclosure purposes only, the fair value of all stock options granted to employees is estimated using the Black-Scholes option-pricing model

        The following table illustrates the effect on net loss and loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 Accounting for Stock-Based Compensation for all of its stock-based employee compensation plans.

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net loss as reported	$(7,891)	$(3,948)	$(59,764)
Less: Total stock-based employee compensation expense determined under Black-Scholes pricing model	(5,207)	(5,660)	(3,298)

Pro forma net loss	$(13,098)	$(9,608)	$(63,062)

Basic and diluted loss per common share
As reported	$(0.79)	$(0.40)	$(6.78)

Pro forma	$(1.31)	$(0.96)	$(7.15)

        The Company did not grant any stock options to its employees in 2003. The 2003 column of the above table reflects employee stock options which were granted in prior years and vested during the year ended December 31, 2003.

        The following weighted average assumptions were used as applicable in the table above:

	For the years ended December 31
	2003	2002	2001
Annual dividends	zero	zero	zero
Expected volatility	165%	180%	65%
Risk free interest rate	4.5%	4.5%	4.5%
Expected life	5 years	5 years	5 years

Segment Information

        The Company discloses information regarding segments in accordance with SFAS No. 131 Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for reporting of financial information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial reports. The Company is managed, and financial information is developed on a geographical basis, rather than a product line basis. Thus, the Company has provided segment information on a geographical basis (see Note 11).

Comprehensive Income/Loss

        The Company reports comprehensive income/loss in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income/loss and its components. SFAS No. 130 requires unrealized holding gains and losses, net of related tax effects, on available for sale securities to be included in comprehensive income/loss until realized. Translation gains or losses are also included in comprehensive income/loss in the accompanying consolidated statements of stockholders' equity (deficit) and comprehensive income (loss).

Postemployment Benefits

        The Company records postemployment benefits in accordance with SFAS No. 87, Employers' Accounting for Pensions. The Company discloses postemployment benefits in accordance with SFAS No. 132, Employers' Disclosure about Pensions and Other Postemployment Benefits. SFAS No. 132 establishes standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits include, but are not limited to, salary continuation, supplemental employment benefits and disability related benefits.

Earnings/ Loss per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Significant Recent Accounting Pronouncements

        SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," was issued in June 2002 and is effective for exit and disposal activities initiated after December 31, 2002. The Company is complying with SFAS No. 146.

        SFAS No. 147 relates exclusively to certain financial institutions, and thus does not apply to the Company.

        In November 2002, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the disclosure requirements became applicable in 2002. The Company is complying with the disclosure requirements of FIN No. 45. The other requirements of this pronouncement did not materially affect the Company's consolidated financial statements.

        SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this pronouncement amends the disclosure requirements of SFAS 123 to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is complying with the disclosure requirements of SFAS No. 148.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities, or "VIEs"), and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (a) the equity investors do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for public entities that are not small business issuers are as follows: (a) For interests in special-purpose entities ("SPEs"): the first period ended after December 15, 2003; and (b) For all other types of VIEs: the first period ended after March 15, 2004. Management has determined that the Company does not have any SPEs (as defined), and is presently evaluating the other potential effects of FIN No. 46 (as amended) on its consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This pronouncement is effective for contracts entered into or modified after June 30, 2003 (with certain exceptions), and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all mandatorily redeemable non-controlling interests in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of mandatorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003 that are outside the scope of FSP 150-3; and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

        In December 2003, the FASB issued a revision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This pronouncement ("SFAS No. 132-R") expands employers' disclosures about pension plans and other post-retirement benefits, but does not change the measurement or recognition of such plans required by SFAS No. 87, No. 88. or No. 106. SFAS No. 132-R retains the existing disclosure requirements of SFAS No. 132, and requires certain additional disclosures about defined benefit post-retirement plans. The defined benefit pension plan of the Company's United Kingdom subsidiary is the Company's only defined benefit post-retirement plan. Except as described in the following sentence, SFAS No. 132-R is effective for foreign pension plans for fiscal years ending after June 15, 2004; after the effective date, restatement for some of the new disclosures is required for earlier annual periods. Some of the interim-period disclosures mandated by SFAS No. 132-R (such as the components of net periodic benefit cost, and certain key assumptions) are effective for foreign pension plans for quarters beginning after December 15, 2003; other interim-period disclosures will not be required for the Company until the first quarter of 2005. The interim-period disclosure requirements which became effective on January 1, 2004 were adopted by the Company on that date. The Company is presently evaluating the other effects of SFAS No. 132-R on its annual and interim-period financial statement disclosures.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

Note 2. Acquisitions and Divestitures

Proha/Legacy Artemis/Merger

        Goodwill of $30.7 million resulting from the acquisition of Legacy Artemis by Proha on August 24, 2000 was pushed down to the financial statements of Legacy Artemis, with a corresponding increase in additional paid-in capital. This goodwill represented the excess of the purchase price paid over the estimated fair value of tangible and identifiable intangible net assets acquired in business combinations. Identifiable intangible assets of $32.3 million resulting from the acquisition of the Company by Proha on August 24, 2000 were also pushed down to Legacy Artemis, with an offsetting increase in additional paid-in capital. Goodwill and intangible assets of $10.2 million and $7.7 million, respectively, were recorded during the nine months ended December 31, 2000 as a result of the contribution by Proha to the Company of Proha's interests in Projektihallinto Proha Oy, Enterprise Management Systems Sarl, Artemis International S.p.A., Solutions International SA, Artemis International Gmbh and Artemis International Sarl.

        At the date the Company was acquired by Proha, the Company had two projects in development: Release 5 of the Company's Views product line and Portfolio Director. Neither of these projects was considered to have reached technological feasibility at the acquisition date. Approximately $2.3 million of the purchase price consisted of in-process research and development existing at August 24, 2000, which was pushed down to Legacy Artemis financial statements and recorded as research and development expense for the nine months ended December 31, 2000.

Opus 360/Proha Merger

        As noted above, in April 2001, Opus360 and Proha entered into the Share Exchange Agreement, pursuant to which, upon completion of the transactions contemplated under such agreement, Opus360 exchanged 80% of its post-transaction outstanding common stock for all of the capital stock of Legacy Artemis, and 19.9% of two Finnish subsidiaries of Proha, Intellisoft OY and Accountor OY. As a result of the Share Exchange Transactions more fully described in Note 1, Proha owns 80% of the outstanding common stock of Artemis.

        The purchase price was determined using 80% of the market value (market capitalization) of Opus360's interest in the post-merger combined entity, based on the five day average closing share price of the Opus 360 common stock for the two days prior to, the day of, and the two days subsequent to the announcement and approval of the transaction, April 11, 2001. The assets acquired and liabilities assumed from Opus360, as the acquired entity, were recorded at their estimated fair values at July 31, 2001.

        The excess of the estimated fair values of the identifiable net assets over the purchase price was treated as negative goodwill, which was applied to reduce the value assigned to certain non-current assets.

Purchase Price Allocation
(in thousands, except per share data)
Outstanding shares prior to Share Exchange Transactions	1,994
Average closing price per share	$5.00

Market value	9,971
Percentage of shares issued to acquirer	80%

Market value issued to acquiror per Share Exchange Agreement	$7,977

Estimated fair value of net assets acquired	$19,224
Less market value issued to acquiror per Share Exchange Agreement	(7,977)

Excess of estimated fair value of net assets acquired over market value	11,247
Less acquisition costs	(747)

Negative goodwill allocated	$10,500

        In the opinion of management, the book value of Opus 360 liabilities and current assets acquired at July 31, 2001 represents estimated fair value as they are generally liquid in nature. The July 31, 2001 book value of purchased software approximates fair value because it was acquired from an unrelated party in May 2001. The July 31, 2001 estimated fair value of capitalized software (relating to completed technology) and other noncurrent assets was based on an independent valuation The third-party valuation firm also provided an opinion on the estimated fair value of the restricted common stock issued by Opus360; such value was used to measure the purchase price in the Share Exchange Transactions. Estimated fair value of net assets acquired principally consisted of the following:

July 31, 2001
(in thousands)
Cash	$13,555
Prepaid expenses and other current assets	1,269
Property, plant and equipment	7,631
Purchased software	2,036
Capitalized software	2,214
Other assets	782

Total assets	27,487
Current liabilities	(8,194)
Other liabilities	(69)

Net assets	$19,224

Purchase Price Allocation

        Negative goodwill of approximately $10.5 million has been allocated on a pro-rata basis to property and equipment ($6.3 million), purchased software ($1.5 million), capitalized software ($1.9 million) and other assets ($0.6 million).

Pro forma information

        The following unaudited pro forma condensed financial data combine the historical combined and consolidated statements of operations of Legacy Artemis and Opus360, giving effect to the Share Exchange Transactions using the purchase method of accounting. The historical statements of operations for Legacy Artemis and Opus360 have been adjusted to conform the pro-forma financial statement presentation of the combined companies. The pro forma combined condensed financial data for the years ended December 31, 2001 and 2000 reflect the transaction as if it had occurred on January 1, 2000.

	Year ended December 31,
	2001	2000
	(In thousands, except per share data) (unaudited)
Condensed combined statement of operations data:
Revenues	$69,372	$77,858

Net loss	(80,956)	(71,905)

Basic and diluted loss per common share	$(0.32)	$(0.29)

Sale of Accountor Oy

        In November 2002, the Company sold its 19.9% interest in Accountor Oy to Pretax Ltd, an unrelated party. Under the terms of the sale, the Company's gross proceeds were $0.8 million less transaction costs and purchase commitments (net of reimbursements) of approximately $0.1 million. The Company's investment in Accountor Oy was carried at less than $0.1 million at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.7 million on the sale of Accountor Oy. During 2003, subsequent events occurred that caused adjustments to the purchase price, as provided in the original agreements. The result is the Company's other income for the year ended December 31, 2003 includes a reduction of $0.1 million of the 2002 pretax gain on the sale of Accountor Oy. The final pretax gain on the sale of Accountor Oy is $0.6 million.

Sale of ABC Technologies—France

        In December 2002, the Company sold its interest in ABC Technologies—France to an unrelated party. Under the terms of the sale, the Company collected proceeds of approximately $0.3 million in 2003. Based in Paris, France, ABC Technologies—France was managed by Artemis' French subsidiary. The Company's investment in ABC Technologies was carried at approximately zero at the time of sale. Accordingly, the Company's other income for the year ended December 31, 2002 includes a pretax gain of $0.3 million on the sale of ABC Technologies—France. Based on achieving certain milestones, an additional $0.1 million of contingent consideration was recorded during the year ended December 31, 2003.

Sale of Assets of Software Productivity Research

        In October 2003, the Company entered into an asset purchase agreement for the sale of its Software Productivity Research ("SPR") operations. Total consideration received for the sale of SPR, including liabilities assumed by the buyer, was $0.4 million.

Note 3. Trade Accounts Receivable

        At December 31, 2003, 2002 and 2001, the breakdown of trade accounts receivable was as follows:

	December 31,
	2003	2002	2001
	(in thousands)
Americas	$1,938	$3,354	$1,633
EMEA	10,101	9,477	7,557
Japan	1,383	1,483	1,884
Asia	206	279	391

Total trade receivables, net	$13,628	$14,593	$11,465

        Changes in the allowance for doubtful accounts receivable were as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Beginning balance	$(296)	$(223)	$(138)
Provision for doubtful accounts receivable	(79)	(157)	(140)
Write-offs	76	84	55

Ending balance	$(299)	$(296)	$(223)

Note 4. Property and Equipment

        Property and equipment consist of the following:

	December 31,
	2003	2002	2001
	(in thousands)
Computer hardware	$5,402	$5,968	$5,452
Computer software	1,615	1,442	1,598
Leasehold improvements	336	341	354
Furniture and fixtures	1,255	964	409
Other	359	70	106

	8,967	8,785	7,919
Less accumulated depreciation and amortization	(7,775)	(7,197)	(5,194)

Total	$1,192	$1,588	$2,725

Note 5. Intangible Assets

        Identifiable intangible assets consist of the following:

	December 31,
	2003	2002	2001
	(in thousands)
Customer base	$9,163	$9,163	$9,163
Current technologies	5,592	5,592	5,592

	14,755	14,755	14,755
Less accumulated amortization	(8,235)	(4,118)	—

Total	$6,520	$10,637	$14,755

        Intangible assets are amortized on a straight-line basis over their expected useful lives of forty two months. During the fourth quarter of 2001, the Company evaluated the carrying values of its goodwill and identifiable intangible assets. An impairment charge of $43.4 million was recorded in the year ended December 31, 2001. Specifically, the significant decline in business activity generally and in software license revenues following the terrorist attacks on New York City and Washington, DC, as well as the Company's fourth quarter operating and cash flow losses, required an adjustment to the carrying value of long-lived assets. Using discounted cash flow projections of expected returns from these assets, the Company determined that the carrying value of its goodwill and identifiable intangible assets should be reduced to approximately $14.8 million. During the years ended December 31, 2003, 2002 and 2001 approximately $4.1 million, $4.1 million, and $18.8 million, respectively, of goodwill and intangible assets was amortized. Amortization expense incurred in 2001 was prior to the aforementioned impairment of intangible assets in December 2001. Effective January 1, 2002, the Company established a new cost basis for its intangible assets in accordance with SFAS No. 144, and began amortization of such assets over management's new estimated useful economic life of forty-two months. Accordingly, the pre-January 1, 2002 accumulated amortization has been excluded from the table in the preceding paragraph.

        The Company's proprietary products are not protected by patents. However, to protect the Company's intellectual property rights, the Company licenses its software products and requires its customers to enter into license agreements that impose restrictions on their ability to utilize the software or transfer the software to other users. Additionally, the Company seeks to avoid disclosure of its trade secrets through a number of means, including, but not limited to, requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company and restricting access to the Company's source code. In addition, the Company protects its software, documentation, templates and other written materials under trademark, trade secret and copyright laws. Even with all of these efforts, there can be no assurance that such precautions will provide meaningful protection from competition or that competitors will not independently be able to develop similar technology. If, in the future, litigation is necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, or to determine the validity and scope of the proprietary rights of others, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and/or financial condition. As a result, ultimately, the Company may be unable, for financial or other reasons, to enforce its rights under the various intellectual property laws as described above. In addition, the laws of certain countries in which the Company's products are or may be licensed may not protect the Company's products and intellectual property rights to the same extent as laws of the United States.

        The Company believes that its products do not infringe upon any valid existing proprietary rights of third parties.

Note 6. Debt

        In June 2003, the Company paid off its Note Payable and line of credit with Wells Fargo Foothill ("Foothill") and declined the option to extend the underlying Loan and Security Agreement with Foothill. At December 31, 2003 and 2002, the note payable to Foothill was zero and $0.7 million, respectively.

        In August 2003, the Company agreed to issue a convertible note to Laurus Master Fund, Ltd. ("Laurus") who has extended a revolving line of credit for up to $5 million (the "Laurus Note") to the Company. At December 31, 2003, the Laurus Note bore interest at a rate of 5%. The Laurus Note has a three-year renewable term. Borrowings under the Laurus Note are secured by an interest in the Company's US and United Kingdom eligible accounts receivable, equipment, general intangibles (excluding intellectual property rights), inventories, negotiable collateral, and any other assets that come into the possession of the Company. Borrowings under the line of credit are subject to maintenance of certain covenants including minimum current ratio, tangible net worth, trailing twelve month Earnings Before Interest, Taxes, Depreciation and Amortization, coverage of interest and principal payments and capital expenditure limitations.

        See Note 19 for additional information regarding the Laurus Note.

        Interest paid for the year ended 2003, 2002 and 2001 was approximately $0.1 million, $0.2 million and $0.8 million, respectively.

	December 31,
	2003	2002	2001
	(in thousands)
Liability to Foothill Capital Corporation.	$—	$683	$1,766
Note payable to Proha. Interest rate of 4% annually which is payable on demand.	177	130	423
Finland government installment loans, average effective interest rate of 2.3%, 3.6% and 4.2% for 2003, 2002 and 2001, respectively, payable through September 25, 2006.	365	245	161
Bank Societe Generale term loan due through December 31, 2003, average effective interest rate of 4.0% for 2002 and 4.3% for 2001.	56	127	173
Other long-term liabilities	78	—	95

	$676	$1,185	$2,618
Less current portion of long term debt	(352)	(950)	(1,245)

Long term debt, less current portion	$324	$235	$1,373

Note 7. Commitments

        The Company leases certain facilities and equipment under non-cancelable operating lease agreements. Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $3.9 million, $4.2 million and $3.2 million, respectively.

        Future minimum rental commitments for the above operating leases are as follows:

Year ending December 31,	(in thousands)
2004	$3,136
2005	2,783
2006	1,611
2007	159
2008 & Therefter	38

Total	$7,727

        Subsequent to year-end, the Company announced the replacement of its CEO and president. The Company is currently engaged in additional restructuring activities to reduce the corporate infrastructure, streamline the business operations and reorganize product operations. On February 29, 2004, the Company accrued approximately $323,000 in severance and other expenses related to the actions described above.

        The Company has employment agreements and arrangements with its executive officers and certain other key employees. The agreements generally continue until terminated by the executive or the Company, and provide for severance payments, bonuses or other benefits under certain circumstances.

Note 8. Loss Per Common Share

        The following table sets forth the computation of basic and diluted loss per common share:

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Numerator:
Net loss	$(7,891)	$(3,948)	$(59,764)

Denominator:
Weighted average outstanding shares of common stock	9,965	9,965	8,816
Dilutive effect of stock options and warrants	—	—	—

Common stock and equivalents	9,965	9,965	8,816

Loss per common share
Basic	$(0.79)	$(0.40)	$(6.78)

Diluted	$(0.79)	$(0.40)	$(6.78)

        Diluted loss per common share for the years ended December 31, 2003, 2002 and 2001 does not include the effect of stock options and warrants (see Note 15) since their effect would be anti-dilutive. Options and warrants outstanding at December 31, 2003, 2002 and 2001 approximated 1.2 million, 1.3 million and 630,000, respectively.

Note 9. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees. Employees may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were zero during the years ended December 31, 2003 and 2002 and $0.1 million during the year ended December 31, 2001.

        The Company also has a defined benefit pension plan covering the employees of its United Kingdom subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the years ended December 31, 2003, 2002 and 2001 were $0.2 million, $0.2 million and $0.1 million, respectively.

        Net defined benefit pension cost included the following components:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Service cost (benefits earned during the year)	$191	$162	$180
Interest cost on projected benefit obligation	388	322	320
Expected return on plan assets	(311)	(351)	(374)
Amortization of unrecognized actuarial net loss	117	—	—

	$385	$133	$126

        Other pension data follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Change in Benefit Obligation
Benefit obligation at beginning of year	$6,281	$5,022	$5,399
Effect of changes in foreign currency exchange rate	731	599	(159)
Service cost	191	162	180
Interest cost	388	322	320
Plan participants' contributions	107	94	120
Actuarial loss (gain)	1,030	197	(808)
Benefits paid, net *	207	(115)	(30)

Benefit obligation at end of year	$8,935	$6,281	$5,022

Change in Plan Assets
Fair value of plan assets at beginning of year	$4,108	4,405	4,698
Effect of changes in foreign currency exchange rate	445	498	(139)
Actual return on plan assets	949	(975)	(393)
Employer contribution	249	200	149
Plan participants' contributions	107	94	120
Benefits paid, net *	207	(114)	(30)

Fair value of plan assets at end of year	$6,065	$4,108	$4,405

*
Benefits paid are net of transfers from other pension arrangements.

	December 31,
	2003	2002	2001
	(in thousands)
Reconciliation of Funded Status
Excess of benefit obligation over fair value of plan assets	$(2,870)	$(2,172)	$(617)
Unrecognized prior service cost	—	—	—
Unrecognized net actuarial loss	2,270	1,796	262

Accrued pension benefit cost	$(600)	$(376)	$(355)

        The primary actuarial assumptions used in determining the above pension benefit obligation amounts were as follows:

	For the years ended December 31,
	2003	2002	2001
Discount Rate	5%	6%	6%
Increase in Future Compensation	5%	4%	5%
Annual Rate of Return on Plan Assets	7%	7%	8%

        As permitted by SFAS No. 87, Employers' Accounting for Pensions, actuarial gains and losses are generally not amortized to pension expense in the period in which they arise when the gain/loss is not yet included in the market-related value of plan assets. GAAP allows such deferral accounting in any period in which the beginning-of-the-year unrecognized actuarial net gain or loss does not exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets.

        For the years ended December 31, 2002 and 2001, the Company's defined benefit pension plan was eligible for the deferral accounting described in the preceding paragraph. Thus pension expense for such years does not include any amortization of the actuarial net change in the market-related value of plan assets.

        The accounting for the Company's defined benefit pension plan described above (the "pension plan") is governed by SFAS No. 87. This pronouncement requires that an additional minimum liability (as defined) be recorded when certain conditions are met at the balance sheet date. Since the Company's unrecognized prior service cost was nil at December 31, 2002 and 2003, such liability must be charged directly to stockholders' equity/deficit as a component of other comprehensive income or loss. Management has recently determined that the Company did not reflect such liability in the 2002 consolidated financial statements included in its December 31, 2003 Form 10-K filed with the SEC on March 30, 2004. The accompanying December 31, 2002 consolidated balance sheet and the consolidated statement of stockholders' equity and comprehensive loss for the year then ended have been restated to reflect an additional minimum pension liability of approximately $1,060,000. This adjustment did not affect the previously reported net loss for either of the two years in the period ended December 31, 2003. The change in such liability from December 31, 2002 to December 31, 2003 (as reported by the independent actuary) is not material; accordingly, no adjustment of the Company's previously issued 2003 consolidated financial statements has been reflected.

        The Company has also revised certain disclosures in the above tables relating to (a) the funded status of the pension plan and (b) the December 31, 2003 fair value of the pension plan's assets. The differences principally resulted from the combination of a mathematical error and misapplication of certain financial-statement disclosure requirements. Since the related amounts were properly reported in the previously issued financial statements, the amended disclosures described in this paragraph did not effect the accompanying consolidated financial statements.

Note 10. Income Taxes

        The components of the income tax expense (benefit) are presented below:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Current	$648	$226	$702
Deferred taxes	(349)	254	(10,372)

Total expense (benefit)	$299	$480	$(9,670)

        For the year ended December 31, 2003, current income tax expense consists of approximately $0.7 million of foreign expense and approximately $0.4 million of state benefits. The difference between the total expected tax (benefit) using the federal statutory rate of 34% and the actual tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 is accounted for as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Expected federal income tax benefit at statutory rate of 34%	$(2,581)	$(1,179)	$(23,460)
Effect of permanent differences	(95)	1,447	11,550
State income tax expense (net of federal benefit)	24	133	(1,248)
Acquired temporary differences	—	—	(6,646)
Other	(344)	539	489
Change in valuation allowance	3,295	(611)	9,380
Foreign tax differential	—	151	265

Income tax expense (benefit)	$299	$480	$(9,670)

        Loss before income taxes and minority interest is analyzed as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Domestic	$(7,654)	$(2,276)	$(63,325)
Foreign	62	(1,192)	(6,204)

Total loss before income taxes and minority interest	$(7,592)	$(3,468)	$(69,529)

        The components of the net accumulated deferred income tax assets/(liabilities) as of December 31, 2003, 2002 and 2001 are as follows:

	December 31,
	2003	2002	2001
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$9,035	$7,099	$8,849
Stock option expense	2,129	2,129	2,129
Expenses based on issue of stock options	752	752	752
Accumulated depreciation and amortization	—	2,000	2,142
Allowance for doubtful accounts	27	118	449
Accrued expenses	315	401	349

	12,258	12,499	14,670
Deferred tax liabilities:	(380)	(4,236)	(5,543)

Subtotal	11,878	8,263	9,127
Valuation allowance	(12,358)	(9,063)	(9,674)

Net deferred tax liability	$(480)	$(800)	$(547)

        The components of deferred tax liabilities at December 31, 2003, 2002 and 2001 relate primarily to the recording of non-deductible identifiable intangible assets from the acquisition of Legacy Artemis by

Proha in August 2000 and the contribution of businesses to Legacy Artemis by Proha in December 2000.

        Income taxes paid for the years ended December 31, 2003, 2002 and 2001 were less than $0.1 million for each year. The Company has a U.S. federal tax net operating loss carryforward ("NOL") of approximately $23 million at December 31, 2003 that begins expiring in 2009 and U.S. state NOL's with expiration dates ranging from five to 20 years. Foreign NOL's that may be allowed under the tax laws in applicable foreign countries are not significant.

        The utilization of some or all of the domestic NOL's may be severely restricted now or in the future by the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended. In addition, utilization of the Company's California NOLs for years beginning in 2002 and 2003 has been suspended under state law.

Note 11: Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility for such items. The Company has redesigned its management responsibilities in early 2004 to cover four geographic areas: Americas, EMEA (Europe, Middle East, and Africa), Japan, and Asia. Each geographic area is managed by an executive vice president of the Company. The following table presents information about the Company's operations by geographic area for each of the years ended December 31, 2003, 2002 and 2001:

  Twelve Months Ended December 31, 2003

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$2,652	$9,009	$1,157	$468	$13,286
Support	5,275	9,241	1,751	301	16,568
Services	7,715	16,173	3,165	384	27,437

Total revenue	15,642	34,423	6,073	1,153	57,291

Cost of revenue:
Software	134	369	149	25	677
Support	1,577	2,892	522	111	5,102
Services	5,246	12,968	1,718	318	20,250

Total cost of revenue	6,957	16,229	2,389	454	26,029
Gross margin	8,685	18,194	3,684	699	31,262

Operating income (loss)	$(10,265)	$1,047	$1,374	$(248)	$(8,092)

  Twelve Months Ended December 31, 2002

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$3,746	$9,332	$1,612	$380	$15,070
Support	5,726	8,027	1,733	204	15,690
Services	18,602	15,281	2,990	1,031	37,904

Total revenue	28,074	32,640	6,335	1,615	68,664

Cost of revenue:
Software	228	1,183	305	18	1,734
Support	1,901	3,122	1,360	6	6,389
Services	11,454	10,795	2,294	44	24,587

Total cost of revenue	13,583	15,100	3,959	68	32,710
Gross margin	14,491	17,540	2,376	1,547	35,954

Operating income (loss)	$(6,155)	$1,774	$328	$307	$(3,746)

  Twelve Months Ended December 31, 2001

	Americas	EMEA	Japan	Asia	Total
	(in thousands)
Revenue:
Software	$3,795	$9,094	$1,875	$341	$15,105
Support	5,814	7,648	1,907	143	15,512
Services	16,974	15,437	3,465	1,153	37,029

Total revenue	26,583	32,179	7,247	1,637	67,646

Cost of revenue:
Software	179	1,515	767	61	2,522
Support	2,195	2,945	1,586	(21)	6,705
Services	10,339	10,833	2,273	425	23,870

Total cost of revenue	12,713	15,293	4,626	465	33,097
Gross margin	13,870	16,886	2,621	1,172	34,549

Operating income (loss)	$(63,680)	$(2,172)	$62	$(693)	$(66,483)

          Identifiable assets are assigned by region based upon management responsibility for such items. The following table presents information about the Company's identifiable assets by geographic region:

	December 31,
	2003	2002	2001
	(in thousands)
Americas	$10,477	$19,366	$22,200
EMEA	15,929	16,342	12,659
Japan	2,160	2,313	2,721
Asia	494	984	990

Consolidated	$29,060	$39,005	$38,570

See Note 13 for disclosures regarding major customers.

Note 12. Other Related Party Transactions

        At December 31, 2003 and 2002, the Company had no other receivables due from Proha and in 2001 had $0.2 million due from Proha, which owns approximately 80% of the Company's outstanding common stock. At December 31, 2003 and 2002, the Company had other payables to Proha of $0.2 million and $0.1 million, respectively.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and a security interest in all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agreed to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

        During 2002, Artemis Finland incurred $309,000 in fees for certain business consulting, legal and accounting services provided by Proha. In 2001, Artemis Finland incurred a general management fee of $395,000 for management services provided by Proha.

        Additionally, Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office Allocation Charge was $341,000, $290,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Accountor Oy, a provider of accounting and payroll services, which was owned by Proha (80.1%) and Artemis (19.9%) through November 2002 until its sale to an unrelated party, is providing certain bookkeeping, payroll and reporting services ("Service Charge") to Artemis Finland. The Service Charge was $80,000, $82,000 and $93,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $254,000, $354,000 and $238,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $229,000, $340,000 and $505,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Tesnet Group Oy (formerly Intellitest International Oy), a company partially owned by Proha (35%), provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $225,000, $219,000 and $265,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $47,000, $129,000 and $0 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha (63%). Artemis Finland has charged $0, $17,000 and $0 to ProCountor for such software development services for the years ended December 31, 2003, 2002 and 2001, respectively. ProCountor has also provided certain software development services to Artemis Finland Oy during year 2003 and charged a fee for use of a web-based travel and expense claims program of $11,000 for the year ended December 2003.

        Artemis Finland cooperated with Futura One Oy, a company majority owned by Proha (51%). Artemis Finland has charged $0, $17,000 and $26,000 to Futura One for such software development services for the years ended December 31, 2003, 2002 and 2001, respectively. Artemis Finland has also charged $2,000 to Futura One for accounting services for the year ended December 31, 2003.

        At December 31, 2003, 2002 and 2001, the Company maintained the following equity holdings in joint ventures, which are accounted for under the equity method, with the exception of Scandinavia and the Netherlands, which are accounted for under the cost method. The Company records its equity interest in losses first to the investment balance, then against loans or advances receivable.

		At December 31, 2003			For The Year Ended December 31, 2003
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$3,871	$189	$5,170	$59
Metier Plancon BV	11.8%	121	620	81	2,900	(65)
DA Management Solutions	29.0%	4	—	—	—	—
Intellisoft Oy	19.9%	—	230	—	1,169	(44)
Changepoint France	40.0%	711	816	—	572	(268)
Other Distributors	0%	—	—	74	—	—

		$880	$5,537	$344	$9,811	$(318)

		At December 31, 2002			For The Year Ended December 31, 2002
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$4,081	$221	$3,783	$79
Metier International Holdings BV (Holland)	19.0%	121	960	58	3,356	—
Accountor Oy (See note 2) & Intellisoft Oy	19.9%	—	714	—	1,011	(107)
DA Management Solutions	29.0%	4	—	—	—	—
Changepoint France	40.0%	204	909	—	660	(364)
Other Distributors	0%	—	—	143	—	—

		$373	$6,664	$422	$8,810	$(392)

		At December 31, 2001			For The Year Ended December 31, 2001
	Percent Held	Investment	Total Investee Assets	Artemis Receivable	Total Investee Revenue	Equity in Net Income (Loss)
		(in thousands)
Metier Scandinavia AS (Norway)	9.9%	$44	$3,536	$233	$3,035	$41
Metier International Holdings BV (Holland)	19.0%	121	1,325	89	3,517	21
Accountor Oy & Intellisoft Oy	19.9%	168	1,671	—	5,222	(79)
DA Management Solutions	29.0%	4	—	—
Changepoint France	40.0%	—	763	394	626	(345)
Other Distributors	0%		—	353	—	—

		$337	$7,295	$1,069	$12,400	$(362)

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint own 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. Management is considering exercising the put option to sell the Company's 40% interest in Changepoint France to Changepoint for an amount equal to its investment in Changepoint France. As of December 31, 2003 the total investment, including advances due to Artemis France is approximately $1.7 million. The above December 31, 2003 table excludes the Company's advances to Changepoint France.

        The Company has restated its comprehensive loss for the year ended December 31, 2003 to reduce it by approximately $357,000 in order to correct the foreign currency translation adjustment relating to its investment in Changepoint France. Such adjustment did not affect the previously reported net loss for any year presented in the accompanying consolidated statements of operations.

Note 13. Concentration of Credit Risk

        During the years ended December 31, 2003, 2002 and 2001, one client, Lockheed Martin Corporation, accounted for approximately $5.7 million (about 10%), $12.3 million (about 18%) and

$8.1 million (about 12%), respectively, of consolidated revenue. Substantially all of this revenue was generated in the United States.

	2003	2002	2001
	(in thousands)
Americas	$1,938	$3,354	$1,633
EMEA	10,101	9,477	7,557
Japan	1,383	1,483	1,884
Asia	206	279	391

Total trade receivables, net	$13,628	$14,593	$11,465

        The Company generally does not require collateral from its customers.

Note 14. Stockholders' Equity

        Proha contributed various subsidiaries, valued at $0.4 million to Legacy Artemis on January 3, 2001. During the year ended December 31, 2001, Proha cancelled shares it had issued to Legacy Artemis, resulting in a decrease of approximately $2.8 million in additional paid in capital.

        On July 31, 2001, the date Opus360 was acquired by Legacy Artemis, Opus360 had approximately 2 million shares of common stock outstanding. Stockholders' equity has been retroactively restated to reflect the shares issued by Opus360 in connection with the Share Exchange Agreement (See Note 1). The retroactively restated shares reflect the combined amount of shares issued to Proha in connection with both the first tranche of approximately 3.0 million shares and the second tranche of approximately 5 million shares totaling approximately 8.0 million shares. The shares newly issued by Opus360 were valued at approximately $8.0 million and represented the purchase price.

        The Company's aggregate common shares outstanding on a retroactively restated basis at December 31, 2003 of approximately 10 million includes the historical Opus360 2.0 million shares and the additional Opus360 shares issued in connection with the acquisition. (See Notes 1 and 2.)

        During the year ended December 31, 2002 the Company recovered certain notes and accounts receivable, carried at approximately $0.6 million, which had been written off prior to the Company's reverse merger transaction. Since the recovered amounts had not been included in the calculation of net assets in conjunction with the original accounting for the merger, the recoveries were recorded as adjustments to the Company's additional paid in capital.

        During the year ended December 31, 2003 the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with Laurus; see Note 19. These warrants resulted in an increase in additional paid in capital of $0.2 million.

Note 15. Stock Options and Warrants:

Stock Options

        The Company has granted options to purchase the Company's restricted common stock under various plans to employees and directors. All stock option plans are administered by the Compensation Committee of the Board of Directors, which determines the terms of the options granted, including the exercise price, the number of shares subject to option, and the vesting period. Options generally vest over terms of three to five years and have a maximum life of ten years.

        The stock option plans adopted by Opus360 prior to the consummation of the Share Exchange Transactions, and the related stock options continue in full force and effect. Even though Legacy Artemis is the acquiror for accounting purposes in the Share Exchange Transactions, Opus360 as a legal entity survived the consummation of such transaction. Options granted under Opus 360 plans are redeemable in the common stock of Artemis. The following description of the Company's stock option plans reflects the stock option plans of Opus 360 and Legacy Artemis prior to the merger, and the status of the following plans after July 31, 2001.

  •
  The 1998 Stock Option Plan (the "1998 Plan") provided for the issuance of 0.2 million options. Options granted, exercised or cancelled under the plan are 0.2 million, 35,500 and 0.2 million, respectively, leaving approximately 0.2 million options available under the plan and 40,000 outstanding as of December 31, 2003. As options become available due to cancellation and forfeiture, they are added to the pool of options available for grant under the 2000 Stock Option Plan.

  •
  The 2000 Stock Option Plan (the "2000 Plan") provides for the granting of incentive and non-qualified stock options to employees, board members and advisors. When the 2000 Plan was adopted in March of 2000 it provided for the issuance of 0.3 million options. However, the 2000 Plan includes scheduled increases in options available for grant equal to 5% of the Company's outstanding common stock to a maximum of 1.2 million options. On January 1, 2003 the 2000 Plan reached the maximum of 1.2 million options available for grant. In addition, 0.2 million options granted under the 1998 Plan and subsequently cancelled are available for grant under the 2000 Plan. Options granted, exercised and cancelled under the 2000 Plan are 0, 619 and 360,000 respectively, leaving 460,000 options available under the 2000 Plan, including the cancelled 1998 Plan options, and approximately 900,000 options outstanding as of December 31, 2003.

  •
  The 2000 Non-Employee Directors' Plan (the "Non-Employee Directors Plan") provides for automatic, non-discretionary grants of up to 45,000 non-qualified stock options to non-employee board members. Approximately 1,000 options have been cancelled and 41,000 options granted under the Non-Employee Directors Plan remain outstanding at December 31, 2003.

  •
  The Company assumed non-qualified stock options granted to certain key former employees of Opus360. Approximately 47,000 of these stock options with an exercise price of $250 are outstanding and exercisable as of December 31, 2003. The options are exercisable until February 2010.

  •
  The Company also assumed non-qualified stock options granted to other employees of Opus360 who became Artemis employees after the Share Exchange Transactions. At December 31, 2003, approximately 4,000 of the options with a weighted average exercise price of $146.25 remained outstanding.

Warrants

        There were 127,588 warrants to purchase Company common stock outstanding and exercisable at December 31, 2003. Of those, 125,000 warrants, with exercise prices of $3.41, $4.10, and $4.78 per share, respectively were issued to Laurus (see Note 19). The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock for the respecting exercise prices stated above. The warrant exercise prices and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends. The term of the warrants is ten years. The exercise prices of the remaining warrants range from $20.75 to $46.25 and they expire in 2004 through 2006.

        The following tables summarize information concerning outstanding options and warrants at December 31, 2003:

	Stock Options and Warrants	Weighted Average Exercise Price
	(In thousands)
Outstanding at December 31, 2001	630	$71.01
Granted	836	1.43
Exercised	—	—
Cancelled	(156)	51.49

Outstanding at December 31, 2002	1,310	28.88
Granted	125	3.95
Exercised	(3)	1.50
Cancelled	(263)	19.37

Outstanding at December 31, 2003	1,169	28.33

Exercisable at December 31, 2001	413

Exercisable at December 31, 2002	466

Exercisable at December 31, 2003	712

		Options and Warrants Outstanding			Options and Warrants Exercisable
Range of Exercise Prices		Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
		(In thousands)			(In thousands)
$—	$27.50	1,016	5.4	$2.24	561	$2.90
27.50	55.00	3	4.7	39.19	3	39.14
55.00	82.50	8	6.7	70.89	7	71.76
82.50	110.00	36	6.6	94.40	36	94.40
110.00	137.50	3	6.4	123.50	3	123.50
220.00	247.50	9	6.2	227.75	8	227.75
247.50	275.00	94	6.1	260.19	94	260.23

		1,169	5.5	28.33	712	45.37

Note 16. Contingencies/Litigation

        As previously reported, on April 6, 2001, a putative class action lawsuit captioned Charles Bland vs. Opus360 Corporation, et al., 01 Civ. 2938, was filed in the United States District Court for the Southern District of New York (the "Court"). Ten similar putative class actions also were filed in the Court. By Order dated August 10, 2001, the Court consolidated all eleven actions, and on September 24, 2001, the plaintiff served a consolidated amended class action complaint (the "Amended Complaint"). The Amended Complaint was brought on behalf of all persons who acquired securities of the Company between April 7, 2000, and March 20, 2001. Named as defendants in the Amended Complaint were the Company, ten current and former officers and directors of the Company, the underwriters of the Company's initial public offering ("IPO") and two shareholders who sold stock in a secondary offering concurrent with the IPO. The Amended Complaint alleged that, among other things, the plaintiff and members of the proposed class were damaged when they acquired securities of the Company because false and misleading information and material omissions in the registration statement relating to the IPO and the secondary offering caused the price of the Company's securities to be artificially inflated. The Amended Complaint asserted violations of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. Damages in unspecified amounts and certain rescission rights were sought.

        In October 2001, the Company and all other defendants filed motions to dismiss the Amended Complaint. By Opinion and Order dated October 2, 2002, the Court granted all of the motions and dismissed the Amended Complaint, but granted plaintiffs leave to serve a second consolidated amended class action complaint (the "Second Amended Complaint"). On October 30, 2002, plaintiffs served their Second Amended Complaint, which contained allegations similar to those in the Amended Complaint. The defendants, including the Company, moved to dismiss the Second Amended Complaint on December 31, 2002. Before the motion was heard, the parties reached an agreement in principle to settle all claims asserted and any claims that could have been asserted in this litigation.

        On June 18, 2003 the Company announced that it had signed an agreement for the settlement and release of all claims against Artemis and those certain officers and directors and the underwriters in the Second Amended Complaint. The Court approved the settlement on October 10, 2003. The settlement became final on November 12, 2003. The Company's insurer covered substantially all of the $550,000 in total settlement costs. The settlement should in no event be construed or deemed to be evidence of or an admission or concession on the part of the Company or any individually named defendant officer and director with respect to any claim of any fault or liability or wrongdoing or damage whatsoever.

Note 17. Quarterly Financial Data (Unaudited)

        The following table sets forth certain unaudited quarterly consolidated financial data for each of the eight quarters in the two-year period ended December 31, 2003. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Dec. 31 2003	Sept. 30 2003	Jun. 30 2003	Mar. 31 2003
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$13,961	$13,667	$13,468	$16,195
Operating loss	(1,949)	(1,639)	(3,669)	(835)
Net loss	(1,605)	(1,376)	(4,002)	(908)
Basic loss per common share:	(0.16)	(0.14)	(0.40)	(0.09)
Shares used in computing basic and diluted loss per common share	9,965	9,965	9,965	9,965

	Quarter Ended
	Dec. 31 2002	Sept. 30 2002	Jun. 30 2002	Mar. 31 2002
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$19,546	$15,790	$17,592	$15,736
Operating income (loss)	16	(1,788)	(334)	(1,640)
Net income (loss)	554	(1,786)	(603)	(2,113)
Basic earnings (loss) per common share:	0.06	(0.18)	(0.06)	(0.21)
Shares used in computing basic and diluted earnings (loss) per common share	9,965	9,965	9,965	9,965

Note 18. Report on Audit of the Company's December 31, 2001 Financial Statements

        On January 28, 2003, the Company dismissed its independent accountants, KPMG LLP ("KPMG"), and engaged the services of Squar Milner Reehl & Williamson LLP ("Squar Milner") as the Company's new independent accountants for its fiscal year ended December 31, 2002. The Audit Committee of the Company's Board of Directors approved the dismissal of KPMG and the appointment of Squar Milner. The dismissal was not due to a difference of opinion with respect to any accounting principles or practices, financial statement disclosures, audit scope or audit procedure. Rather, KPMG was dismissed because fees charged to the Company were considered excessive and the level of service provided to the Company was considered unsatisfactory.

        KPMG subsequently informed management that it would not authorize the Company to include KPMG's audit report on the Company's 2001 financial statements in the Company's annual report on Form 10-K for 2002. In response, management labeled all 2001 financial statements and related data included in its December 31, 2002 Form 10-K as "unaudited." In addition, management engaged Squar Milner to"re-audit" the Company's December 31, 2001 consolidated financial statements. While the re-audit by Squar Milner of the Company's December 31, 2001 consolidated financial statements is now complete, the Company has decided not to file an amendment to its December 31, 2002 Form 10-K as previously disclosed, which would require obtaining the consents of certain predecessor auditors to re-issue their audit reports on the Company's financial statements for the year ended December 31, 2000. The Company has not obtained such consents, and instead has included all relevant 2001 financial information in its annual report on Form 10-K for the year ended December 31, 2003. Publishing this information in such report allows the Company both to file expeditiously and make public the most current financial information, and to maximize the Company's limited staffing and financial resources.

Note 19. Long-Term Debt and Revolving Credit Facility

        In June 2003, the Company paid off its Note Payable and Line of Credit held with Foothill and declined the option to extend the underlying Loan and Security Agreement with Foothill.

        On June 30, 2003, the Company obtained a bridge loan of $3.5 million from Proha, accruing interest at 4.75% per annum, which was fully repaid by the Company during the quarter ended September 30, 2003.

        On August 14, 2003, the Company entered into a Security Agreement, Secured Convertible Note, Registration Rights Agreement and Common Stock Purchase Warrant, with Laurus. Such agreements were filed with the SEC under cover of Form 8-K dated August 15, 2003. Pursuant to the agreements, the Company received a $5.0 million revolving credit facility in the form of a three-year Convertible Note secured by a security interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the revolving credit facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. Advances on the Convertible Note may be repaid at the Company's option, in cash or through the issuance of the Company's shares of restricted common stock. For the first six months, the Convertible Note will bear interest at a rate equal to the greater of (i) the Prime Rate (as defined) plus three quarters of a percent, or (ii) 5% per annum. Thereafter, the interest rate will be the Prime Rate less zero to 1,250 basis points depending on the average fair market value (as defined) of the Company's common stock. In addition, the Company is required to pay a collateral management payment of 0.075% of the average aggregate outstanding balance during the month plus an unused line payment of 0.40% per annum. The Laurus credit facility automatically renews every three years unless cancelled by the Company or Laurus. An early termination fee of up to $100,000 will be payable if the facility is terminated prior to August 13, 2006. The facility also provides the Company the flexibility to access additional funds above what is available based upon eligible trade accounts receivable ("Overadvances"). Overadvances accrue interest at a rate of 0.25% per month. At December 31, 2003, the outstanding balance under the revolving credit facility was $3.5 million, of which approximately $2.1 million is considered Overadvances. The net proceeds were used to repay a bridge loan provided by Proha and for general working capital needs.

        On August 20, 2003 and September 29, 2003, the Company received waiver letters from Laurus extending the Overadvance through November 28, 2003, in exchange for $63,000 in cash. On December 2, 2003, the Company agreed with Laurus to further extend the Overadvances through February 28, 2004, in exchange for amending the Secured Convertible Note as described further below. The Company has not repaid the Overadvances on the due date and is currently in discussion with Laurus to further extend such Overadvances.

        Under the original agreements, Laurus has the right to convert all or any portion of the outstanding principal amount and/or accrued interest and fees due and payable into shares of the Company's restricted common stock at a conversion price of $2.73 per share (the Fixed Conversion Price). The Fixed Conversion Price may only be adjusted upwards and upon certain conditions. Conversion rights limit Laurus' beneficial ownership in the Company to 2.5%. If the Company's common stock trades on a principal market at a price greater than $3.14 or 115% of the Fixed Conversion Price for at least eleven consecutive trading days, the Company has the option to require conversion of all or a portion of the outstanding principal amount and/or accrued interest and fees due at the Fixed Conversion Price. This right is subject to certain trading volume limitations and the 2.5% beneficial ownership limitation noted above. The Fixed Conversion Price is subject to anti-dilution adjustments for stock splits, combinations and dividends.

        On December 2, 2003, the Company amended the Secured Convertible Note ("Amendment No.1") in exchange for extending the time to repay the Overadvances through February 28, 2004. Under Amendment No.1 the Company waived the Fixed Conversion Price at which Laurus can convert the debt to receive the first 190,000 shares of common stock, setting the conversion price to $1.45 per share and resetting the fixed conversion price for conversion thereafter to $1.81 per share.

        Also under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's restricted common stock, which may be issued as described herein. The Company is currently seeking a waiver from Laurus to extend such filing date, and may incur liquidated damages (maximum: 2% of the original principal amount of $5 million for each thirty-day period beyond the contractual deadline) as a result of the delinquent filing of such registration statement. Because of this technical default, the Company has reported its entire $3.5 million indebtedness to Laurus as a current liability at December 31, 2003. If and when an appropriate waiver is received from Laurus, such liability will be re-classified as long-term; the contractual due date is August 2006.

        In conjunction with the original transaction, Laurus was paid a fee of $175,000 and received a ten-year transferable warrant to purchase 125,000 shares of the Company's restricted common stock. The estimated fair value of the warrant of approximately $237,000 has been treated as additional interest expense and is being amortized over the three-year life of the revolving credit facility, unless sooner terminated. The fair value of the warrant was estimated based on the following assumptions: expected volatility: 272%; dividends: zero; risk free interest rate: 2.6%; and expected life of the warrant: 5 years. The warrant permits Laurus to purchase up to 50,000, 50,000, and 25,000 shares of the Company's restricted common stock at exercise prices of $3.41, $4.10, and $4.78 per share, respectively. The warrant exercise price and the number of shares underlying the warrant are subject to anti-dilution adjustments for stock splits, combinations and dividends. Loan proceeds have been allocated to the Laurus warrant using the relative fair value method of APB No. 14.

        On March 1, 2004, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan becomes due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha equal to the loan amount and security interest in substantially all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agrees to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of 90 days to provide additional collateral, if necessary, or repay the loan.

Note 20. Event Subsequent to the March 2, 2004 Date of the Report of the Independent Registered Public Accounting Firm (Unaudited)

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of convertible preferred stock. In connection with the private placement, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of restricted common stock.

        In addition, the Company issued to the Series A Holders (i) 5-year warrants to purchase an aggregate of 409,090 shares of restricted common stock at an exercise price of $2.64 per share that vest and became exercisable on the issuance date and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that, the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of restricted common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the common stock of the Company for any 15 consecutive day period during the six-month period immediately following the Closing Date. The maximum number of shares issuable for the Additional Warrants is approximately 1,058,000 shares.

        Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt, and (iii) to strengthen the Company's balance sheet. $2,157,630 of the proceeds were transferred on behalf of Artemis directly to Laurus to pay off the over-advance portion due to Laurus under the line-of-credit. In addition, $2,342,370 of proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in the Escrow Agreement.

        The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of Common Stock are entitled to vote, (ii) have certain voting consents and (iii) so long as at least twenty-five percent of the shares of preferred stock are outstanding, have the right to elect one member of the board of directors of the Company.

        The Company is obligated to file a registration statement with the SEC by July 16, 2004 to register the restricted common stock, which may be issued as described above.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

ASSETS

	September 30, 2004 (Unaudited)	December 31, 2003 (As Restated)
Current assets:
Cash and cash equivalents	$6,399	$2,593
Trade accounts receivable, net of allowance for doubtful accounts of approximately $236 at September 30, 2004 and $299 at December 31, 2003	10,207	13,628
Other accounts receivable	646	839
Prepaid expenses	1,459	1,123
Other current assets	201	694

Total current assets	18,912	18,877
Property and equipment, net of accumulated depreciation and amortization of $8,059 at September 30, 2004 and $7,775 at December 31, 2003	1,035	1,192
Intangible assets, net of accumulated amortization of $11,324 at September 30, 2004 and $8,235 at December 31, 2003	3,431	6,520
Investment in affiliates and other assets	1,443	1,769

Total assets	$24,821	$28,358

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$2,717	$5,024
Accrued liabilities	4,973	5,222
Accrued payroll and related taxes	4,338	6,682
Deferred revenue	6,571	7,227
Line of credit, net	3,675	3,386
Current portion of long-term debt	246	352

Total current liabilities	22,520	27,893

Accrued pension and other liabilities	3,109	2,834
Deferred taxes	480	480
Long-term debt, less current portion	1,740	324

Total liabilities	27,849	31,531
Commitments and contingencies
Stockholders' deficit:
Series A preferred stock, liquidation preference of $9,000, $0.001 par value, 25,000,000 shares authorized, 4,090,909 issued and outstanding at September 30, 2004	4	—
Common stock, $0.001 par value, 500,000,000 shares authorized, 9,965,018 shares issued and outstanding at September 30, 2004 and December 31, 2003	10	10
Additional paid-in capital, net of issuance costs	89,776	81,070
Accumulated deficit	(91,656)	(82,991)
Accumulated other comprehensive loss	(1,162)	(1,262)

Total stockholders' deficit	(3,028)	(3,173)

Total liabilities and stockholders' deficit	$24,821	$28,358

The accompanying notes are an integral part of these condensed consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue:
Software	$2,388	$2,473	$8,513	$10,146
Support	4,299	4,433	12,816	12,753
Services	4,322	6,761	16,727	20,431

	11,009	13,667	38,056	43,330

Cost of revenue:
Software	53	83	146	508
Support	1,481	1,246	4,342	3,874
Services	3,814	4,534	13,362	15,306

	5,348	5,863	17,850	19,688

Gross margin	5,661	7,804	20,206	23,642
Operating expenses:
Selling and marketing	2,969	4,097	10,567	12,214
Research and development	1,689	1,997	5,797	6,146
General and administrative	1,798	2,319	6,475	8,337
Amortization expense	1,030	1,030	3,088	3,088
Restructuring charge	654	—	2,049	—

	8,140	9,443	27,976	29,785

Operating loss	(2,479)	(1,639)	(7,770)	(6,143)
Interest expense, net	236	40	444	85
Other expense (income), net	60	(44)	(219)	(158)
Foreign exchange (gain) loss	261	(409)	352	(239)

	557	(413)	577	(312)

Loss before income taxes	(3,036)	(1,226)	(8,347)	(5,831)
Income tax expense (benefit)	(63)	150	318	455

Net loss	$(2,973)	$(1,376)	$(8,665)	$(6,286)

Loss per common share:
Basic	$(0.30)	$(0.14)	$(0.87)	$(0.63)

Diluted	$(0.30)	$(0.14)	$(0.87)	$(0.63)

Weighted average outstanding shares of common stock used in computing loss per common share	9,965	9,965	9,965	9,965

The accompanying notes are an integral part of these condensed consolidated financial statements

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
Cash flow from operating activities:
Net loss	$(8,665)	$(6,286)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,598	4,148
Gain on disposition of assets	(93)	—
Changes in operating assets and liabilities:
Decrease in trade accounts receivable	3,421	4,239
Decrease in prepaid expenses and other assets	676	1,066
Decrease in deferred revenues	(656)	(3,875)
Decrease in accounts payable and other liabilities	(4,625)	(2,664)

Net cash used in operating activities	(6,344)	(3,372)

Cash flow from investing activities:
Capital expenditures, net	(259)	(815)

Net cash used in investing activities	(259)	(815)

Cash flow from financing activities:
Proceeds from the issuance of Series A preferred stock, net of issuance costs	8,710	—
Net borrowings (repayments) on lines of credit	1,641	(468)
Principal borrowings (repayments) of debt	(42)	1,841

Net cash provided by financing activities	10,309	1,373

Effect of foreign currency exchange rate changes on cash and cash equivalents	100	(184)

Net increase (decrease) in cash and cash equivalents	3,806	(2,998)
Cash and cash equivalents at the beginning of the period	2,593	7,766

Cash and cash equivalents at the end of the period	$6,399	$4,768

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$221	$57

Cash paid for income taxes	$618	$174

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(all tabular amounts in thousands except per share amounts)

Note 1. Organization

        Artemis International Solutions Corporation, including its subsidiaries ("Artemis", or the "Company"), is one of the world's leading providers of investment planning and control software and services. Since 1976 the Company has been helping organizations improve their performance through portfolio, project and resource management.

        Customers use the Company's software and services in such key areas as (i) IT management and governance, (ii) developing new products such as pharmaceuticals, (iii) helping governmental agencies promote business efficiency through better alignment and allocation of resources, (iv) maintaining nuclear power stations and (v) managing the Joint Strike Fighter program for the US government. The Company has an international distribution network in over 44 countries.

Note 2. Basis of Presentation and Going Concern Considerations

        The accompanying condensed consolidated financial statements of Artemis, which include the accounts of its wholly-owned subsidiaries for the three and nine month periods ended September 30, 2004 and 2003 and the related footnote information are unaudited and have been prepared on a basis substantially consistent with the Company's audited consolidated financial statements as of December 31, 2003 contained in the Company's annual report on Form 10-K/A, as filed with the Securities and Exchange Commission ("SEC") on July 16, 2004 (the "Annual Report"). All significant intercompany transactions have been eliminated. Equity investments in which Artemis owns at least 20% of the voting securities, or exercises significant influence over, (either individually or in concert with Proha) are accounted for using the equity method. Investments in which the Company owns less than 20% or is not able to exercise significant influence over the investee are accounted for under the cost method of accounting.

        The Company's independent public accountants have included a "going concern" explanatory paragraph in their audit report on the December 31, 2003 consolidated financial statements, which have been prepared assuming that the Company will continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. At September 30, 2004, the Company's current liabilities exceeded current assets by $3.6 million and the Company reported a cash balance of $6.4 million. Operating cash flow was negative $6.3 million for the nine months ended September 30, 2004. The Company has taken a number of actions to improve its financial strength and cash availability. On June 16, 2004, the Company completed a private placement of $9.0 million of convertible preferred stock (see Note 13) significantly strengthening the Company's financial position. Proceeds from the financing will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's financial position.

        Prior to the private placement, the Company entered into a $5.0 million asset-based lending facility with Laurus Master Fund, Ltd ("Laurus") in August 2003 (see Note 9) to increase the Company's financial flexibility. In addition to the aforementioned facility, the Company's wholly-owned subsidiary in Finland, Artemis Finland Oy ("Artemis Finland"), entered into a loan agreement with a financial institution in the amount of approximately $3.1 million to cover its short-term cash needs. The Company also has other lending facilities available to certain of its subsidiaries, such as in Japan and France.

        In addition to the lending facilities available to the Company, management has taken other steps to reduce and defer discretionary spending to more closely match expenses with actual and projected revenues. In late 2002, the Company decided to start divesting certain non-core investments and operations to focus on its core expertise in enterprise portfolio and project management. This resulted in the sale of its 19.9% interest in Accountor Oy (Finland), ABC Technologies Sarl (France) and its Software Productivity Research operations (US) in November 2002, December 2002 and October 2003, respectively. During 2003, the Company also initiated discretionary restructuring activities that included workforce reductions and other cost reductions to respond to the weakening of certain of the Company's markets, increased operating losses and negative cash flow from operations. Because some of the Company's key operating metrics did not improve in late 2003, the Company adopted a nondiscretionary restructuring plan (see Note 11) that was implemented and communicated to the employees affected by the related workforce reductions during the nine months ended September 30, 2004.

        These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto contained in the Company's Annual Report. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which, except as described elsewhere herein, consisted only of normal recurring adjustments) which management considers necessary to present fairly the financial position of the Company at September 30, 2004 and the results of operations and cash flows for the nine months ended September 30, 2004 and 2003. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results anticipated for the entire year ending December 31, 2004.

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions regarding revenue recognition, and the recoverability of intangible assets that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Stock-Based Employee Compensation

        The Company has several stock-based employee compensation plans, which are accounted for under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the statements of operations as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123, provides alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as described in SFAS No. 123 Accounting for Stock-Based Compensation. This standard also requires additional disclosure related to stock-based employee compensation in annual and interim financial reports.

        The following table illustrates the effect on loss and loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 for all of its stock-based employee compensation plans.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net loss as reported	$(2,973)	$(1,376)	$(8,665)	$(6,286)
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model	(693)	(216)	(992)	(754)

Pro forma net loss	$(3,666)	$(1,592)	$(9,657)	$(7,040)

Basic and diluted loss per common share
As reported	$(0.30)	$(0.14)	$(0.87)	$(0.63)

Pro forma	$(0.37)	$(0.16)	$(0.97)	$(0.71)

        Effective April 15, 2004, the board of directors granted (subject to stockholder approval) 891,000 options to executive management and other key employees to purchase common stock of the Company at $1.35 per share (the market value on the date of grant). 370,000 of these options vest as follows: 1/3 on the grant date, and 1/3 twelve months and 24 months, respectively, after the date of grant. The remaining 521,000 options vest as follows: 1/4 on the grant date, and 1/4 twelve months, 24 months and 36 months, respectively, after the date of grant subject to achieving certain annual performance objectives.

        For disclosure purposes only, the fair-value of all stock options granted to employees is estimated using the Black-Scholes option pricing model using the following weighted average assumptions: expected volatility 132%, risk-free interest rate 4.5%, expected life 5 years, no dividends.

Note 4. Significant Recent Accounting Pronouncements

        Except as described below, neither the Financial Accounting Standards Board (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants nor the SEC have issued any significant accounting pronouncements since the Company filed its June 30, 2004 Form 10-Q that are believed by management to have a material impact on the Company's present or future consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123-R, Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123-R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value-based model of APB Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on the preferable fair-value method.

        The Company is required to apply SFAS No. 123-R as of the first interim reporting period that begins after June 15, 2005. Thus, the Company's consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2005 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards.

Note 5. Basic and Diluted Loss Per Common Share

        The Company calculates earnings or loss per common share in accordance with SFAS No. 128, Earnings Per Share. Accordingly, basic loss per common share excludes dilution for potentially dilutive securities and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The following table sets forth the computation of basic and diluted loss per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2,003	2004	2,003
	(Unaudited)		(Unaudited)
Numerator:
Net loss	$(2,973)	$(1,376)	$(8,665)	$(6,286)

Denominator:
Weighted average outstanding shares of common stock	9,965	9,965	9,965	9,965

Basic and diluted loss per common share	$(0.30)	$(0.14)	$(0.87)	$(0.63)

Note 6. Comprehensive Loss

        Comprehensive loss consists of net income or loss, adjusted for other increases or decreases affecting stockholders' equity / deficit that are excluded in the determination of net income or loss. The Company has restated its comprehensive loss for the three and nine months ended September 30, 2003 consistent with the restatement of certain calendar 2003 consolidated financial statements included in the Company's Annual Report. The restatement was made to correct the foreign currency translation adjustment related to the Company's investment in Changepoint France. Such adjustment did not affect the Company's previously reported net loss for any of the quarters in 2003. The calculation of comprehensive loss for the three and nine months ended September 30, 2004 and 2003 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Net loss	$(2,973)	$(1,376)	$(8,665)	$(6,286)
Translation gain (loss)	346	(223)	100	(184)

Comprehensive loss — as previously reported	(2,627)	(1,599)	(8,565)	(6,470)

Retroactive adjustment	—	(136)	—	(377)

Comprehensive loss — as restated	$(2,627)	$(1,735)	$(8,565)	$(6,847)

Note 7. Segment and Geographic Information

        Income from operations is assigned by region based upon management responsibility. The Company has assigned its management responsibilities to cover four geographic areas: Americas,

EMEA (Europe, Middle East and Africa), Japan, and Asia. Each geographic area is managed by an executive vice president of the Company. The following unaudited table presents financial information about the Company's operations by geographic region:

  Three Months Ended September 30, 2004

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$682	$1,375	$168	$163	$2,388
Support	1,231	2,578	416	74	4,299
Services	651	2,929	589	153	4,322

Total revenue	2,564	6,882	1,173	390	11,009

Cost of revenue:
Software	20	(2)	33	2	53
Support	396	912	145	28	1,481
Services	541	2,868	326	79	3,814

Total cost of revenue	957	3,778	504	109	5,348
Gross margin	1,607	3,104	669	281	5,661

Operating income (loss)	$(1,781)	$(995)	$238	$59	$(2,479)

  Three Months September 30, 2003

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$497	$1,853	$70	$53	$2,473
Support	1,389	2,524	431	89	4,433
Services	2,576	3,258	851	76	6,761

Total revenue	4,462	7,635	1,352	218	13,667

Cost of revenue:
Software	24	91	(32)	—	83
Support	371	752	95	28	1,246
Services	1,117	2,922	412	83	4,534

Total cost of revenue	1,512	3,765	475	111	5,863
Gross margin	2,950	3,870	877	107	7,804

Operating income (loss)	$(1,316)	$(455)	$312	$(180)	$(1,639)

  Nine Months Ended September 30, 2004

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$1,816	$5,422	$800	$475	$8,513
Support	3,703	7,568	1,325	220	12,816
Services	2,841	11,843	1,595	448	16,727

Total revenue	8,360	24,833	3,720	1,143	38,056

Cost of revenue:
Software	37	39	68	2	146
Support	1,208	2,614	426	94	4,342
Services	2,301	9,793	1,018	250	13,362

Total cost of revenue	3,546	12,446	1,512	346	17,850
Gross margin	4,814	12,387	2,208	797	20,206

Operating income (loss)	$(6,958)	$(1,540)	$687	$41	$(7,770)

  Nine Months September 30, 2003

	Americas	EMEA	Japan	Asia	Total
Revenue:
Software	$1,832	$6,913	$1,035	$366	$10,146
Support	4,056	7,161	1,296	240	12,753
Services	6,082	11,627	2,426	296	20,431

Total revenue	11,970	25,701	4,757	902	43,330

Cost of revenue:
Software	85	292	121	10	508
Support	1,217	2,172	392	93	3,874
Services	4,032	9,676	1,341	257	15,306

Total cost of revenue	5,334	12,140	1,854	360	19,688
Gross margin	6,636	13,561	2,903	542	23,642

Operating income (loss)	$(7,748)	$613	$1,198	$(206)	$(6,143)

Identifiable assets are also assigned by region based upon management responsibility. There have been no material changes in identifiable assets by reportable segment since the filing of the Company's Annual Report with the SEC.

Note 8. Commitments and Contingencies

        It is possible that the transaction involving the Laurus Restructuring (see Note 9) may be integrated with the Preferred Series A Financing (see Note 13) and thus may be in violation of Section 5 of the Securities Act of 1933, as amended. Our counsel and we believe that each of these transactions were exempt from registration and should not be integrated. If it were ultimately determined that the amended Laurus transaction is required to be integrated with the Preferred Series A offering, Laurus may have the right to rescind such transaction and we may be liable for penalties and/or damages in an amount that is not presently determinable.

        On January 23, 2004, the Company announced the appointment of Patrick Ternier as President and Chief Executive Officer. We have an employment agreement with Mr. Ternier who is entitled to receive a targeted annual base salary of $285,000 per year and is eligible for a targeted bonus of $200,000, subject to the achievement of certain annual performance criteria set by the Compensation Committee (applicable to fiscal year ending December 31, 2004). In addition, Mr. Ternier is entitled to receive an annual car allowance of up to $18,000. If the agreement is terminated for cause, Mr. Ternier is entitled only to receive that portion of his base salary owed through the date of termination. If events that constitute a change in control of the Company occur, or if the agreement is terminated without cause, Mr. Ternier would be entitled, (i) to receive payment continuation of his base salary for a twelve month period, and (ii) to receive any incentive bonus payment earned but not yet paid as of the termination date. In addition, all options granted which have not vested at the date of termination would immediately vest. The agreement also contains certain restrictions on competition.

        Additionally, the Company has granted Mr. Ternier in his first year of employment as President and Chief Executive an Initial Grant of 250,000 stock options to purchase shares of common stock at an exercise price equal to the fair market value of the common stock as of the grant date. One third of the Initial Grant of options vest on the grant date and the balance vest in equal increments on the first two anniversaries of the grant date. Commencing in the second year, Mr. Ternier is eligible to receive additional option grants (which may have a different vesting schedule), based on meeting certain annual performance criteria as recommended by the Compensation Committee and approved by the Board.

        The Company is a party to a number of legal claims arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material effect on its financial position, results of operations or cash flows.

Note 9. Long-Term Debt and Revolving Credit Facility

  Laurus Credit Facility

        On August 14, 2003, the Company entered into an agreement with Laurus and received a $5.0 million revolving credit facility (the "Laurus Facility") in the form of a three-year convertible note (the "Secured Convertible Note") secured by an interest in all of the Company's property and assets located in the United States (US) and the United Kingdom (UK), except for intellectual property rights. Borrowings under the Laurus Facility are based on the balance of eligible trade accounts receivable reported by the Company's operating entities in the US and the UK. The Laurus Facility automatically renews every three years unless cancelled by the Company or Laurus.

        The Company used $2.2 million of the net proceeds of a $9.0 million private placement of convertible preferred stock completed on June 16, 2004 (see Note 13), to reduce the amount outstanding under the Laurus Facility. At June 30, 2004, the outstanding balance under the Laurus Facility was $1.3 million, of which $0.5 million represents past due over-advances. The Company has since restructured and amended the Laurus Facility as described further below, whereby the amount outstanding was increased to $1.5 million of which no portion is considered an over-advance.

        The Company has received waiver letters from Laurus extending the due date of the over-advances through November 28, 2003, in exchange for $63,000 in cash. On December 2, 2003, the Company agreed with Laurus to further extend the over-advances through February 28, 2004, in exchange for amending the Secured Convertible Note.

        On July 30, 2004, the Company and Laurus agreed to restructure and amend the revolving credit facility and replaced the Secured Convertible Note of up to $5.0 million with a Secured Convertible Minimum Borrowing Note (the "Minimum Borrowing Note") in the amount of $1.5 million and a Secured Revolving Note of up to $3.5 million (collectively the "Laurus Restructuring"). The Minimum

Borrowing Note is due on August 26, 2006 and is convertible into common stock of the Company at the option of the holder at the following prices: 190,000 shares at $1.45 per share, 190,000 shares at $1.81 per share, and 342,646 shares at $2.57 per share. As of the date of this report none of the amount outstanding under the Minimum Borrowing Note has been converted into common stock of the Company. Thereafter, the conversion price adjusts to 105% of the average closing market price of the Company's common stock for the five trading days immediately preceding each additional borrowing (in serialized $1.5 million increments) under the Minimum Borrowing Note. Loans exceeding $1.5 million may be available to the Company, based on a formula set forth in the original Minimum Borrowing Note. All of the aforementioned conversion prices are subject to downward adjustment under certain conditions. Under the terms of the related agreement, conversion of the Minimum Borrowing Note into the Company's common stock may not result in beneficial ownership by Laurus (including shares issuable because of outstanding warrants that are exercisable within sixty days of any determination date) of more than 2.5% of the Company's outstanding common stock. The Minimum Borrowing Note has a 30% prepayment penalty. Any loans under the Secured Revolving Note are convertible only in an event of default. The Company had no loans outstanding under the Secured Revolving Note as of the date of this report.

        Absent an event of default as defined, the post-February 15, 2004 interest rate on both of the July 2004 amended Laurus notes described above is (except as explained in this paragraph) the greater of the Wall-Street-Journal prime rate plus 0.75% (the "adjustable interest rate") or 5%. After the Company's November, 2004 registration statement is declared effective by the SEC (see below), the adjustable interest rate may be periodically reduced based on certain defined differences between the average market price of the Company's common stock and the conversion prices set forth above, provided that such market price is at least 130% of the applicable conversion price. The maximum contractual adjustment would reduce the discounted interest rate to the prime rate minus 1.25%.

        Under the original agreements, the Company was obligated to file a registration statement with the SEC by September 15, 2003 to register the Company's common stock underlying the Laurus Facility. The Company was delinquent in filing such registration statement and was subject to potential liquidated damages as a result of this delinquency. As part of the Laurus Restructuring, the Company received a waiver from Laurus with respect to their rights and remedies for the failure to file the registration statement timely. In consideration for such waiver, the Company has agreed to pay a penalty of $75,000. The Company has further agreed with Laurus to reset the filing date to August 29, 2004, with the filing to be declared effective by November 29, 2004 should the SEC review such registration statement. On August 24, 2004 the Company filed an amendment to an existing registration statement on Form S-1 including the common stock underlying the Laurus Restructuring. Based on comments received from the SEC, the Company filed a separate registration statement to register the common stock underlying the Laurus Restructuring on November 3, 2004. Should the Company fail to meet the effectiveness deadline, the Company would be subject to a liquidated damages claim equal to approximately $30,000 for any 30-day delay (prorated for partial periods).

        The indebtedness to Laurus at September 30, 2004 has been re-classified from a current liability to long-term debt as a result of the Laurus Restructuring.

  Related Party Loan

        On March 1, 2004, Artemis Finland entered into a loan agreement with a financial institution in the amount of approximately $3.1 million. The loan was due on March 1, 2006 and accrues interest at 0.5 percentage points above the 3-month Euribor rate per annum, which is payable on a quarterly basis. The loan is secured by cash collateral provided by Proha Plc, the Company's parent company based in Finland ("Proha"), equal to the loan amount and a security interest in substantially all of Artemis Finland's assets. Artemis and Proha have executed a letter of commitment, whereby Proha agrees to provide the Company sufficient advance notice of its intent to demand the return of its collateral from the financial institution to give the Company a minimum of ninety days to provide additional collateral, if necessary, or repay the loan. On October 11, 2004, the Company received a notification from Proha declaring its intent to demand the return of the $3.1 million provided to the financial institution as collateral. Under this notification, the Company was required to repay the loan by January 10, 2005. On January 11, 2005, Artemis Finland and Proha informed the financial institution to use the cash collateral provided by Proha as the method by which Artemis Finland shall be deemed to have pre-paid the loan in full. Contemporaneously, Artemis Finland entered into a Payment Schedule Agreement ("Payment Agreement") with Proha, whereby Proha effectively replaced the financial institution as the creditor and Artemis Finland agreed to pay Proha 2.5 million Euros in three installments (1.25 million Euros by January 17, 2005, 625,000 Euros by February 28, 2005 and 625,000 Euros by March 31, 2005). The first installment was paid on the due date and the Company expects to make all payments according to the Payment Agreement.

Note 10. Benefit Plans

        The Company has a defined contribution plan ("the Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan covers all U.S. employees, who may contribute up to 15% of their annual compensation. Employer contributions vest to the participants incrementally over a period of five years. Company contributions to the Plan were zero during the nine months ended September 30, 2004 and 2003.

        The Company also has a defined benefit pension plan covering the employees of its UK subsidiary. Company contributions are determined based upon a percentage, as determined by an actuary, of an eligible employee's annual salary. Company contributions to the defined benefit pension plan during the year ended December 31, 2003 were $0.2 million. The projected contribution for the year ending December 31, 2004 is $0.3 million. There were no significant 2004 changes in the key assumptions used in determining the projected contribution compared to those used for 2003.

        Net defined benefit pension cost included the following components:

	Calendar
	Projected 2004	2003
Service cost (benefits earned during the period)	$265	$191
Interest cost on projected benefit obligation	507	388
Expected return on plan assets	(460)	(311)
Amortization of unrecognized actuarial net loss	138	117

	$450	$385

Note 11. Restructuring Costs

        In response to a decline in certain key operating metrics such as total revenue, operating margin and revenue per employee the Company adopted a non-discretionary restructuring plan that resulted in a workforce reduction and other cost reductions (collectively, the "Restructuring") intended to strengthen the Company's competitive position and future operating performance. The Company has implemented the Restructuring during the nine months ended September 30, 2004. The Company's total charge related to this Restructuring is approximately $2.0 million, of which approximately $0.7 million was recognized as an expense in the third quarter of 2004 and is reported in the Condensed Statement of Operations as "Restructuring Charge".

        The Restructuring Charge recognized in the first nine months of 2004 is comprised primarily of: (i) severance pay (including related payroll taxes) and associated one-time employee termination costs related to the reduction of the Company's workforce; (ii) the closure and consolidation of offices; (iii) relocation costs resulting from organizational realignments; and (iv) professional fees incurred to improve the competitive position of the Company. The Company accounts for the costs associated with exiting an activity, including costs associated with the reduction of the Company's workforce, in accordance with SFAS 146. The following table summarizes the Company's Restructuring-related expenses incurred during the first nine months of 2004:

	Three Months Ended March 31, 2004	Three Months Ended June 30, 2004	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Employee Termination Costs	$1,001	$96	$411	$1,508
Employee Relocation Costs	47	—	8	55
Facilities Cost	31	22	210	263
Professional Fees	168	30	25	223

Total	$1,247	$148	$654	$2,049

        As part of the Restructuring, the Company has reduced its workforce by a total of 58 employees, from 396 to 338 (which includes scheduled terminations and voluntary resignations) or approximately 15% of its workforce. The Restructuring Charge has affected corporate positions and certain operational positions in the Americas, EMEA and the Asia/Japan segments in the approximate amounts of $0.8 million, $0.9 million and $0.4 million, respectively. This follows a similar reduction (8% of the workforce) in the last quarter of 2003, whereby these reductions were based on discretionary restructuring actions. Approximately $0.9 million of the total restructuring charge is included in current liabilities in the accompanying September 30, 2004 condensed consolidated balance sheet. The restructuring charge recorded in the third quarter of 2004, results from the Company's decision to shut down one of its offices in Germany and to move its German headquarters to Munich. The resulting annual costs savings are expected to exceed $0.9 million

        Subsequent to quarter-end, the Company reduced the size of its product operations organization by nine employees resulting in annual cost savings of approximately $1.0 million. The related severance costs of approximately $0.2 million will be recorded as a restructuring charge in the fourth quarter of 2004.

        GAAP prohibits the recognition of an exit-activity liability until (a) certain criteria (which demonstrate that it is reasonably probable that a present obligation to others has been created) are met, and (b) the fair value of such liability can be reasonably estimated. The costs associated with pre-2004 workforce reductions and related activities that did not meet the definition of a "liability" (in the opinion of management) were recorded and expensed in their natural classifications as incurred; as a result, these expenses were not reported separately as exit-activity or restructuring charges in the Company's consolidated statements of operations.

Note 12. Other Related Party Transactions

        The Company's Finnish subsidiary shares office space with Proha. Rent and utilities are allocated between Proha and Artemis-Finland based on headcount.

        There are several related party agreements in place between Artemis Finland and Proha or its subsidiaries and investees as further described below:

  •
  Artemis Finland shares office space with Proha, for which Proha charges Artemis Finland a share of its office-related costs ("Office Allocation Charge"), such as rent, utilities, telecommunication costs, office maintenance and certain other business costs. The Office

    Allocation Charge was $284,000 and $264,000 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Intellisoft Oy, an application service provider, which is owned by Proha (80.1%) and Artemis (19.9%), is providing certain application hosting and other services to Artemis Finland and its customers ("ASP Services Fee"). The ASP Services Fee was $116,000 and $201,000 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Datamar Oy, a subsidiary of Proha (90%), is providing certain project management and programming services to Artemis Finland ("Management Programming Fee"). The Management Programming Fee charged to Artemis Finland was $121,000 and $172,000 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Tesnet Group Oy (formerly Intellitest International Oy), a company 35% owned by Proha, provides certain software testing services to Artemis Finland ("Testing Services"). These Testing Services were $130,000 and $174,000 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Artemis Finland is a distributor of software products provided by Safran Software Solutions AS ("Safran"), a Norwegian company wholly owned by Proha. The royalty paid by Artemis Finland to Safran was $19,000 and $42,000 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Artemis Finland has provided certain software development services to ProCountor International Oy ("ProCountor"), a company majority owned by Proha. ProCountor has provided certain software development services to Artemis Finland and charged a fee for use of a web-based travel and expense claims program of $26,000 and $0 for the nine months ended September 30, 2004 and 2003, respectively.

  •
  Artemis Finland cooperated with Futura One Oy ("Futura"), a company majority owned by Proha. Artemis Finland has charged Futura for accounting services $4,000 for each of the nine months in the periods ended September 30, 2004 and 2003.

        At September 30, 2004, the Company maintained equity holdings in certain joint ventures with distributors of the Company's products, which are accounted for under the equity method, with the exception of Metier Scandinavia AS (Norway), Metier Plancom BV(Netherlands) and DA Management Solutions (Finland) which are accounted for under the cost method. The Company records its equity interest in net losses first to the investment balance, then against loans or advances.

        In September 2000, Artemis International France Sarl ("Artemis France") entered into a joint venture agreement (the "Agreement") with the Canadian company, Changepoint Corporation ("Changepoint") and established the joint venture, Changepoint France Sarl ("Changepoint France"). Artemis France and Changepoint own 40% and 60% of Changepoint France, respectively. The Agreement provides for a put and call option for Artemis France to sell and Changepoint to purchase the 40% interest held by Artemis France under certain conditions. The Company has informed Changepoint of its intent to exercise its put option to sell its 40% interest in Changepoint France to Changepoint. In May 2004, Compuware Corporation acquired privately held Changepoint. The Company has initiated arbitration proceedings with respect to its claim of $1.6 million, which represents those monies owed by Changepoint to the Company under the terms of the Agreement.

Note 13. Stockholders' Equity

        On June 16, 2004 (the "Closing Date"), the Company completed a private placement of $9.0 million of unregistered convertible preferred stock (the "Preferred Series A Financing"). In connection with this transaction, the Company issued an aggregate of 4,090,909 shares of convertible preferred stock (the "Series A Preferred Stock") to certain accredited investors (the "Series A Holders"), priced at $2.20 per share, each of which is convertible into one share of the Company's common stock.

        In addition, the Company issued to the Series A Holders (i) five-year warrants to purchase an aggregate of 409,090 shares of common stock at an exercise price of $2.64 per share (the "Initial Warrants") and (ii) 210-day warrants (the "Additional Warrants") (a) that are exercisable only in the event that the Six Month Price (as defined below) is less than $2.20 and (b) to purchase a variable number of shares of common stock at $.01 per share based upon the Six Month Price. The number of issuable shares will be determined by the "Six Month Price" which is defined as the greater of $1.75 or the lowest average closing price of the Company's common stock for any 15 consecutive day period during the six-month period immediately following the Closing Date. The Initial Warrants vested and became fully exercisable on the issuance date. As of December 15, 2004, the Six Month Price was $1.98 per share, which resulted in the issuance of 456,853 shares of common stock to the Series A Holders.

        Proceeds from the Preferred Series A Financing were $8.7 million, net of issuance costs of $0.3 million, and will be used for (i) working capital, (ii) the repayment of debt and (iii) to strengthen the Company's balance sheet. $2.2 million of the net proceeds were transferred on behalf of Artemis directly to Laurus to pay certain over-advances due at the Closing Date. (See Note 9 for more information on the Laurus Facility). In addition, approximately $2.3 million of the net proceeds were placed into escrow for a thirty-day period subject to the satisfaction of certain conditions set forth in an escrow agreement with the Series A Holders. The Company has met these conditions and has received the funds held in escrow.

        With respect to the Series A Preferred Stock, the Series A Holders maintain certain powers, preferences and rights that are senior to the holders of the Company's common stock. The Series A Holders (i) are entitled to one vote per share on all matters upon which holders of common stock are entitled to vote, (ii) have certain voting consents, (iii) so long as at least twenty-five percent of the Series A Preferred Stock is outstanding, have the right to elect one member of the board of directors of the Company, and (iv) so long as at least thirty percent of the Series A Preferred Stock is outstanding, the Company cannot redeem or declare or pay any cash dividend or distribution on its common stock without the prior written consent of the holders of at least a majority of the Series A Preferred Stock.

        The exercise prices and the number of shares underlying the warrants are subject to anti-dilution adjustments in connection with mergers, acquisitions, stock splits, dividends and the like. The Series A Holders may pay the exercise price for the shares to be purchased upon exercise of the warrants by paying cash equal to the number of shares to be purchased times the appropriate exercise price per share, or, if the market price of our common stock exceeds the exercise price to be paid per share, the Series A Holders may, at their option, exchange the right to purchase all or part of the maximum shares underlying the warrants for that number of shares equal in value to the amount by which the closing price of a share of our common stock preceding the exercise date exceeds the exercise price, multiplied by the number of shares to be purchased at that exercise price.

        The Company filed a registration statement on Form S-1 with the SEC on July 19, 2004 (which was amended in August and October 2004) to register the common stock, which may be issued as described above. The SEC declared such registration statement effective on October 29, 2004.

Note 14. Other Subsequent Events

        In December 2004, the Company entered into a definitive agreement (the "AMS Agreement") with Advanced Management Solutions Inc. ("AMS"), a company providing Enterprise Project and Resource Management solutions, whereby (i) the Company obtained the worldwide exclusive right to use, market and grant sub-licenses with respect to certain software developed by AMS (the "AMS Software),

(ii) AMS will provide additional development services under direction of the Company, and (iii) the Company has obtained the right to purchase the AMS Software outright through November 30, 2006.

        The initial term of the software license is three years and ends November 30, 2007, and is renewable for one additional three-year term. The Company has agreed on certain minimum royalty payments to secure worldwide exclusivity. Also as part of the transaction, the Company has agreed to pay AMS $0.5 million to secure the option to purchase the AMS Software. This option fee is non-recoverable on the condition that the initially delivered AMS Software must meet generally accepted industry standards. Further, the Company has agreed to fund the additional development work with $0.5 million to be paid in five installments. The purchase price for the AMS Software is $2.5 million and is payable in two annual installments, should the Company elect to exercise such option.

        See the "Related Party Loan" section of Note 9 for a further subsequent event.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date.

9,036,620 SHARES

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION

COMMON STOCK

PROSPECTUS

January 28, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$2,301
Accounting fees and expenses	10,000
Legal fees and expenses	15,000
Blue Sky qualification fees and expenses	10,000
Miscellaneous expenses	2,000

Total	$39,301

        The holders of the shares being registered hereby will be responsible for all selling commissions, transfer taxes, and related charges in connection with the sale of the shares offered hereby.

Indemnification of Directors and Officers.

        Pursuant to the statutes of the State of Delaware, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorneys' fees, incurred by him or her in connection with the defense of a civil or criminal proceeding to which he has been made, or threatened to be made, a party by reason of the fact that he or she was such director or officer. In certain circumstances, indemnity is provided against judgments, fines and amounts paid in settlement. In general, indemnification is available where the director or officer acted in good faith, for a purpose he or she reasonably believed to be in the best interests of the corporation. Specific court approval is required in some cases. The foregoing statement is subject to the detailed provisions of Sections 715, 717 and 723-725 of the Delaware Business Corporation Law ("BCL").

        We have entered into indemnity agreements with each of our directors and executive officers. The indemnity agreements provide that directors and executive officers (the "Indemnitees") will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts paid or incurred by them in any action, suit or proceeding on account of their services as director, officer, employee, agent or fiduciary of us or as directors, officers, employees or agents of any other company or entity at our request. We will not, however, be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to any action (1) in which a judgment adverse to the Indemnitee establishes (a) that the Indemnitee's acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material, or (b) that the Indemnitee personally gained a financial profit or other advantage to which he or she was not legally entitled, or (2) which the Indemnitee initiated, prior to a change in control of our company, against us or any of our directors or officers unless we consented to the initiation of such claim.

        The indemnity agreements require an Indemnitee to reimburse us for expenses advanced only to the extent that it is ultimately determined that the director or executive officer is not entitled, under section 723(a) of the BCL and the indemnity agreement, to indemnification for such expenses.

        The indemnification provision in our Amended and Restated By-laws, and the indemnification agreements entered into between us and the Indemnitees, may be sufficiently broad to permit indemnification of the Indemnitees for liabilities arising under the Securities Act.

        We have purchased directors' and officers' liability insurance.

  Recent Sales of Unregistered Securities

        Set forth below is information regarding securities sold by us since July 2001 which were not registered under the Securities Act. This information excludes the securities being registered under this Registration Statement. We believe that each transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder as transactions not involving a public offering, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof.

Security Type	Name of Shareholer	Date Issued	No of Shares
Preferred Stock & Warrants	Emancipation Capital LP	6/16/2004	1,652,284
Preferred Stock & Warrants	Trilogy Capital Holdings Corporation (f/k/a Samuelson Investment, Inc.)	6/16/2004	1,376,904
Preferred Stock & Warrants	Philip Hempleman	6/16/2004	550,761
Preferred Stock & Warrants	Porridge, LLC	6/16/2004	550,761
Preferred Stock & Warrants	Potomac Capital Partners, LP	6/16/2004	421,332
Preferred Stock & Warrants	Potomac Capital International Ltd	6/16/2004	140,444
Preferred Stock & Warrants	Pleaides Investment Partners R, LP	6/16/2004	264,366

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith:

Exhibit No.	Description
3.1.1*	Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.2*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of OPUS360 Corporation.
3.1.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Artemis International Solutions Corporation(4).
3.1.4	Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock(6)
3.2*	Amended and Restated Bylaws of Artemis International Solutions Corporation (Incorporated by reference to Exhibit 3.1 to our Form 8-K dated September 13, 2002).
4.1*	Certificate for Shares.
5.1	Consent of Thelen, Reid & Prest LLP
10.1*	Lease Agreement dated August 10, 1999, between the Company and Samson Associates, LLC as amended.
10.2*	Modification and Extension of Lease dated August 6, 1999, between the Company and Royal Realty Corp.
10.3*	Employment Agreement dated April 1, 1999, between the Company and Ari B. Horowitz.
10.3.1*	Amendment to Employment Agreement of Ari B. Horowitz dated September 2, 1999.
10.3.2	Promissory Note of Ari B. Horowitz.(4)

10.3.3	Second Amendment to Employment Agreement of Ari B. Horowitz dated May 1, 2001.(4)
10.3.4	Third Amendment to Employment Agreement of Ari B. Horowitz dated July 31, 2001(4)
10.3.5	Fourth Amendment to Employment Agreement of Ari B. Horowitz dated January 10, 2003.(4)
10.5*	Loan and Security Agreement dated May 19, 1999, between Silicon Valley Bank and the Company.
10.6*	Loan and Security Agreement dated August 17, 1999, between Silicon Valley Bank and the Company.
10.7*	Amended and Restated Registration Rights Agreement dated March 16, 2000, among the Company and the security holders parties thereto.
10.8*	The Company's 1998 Stock Option Plan.
10.9*	Letter Agreement dated October 15, 1999, between the Company and J.P. Morgan Corporation.(3)
10.10*	Letter Agreement dated November 21, 1999, between the Company and CareerPath.com, Inc.(3)
10.11*	Standard Form of FreeAgent e.office services agreement.
10.12*	Series A Securities Purchase Agreement dated December 24, 1998, among the Company and the signatories thereto.
10.13*	Series B Securities Purchase Agreement dated September 3, 1999, among the Company and the purchasers of the Series B Convertible Preferred Stock.
10.14*	Agreement and Plan of Merger dated May 27, 1999, among the Company, The Churchill Benefit Corporation, William Bahr and Churchill Acquisition Corp.
10.15*	Agreement and Plan of Merger dated January 30, 2000 among the Company, Opus PM Acquisition Corp., PeopleMover, Inc. and the other parties thereto.
10.16*	Agreement and Plan of Merger dated January 19, 2000 among the Company, Ithority Corporation and the other parties thereto.
10.17*	Asset Purchase Agreement dated as of January 12, 2000 among Brainstorm Interactive, Inc., the Company and the other parties thereto.
10.18*	Escrow Agreement dated as of February 24, 2000 among the Company, Suntrust Bank, James L. Jonassen and Ali Behnam.
10.19*	Escrow and Pledge Agreement dated as of January 19, 2000 among SunTrust Bank, the Company and the other parties thereto.
10.20*	Amended and Restated Employment Agreement dated February 2, 2000, between the Company and Richard S. Miller.
10.20.1	First Amendment to Amended and Restated Employment Agreement, between the Company and Richard Miller dated June 21, 2001.(4)
10.21*	Agreement between The Churchill Benefit Corporation and Automatic Data Processing.
10.22*	Employment Agreement dated February 29, 2000, between the Company and Allen Berger.

10.23*	Strategic Partner Registration Rights Agreement dated February 7, 2000 between the Company and Lucent Technologies Inc.
10.24*	The Company's 2000 Stock Option Plan.
10.25*	The Company's 2000 Stock Option Plan for Non-Employee Directors.
10.26*	The Company's 2000 Employee Stock Purchase Plan.
10.27*	Registration Rights Agreement dated February 24, 2000 between the Company and the Opus PM security holders.
10.28*	PeopleMover, Inc. 1999 Stock Incentive Plan.
10.29*	Stock Purchase Agreement dated February 28, 2000, between the Company and Dell USA L.P.
10.30*	Form of Strategic Partner Registration Rights Agreement between the Company and Dell USA L.P.
10.33*	Amended and Restated Non-Statutory Option Agreement dated as of February 2, 2000 by and between the Company and Richard S. Miller.
10.34A	Amended and Restated Promissory Note of Richard S. Miller dated November 21, 2000.(4)
10.35*	Pledge Agreement between the Company and Richard S. Miller.
10.35A	Amended and Restated Pledge Agreement dated as of November 21, 2000 between the Company and Richard S. Miller.(4)
10.36*	Form of Agreement between the Company and the FreeAgent e.office employee.
10.40	Employment Agreement dated June 12, 2000 between the Company and Jeanne Murphy (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q dated June 30, 2000).(1)
10.40.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Jeanne Murphy.(4)
10.41	Employment Agreement dated September 7, 2000 between the Company and Peter Schwartz (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q dated December 31 2000).(1)
10.41.1	First Amendment to Employment Agreement dated July 31, 2001, between the Company and Peter Schwartz.(4)
10.44
Employment Agreement dated January 25, 2002, between the Company and Michael J. Rusert (Incorporated by reference to Exhibit 10.44 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).
10.44.1	First Amendment to Employment Agreement between the Company and Michael J. Rusert dated October 1, 2002.(4)
10.44.2	Separation Agreement and Mutual Release between the Company and Michael J. Rusert.(5)
10.45
Employment Agreement dated March 1, 2002, between the Company and Charles F. Savoni. (Incorporated by reference to Exhibit 10.45 to our Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2002).

10.45.1	First Amendment to Employment Agreement between the Company and Charles Savoni dated October 4, 2002.(4)
10.46	Employment agreement dated January 23, 2004 between the Company and Patrick Ternier.(8)
10.48	Employment Agreement dated October 9, 2002, between the Company and Robert Stefanovich.(4)
10.48.1	First Amendment to Employment Agreement dated October 9, 2002 between the Company and Robert Stefanovich.(5)
10.49	Secured Convertible Note dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.49.1	Amendment No. 1 to Convertible Note dated December 2, 2003 between the Company and Laurus Master Fund.(5)
10.50	Security Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.50.1	Amendment No. 1 to Security Agreement dated July 20, 2004, between the Company and Laurus Master Fund.(7)
10.51	Common Stock Purchase Warrant dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.52	Registration Rights Agreement dated August 14, 2003 between the Company and Laurus Master Fund, Ltd.(2)
10.52.1	Amendment No. 1 to Registration Rights Agreement dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.53	Securities Purchase Agreement dated June 16, 2004, between the Company and the Buyers.(6)
10.54	Registration Rights Agreement, dated June 16, 2004, between the Company and the Buyers.(6)
10.55	Escrow Agreement, dated June 16, 2004, between the Company, Emancipation Capital LP, and Wachovia Bank.(6)
10.56	Common Stock Purchase Agreement, dated June 16, 2004.(6)
10.57	Common Stock Purchase Agreement, dated June 16, 2004.(6)
10.58	Restructuring Agreement dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.59	Secured Convertible Minimum Borrowing Note dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.60	Secured Revolving Note dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.61	Waiver and Release dated July 30, 2004, between the Company and Laurus Master Fund.(7)
10.62	Payment Schedule Agreement, dated as of January 11, 2005, by and between Artemis Finland Oy and Proha Plc.(9)

14.1	Code of Business Conduct and Ethics Policy.(5)
14.2	Code of Ethics For Senior Financial Officers.(5)
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Thelen Reid & Priest LLP (contained in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*
Incorporated by reference to our Registration Statement on Form S-1, Registration No. 333-93185.

(1)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2001—File No. 000-29793.

(2)
Incorporated by reference to Artemis' Report on Form 8-K filed August 21, 2003—File No. 000-29793.

(3)
We have been granted confidential treatment of certain provisions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the SEC.

(4)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2002—File No. 000-29793.

(5)
Incorporated by reference to Artemis' Report on Form 10-K for the fiscal year ended December 31, 2003—File No. 000-29793.

(6)
Incorporated by reference to Artemis' Report on Form 8-K filed June 18, 2004—File No. 000-29793.

(7)
Incorporated by reference to Artemis' Report on Form 10-Q for the quarterly period ended June 30, 2004—File No. 000-29793.

(8)
Incorporated by reference to Artemis' Report on Form 10-Q for the quarterly period ended September 30, 2004—File No. 000-29793.

(9)
Incorporated by reference to Artemis' Report on Form 8-K filed January 14, 2005—File No. 000-29793.

(b)
Financial Statement Schedules

        All schedules are omitted because the information required to be set forth therein is either not applicable, not significant, or is contained in the annual Financial Statements or Notes thereto included elsewhere herein.

Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, State of California, on January 28, 2005.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
By:	/s/ PATRICK TERNIER Patrick Ternier Chief Executive Officer
By:	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich Chief Financial Officer (Principal Financial and Accounting Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: January 28, 2005	/s/ PATRICK TERNIER Patrick Ternier, President and Chief Executive Officer (principal executive officer)
Date: January 28, 2005	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich, Executive Vice President and Chief Financial Officer (principal accounting officer)
Date: January 28, 2005	* Steve Yager, Chairman of the Board
Date: January 28, 2005	* Michael Murphy, Director
Date: January 28, 2005	* Olof Odman, Director
Date: January 28, 2005	* Pekka Pere, Director
Date: January 28, 2005	* Bengt Algevik, Director
Date: January 28, 2005	* Joseph Liemandt, Director
Date: January 28, 2005	David Cairns, Director
*By:	/s/ ROBERT S. STEFANOVICH Robert S. Stefanovich Attorney-In-Fact

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
COMPENSATION OF EXECUTIVE OFFICERS AND OTHER INFORMATION
SUMMARY COMPENSATION TABLE
SUMMARY OF OPTIONS GRANTS
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF OUR CAPITAL STOCK
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
SHARES ELIGIBLE FOR FUTURE SALE
WHERE YOU CAN FIND MORE INFORMATION
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED BALANCE SHEETS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) For the Period January 1, 2000 to December 31, 2003
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share amounts) ASSETS
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts) (Unaudited)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (all tabular amounts in thousands except per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES